UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           LIBERTY TECHNOLOGIES, INC.
      -----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
      -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   531281103
                    --------------------------------------
                                 (CUSIP Number)

                               Augustus I. duPont
                 Vice President, General Counsel and Secretary
                                    Crane Co.
                            100 First Stamford Place
                           Stamford, Connecticut 06902
                                 (203) 363-7300
       -----------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 11, 1998
             -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box | |.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  Schedule 13D



1.  NAME OF REPORTING PERSON                                           CRANE CO.
                                                                       ---------
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                       ---------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)| |

                                                                          (b)| |
3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                                           WC
                                                                              --

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           | |

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                DELAWARE
                                                                        --------
     NUMBER OF        7.  SOLE VOTING POWER                            1,979,705
      SHARES                                                           ---------
     BENEFICIALLY     8.  SHARED VOTING POWER                            982,072
     OWNED BY                                                            -------
       EACH          9.  SOLE DISPOSITIVE POWER                        1,979,705
     REPORTING                                                          --------
     PERSON WITH    10.  SHARED DISPOSITIVE POWER                              0
                                                                               -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                            1,979,705
                                                                       ---------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                                   | |

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   32.9%
                                                                         -------
14.   TYPE OF REPORTING PERSON                                                CO
                                                                              --

            On August 11, 1998, Crane Co., a Delaware corporation ("Crane"), LTI Merger, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Crane ("Purchaser") and Liberty Technologies, Inc., a Pennsylvania corporation (the "Issuer") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, following consummation of the Offer (as defined below), Purchaser will be merged with and into the Issuer with the Issuer continuing as a wholly owned subsidiary of Crane. In connection with the execution of the Merger Agreement, Parent entered into (i) a Stock Option Agreement dated August 11, 1998 (the "Stock Option Agreement') with the Issuer pursuant to which, among other things, Crane has the irrevocable right, exercisable upon the termination of the Merger Agreement under certain circumstances, to purchase from the Issuer up to 997,633 newly issued shares of the common stock, par value $.01 per share ("Common Stock"), and (ii) Shareholder Agreements, each dated August 11, 1998 (the "Shareholder Agreements"), with certain shareholders of the Issuer (the "Selling Shareholders") pursuant to which each Selling Shareholder has agreed, among other things, that (x) each Selling Shareholder will tender the shares of Common Stock owned by it in the Offer and (y) each Selling Shareholder will vote or grant a consent or approval with respect to all shares of Common Stock owned by it in favor of approval of the Merger Agreement and the Stock Option Agreement and the transactions contemplated thereby, and against any action, omission or agreement which would impede or interfere with, or have the effect of discouraging, any transaction other than the Merger. Any shares of Common Stock that a Selling Shareholder may subsequently acquire automatically become subject to the Shareholder Agreement. Pursuant to each Shareholder Agreement, each Selling Shareholder has agreed that, upon the request of Crane, it will deliver a proxy to Crane to vote, or grant a consent or approval in respect of, the shares of Common Stock owned by it. Each of the Merger Agreement, the Stock Option Agreement and the Shareholder Agreements is described more fully in the Offer to Purchase dated August 14, 1998 (the "Offer to Purchase"), filed as
Exhibit 1 hereto.


ITEM 1.     SECURITY AND ISSUER

            This Schedule 13D relates to the common stock, $.01 par value per share (the "Company Common Stock"), of Liberty Technologies, Inc., a Pennsylvania corporation (the "Issuer"). The principal executive offices of the Issuer are located at 555 North Lane, Conshohocken, Pennsylvania 19428.

ITEM 2.     IDENTITY AND BACKGROUND

            (a) - (c) and (f) This Schedule 13D is being filed by Crane Co, a Delaware corporation ("Crane"). Information concerning the principal business and the address of the principal offices of Crane is set forth in Section 9 ("Certain Information Concerning the Purchaser and Crane") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of Crane are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

            (d) During the last five years, neither Crane nor, to the knowledge of Crane, any of the directors or executive officers of Crane named in Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither of Crane nor, to the knowledge of Crane, any of the directors or executive officers of Crane named in
Schedule I to the Offer to Purchase has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.     PURPOSE OF TRANSACTION

            (a) - (g) and (j) The information set forth in Section 11 ("Purpose of the Offer; The Merger Agreement; The Stock Option Agreement; The Shareholder Agreements; Dissenters' Rights; Plans for the Company; The Rights") of the Offer to Purchase is incorporated herein by reference.

            (h) and (i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Nasdaq National Market Listing; Margin Regulations; Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) - (c) Crane may be deemed to beneficially own 1,979,705 shares of the Company Common Stock in the aggregate, representing 32.9% of the outstanding shares of Company Common Stock on a fully diluted basis. Pursuant to the Stock Option Agreement, Crane has the right to acquire, in certain limited circumstances, 997,633 newly issued shares of Company Common Stock from the Issuer. Pursuant to the Shareholder Agreements, each Selling Shareholder has agreed to vote the 982,072 shares of Company Common Stock owned by the Selling Shareholders in favor of the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby, and against transactions other than the Merger, and upon the request of Crane, to grant Crane an irrevocable proxy to so vote or grant consent or approval, and has also granted Crane the right, under certain limited circumstances, to acquire such shares from the Selling Shareholders (the "Shareholder Options"). Until such time as the Shareholder Options are exercised, Crane shares with the Selling Shareholders the power to vote or direct the vote of the shares of Company Common Stock owned by the Selling Shareholders. Upon exercise of the Shareholder Options and the option granted under the Stock Option Agreement, Crane will have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of all the shares of Company Common Stock reported as beneficially owned by it hereunder. The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Crane") and Section 11 ("Purpose of the Offer; The Merger Agreement; The Stock Option Agreement; The Shareholder Agreements; Dissenters' Rights; Plans for the Company; The Rights") of the Offer to Purchase is incorporated herein by reference.

            (d) Subject to the terms and conditions of each of the Shareholder Agreements, each Selling Shareholder has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares to which each of the Shareholder Agreements relates.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Crane"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; The Merger Agreement; The Stock Option Agreement; The Shareholder Agreements; Dissenters' Rights; Plans for the Company; The Rights") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.             Description


1.          Offer to Purchase dated August 14, 1998.

2. Agreement and Plan of Merger, dated as of August 11, 1998, among Crane, Purchaser and the Issuer.

3.          Form of Shareholder  Agreement between the Selling  Shareholders and
            Crane.

4. Stock Option Agreement, dated as of August 11, 1998, between Crane and the Issuer.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              CRANE CO.


                              By:   /S/ DAVID S. SMITH
                                    -----------------------------------
                                    David S. Smith
                                    Vice President-Finance and Chief
                                    Financial Officer

Date:  August 18, 1998

                                  EXHIBIT INDEX


Exhibit No.                             Description



1.          Offer to Purchase dated August 14, 1998.

2. Agreement and Plan of Merger, dated as of August 11, 1998, among Crane Co., LTI Merger, Inc. and Liberty Technologies, Inc.

3.          Form of Shareholder Agreement between Selling Shareholders and Crane
            Co.

4. Stock Option Agreement, dated as of August 11, 1998, between Crane Co. and Liberty Technologies, Inc.

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF
                           LIBERTY TECHNOLOGIES, INC.
                                       AT
                              $3.50 NET PER SHARE
                                       BY
                                LTI MERGER, INC.
                           A WHOLLY OWNED SUBSIDIARY
                                       OF
                                   CRANE CO.

-------------------------------------------------------------------------------
        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, SEPTEMBER 11, 1998, UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------

   THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT EACH OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER (AS SUCH TERMS ARE DEFINED HEREIN), IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED THE OFFER AND THE MERGER AND RECOMMENDS ACCEPTANCE OF THE OFFER BY THE COMPANY'S SHAREHOLDERS.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SHARES REPRESENTING AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY ON A FULLY DILUTED BASIS BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AND NOT PROPERLY WITHDRAWN. SEE SECTION 14.

                                ---------------

                                   IMPORTANT

   Any shareholder desiring to tender all or any portion of such shareholder's Shares (as defined herein) either should (a) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) representing tendered Shares and any other required documents to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3 or (b) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect such transaction. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares.

   A shareholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

   Questions and requests for assistance may be directed to Beacon Hill Partners, Inc. (the "Information Agent") at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

August 14, 1998

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

                              TABLE OF CONTENTS

                                                                        PAGE
                                                                      --------
INTRODUCTION .........................................................     1
1. Terms of the Offer.................................................     2
2. Acceptance for Payment and Payment ................................     3
3. Procedures for Accepting the Offer and Tendering Shares............     4
4. Withdrawal Rights..................................................     7
5. Certain Tax Consequences...........................................     8
6. Price Range of the Shares; Dividends...............................     8
7. Effect of the Offer on the Market for the Shares; Nasdaq National
   Market Listing; Margin Regulations; Exchange Act Registration......     9
8. Certain Information Concerning the Company.........................    10
9. Certain Information Concerning the Purchaser and Crane.............    11
10. Background of the Offer; Contacts with the Company................    12
11. Purpose of the Offer; The Merger Agreement; The Stock Option
    Agreement; The Shareholder Agreements; Dissenters' Rights; Plans
    for the Company; The Rights.......................................    13
12. Source and Amount of Funds........................................    31
13. Dividends and Distributions.......................................    32
14. Certain Conditions of the Offer...................................    32
15. Certain Legal Matters; Required Regulatory Approvals..............    33
16. Certain Fees and Expenses ........................................    37
17. Miscellaneous ....................................................    38
Schedule I--Directors and Executive Officers of Crane and the
Purchaser.............................................................   I-1
Schedule II--Sections 1930(a) and 1571 through 1580 (Subchapter D of Chapter 15) of the Pennsylvania Business Corporation Law...........  II-1

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

To: All Holders of Shares of Common Stock of Liberty Technologies, Inc.:

                                 INTRODUCTION

   LTI Merger, Inc. (the "Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of Crane Co., a Delaware corporation ("Crane"), hereby offers to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares" or "Company Common Stock"), of Liberty Technologies, Inc., a Pennsylvania corporation (the "Company"), and the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of October 6, 1997, between the Company and StockTrans, Inc., as Rights Agent (as amended, the "Rights Agreement"), at a purchase price of $3.50 per Share (and associated Right), net to the seller in cash, without interest thereon (the "Per Share Amount"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Unless the context otherwise requires, all references to Shares shall include the associated Rights.

   Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses of First Chicago Trust Company of New York, as Depositary (the "Depositary"), and Beacon Hill Partners, Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

   THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT EACH OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER (AS SUCH TERMS ARE DEFINED HEREIN), IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED THE OFFER AND THE MERGER AND RECOMMENDS ACCEPTANCE OF THE OFFER BY THE COMPANY'S SHAREHOLDERS.

   Legg Mason Wood Walker Incorporated ("Legg Mason"), the Company's financial advisor, has delivered to the Board of Directors of the Company a written opinion dated August 10, 1998 to the effect that, as of such date, each of the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair to the Company's shareholders from a financial point of view. A copy of such opinion is included with the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to shareholders concurrently herewith, and shareholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by Legg Mason.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION 1) AND NOT PROPERLY WITHDRAWN (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS. THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, SEPTEMBER 11, 1998, UNLESS EXTENDED. SEE SECTIONS 1, 14, AND 15 BELOW.

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 11, 1998 (the "Merger Agreement"), among the Company, the Purchaser and Crane pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares held by Crane, the Purchaser or any wholly owned subsidiary of Crane or Purchaser or held in the treasury of the Company, which will be canceled with no payment being made with respect thereto, and other than Shares, if any, held by shareholders who object to the Merger and demand a right to receive payment of the fair value of such shareholders' Shares in accordance with Pennsylvania law, unless such right shall have been withdrawn or otherwise lost ("Dissenting Shares")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $3.50 in cash (the "Merger

Consideration"), payable to the holder thereof, without interest thereon upon the surrender of the certificate formerly representing such Share. In conjunction with the Merger Agreement, Crane entered into a Stock Option Agreement (the "Stock Option Agreement") with the Company pursuant to which the Company has granted Crane an option to purchase up to 997,633 newly issued shares (or, based on information supplied to the Purchaser by the Company, approximately 19.9% of the outstanding Shares as of August 11, 1998) of Company Common Stock, and Crane has entered into Shareholder Agreements (the "Shareholder Agreements") with certain shareholders of the Company (including certain directors and officers of the Company) holding in the aggregate 982,072 Shares (or, based on information supplied to the Purchaser by the Company, approximately 19.6% of the outstanding Shares as of August 11, 1998), pursuant to which such shareholders have, among other things, agreed to tender their Shares pursuant to the Offer. The Merger Agreement, the Stock Option Agreement and the Shareholder Agreements are more fully described in Section 11 below. Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger, as the case may be, are described in Section 5 below.

   The Pennsylvania Business Corporation Law (the "PBCL") requires the affirmative vote of holders of at least a majority of the votes cast by holders of Shares to approve the Merger. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is consummated, the Purchaser will own a sufficient number of Shares to ensure that the Merger will be approved. Under the PBCL, if after consummation of the Offer the Purchaser owns at least 80% of the Shares then outstanding, the Purchaser will be able to cause the Merger to occur without a vote of the Company's shareholders. If, however, after consummation of the Offer, the Purchaser owns less than 80% of the then outstanding Shares, a vote of the Company's shareholders will be required under the PBCL to approve the Merger, and a significantly longer period of time will be required to effect the Merger. See Section 11.

   The Company has informed the Purchaser that, as of August 11, 1998, there were 5,013,233 Shares issued and outstanding and 1,154,000 Shares reserved for issuance upon the exercise of outstanding options to acquire Company Common Stock ("Options") granted pursuant to the Company's 1992 Stock Option Plan and 1988 Stock Option Plan.

   No dissenters' rights are available in connection with the Offer; however, shareholders will have dissenters' rights in connection with the Merger regardless of whether the Merger is consummated with or without a vote of the Company's shareholders. See Section 11.

   THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. TERMS OF THE OFFER

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date (as defined below) and not withdrawn in accordance with the procedures set forth in Section 4, as soon as practicable after such Expiration Date; provided that, if all of the conditions to the Offer are satisfied and more than 65% but less than 80% of the outstanding shares of Company Common Stock on a fully diluted basis (including shares of Company Common Stock issuable upon exercise of outstanding Options) have been validly tendered and not withdrawn in the Offer, the Purchaser reserves the right, in its sole discretion, to extend the Offer from time to time for up to a maximum of ten additional business days in the aggregate for all such extensions provided the Purchaser agrees to waive the conditions set forth in paragraphs
(c), (f) and (g) of Section 14. The Offer shall remain open until 12:00 midnight, Eastern time, on Friday, September 11, 1998 (the "Expiration Date"), unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. If, at any Expiration Date, the conditions to the Offer described in Section 14 hereof shall not have been satisfied or waived, the Purchaser reserves the right (but shall not be obligated) to extend the Offer from time to time by giving oral or written notice to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering shareholder to withdraw such shareholder's Shares. See Section 4.

   Subject to the applicable regulations of the Securities and Exchange Commission (the "Commission"), the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, to (i) terminate the Offer if any condition referred to in Section 14 has not been satisfied by any Expiration Date and return all tendered Shares; (ii) waive any condition; or
(iii) except as set forth in the Merger Agreement, otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary. In the Merger Agreement, the Purchaser has agreed that, without the prior written consent of the Company, it will not
(i) decrease the price per Share or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose additional conditions to the Offer or (iv) amend any other term of the Offer in any manner adverse to the holders of Shares.

   Any such extension, termination or amendment will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which require that material changes be promptly disseminated to holders of Shares), the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service. The rights reserved by the Purchaser in the preceding paragraph are in addition to the Purchaser's rights described in Section 14.

   If the Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-l under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changes. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of such change is generally required under applicable Commission rules and regulations to allow for adequate dissemination to shareholders. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

   As of the date of this Offer to Purchase, the Rights are evidenced by the certificates representing Shares (each, a "Share Certificate") and do not trade separately. Accordingly, by tendering a Share Certificate, a shareholder is automatically tendering the associated Rights. If, however, pursuant to the Rights Agreement or for any other reason, the Rights detach and separate certificates representing Rights ("Rights Certificates") are issued, shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share.

   The Company has provided the Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by the Purchaser to record holders of Shares and will be furnished by the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not properly withdrawn (in accordance with Section 4) prior to the Expiration Date as soon as practicable after the Expiration Date. See Sections 1 and 14. In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply with applicable law, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"). See Section 15.

   In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Share Certificates or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3; (ii) the appropriate Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer; and
(iii) any other documents required by the Letter of Transmittal.

   The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

   For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to validly tendering shareholders.

   UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY THE PURCHASER.

   If any tendered Shares are not purchased pursuant to the Offer for any reason, or if Share Certificates are submitted representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

   IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER SHALL INCREASE THE CONSIDERATION OFFERED TO HOLDERS OF SHARES PURSUANT TO THE OFFER, SUCH INCREASED CONSIDERATION SHALL BE PAID TO ALL HOLDERS OF SHARES THAT ARE PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

   The Purchaser reserves the right, subject to the provisions of the Merger Agreement, to assign, in whole or from time to time in part, to one or more of Crane's subsidiaries or affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but no such assignment will relieve Crane of any liability under the Merger Agreement for any breach of the Merger Agreement by any such assignee.

3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

   Valid Tender of Shares. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) Share Certificates representing tendered Shares must be received by the Depositary or tendered pursuant to the procedure for book-entry transfer set forth below and Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the guaranteed delivery procedures set forth below must be complied with.

   THE METHOD OF DELIVERY OF SHARE CERTIFICATES, RIGHTS CERTIFICATES (IF APPLICABLE), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING SHAREHOLDER, AND DELIVERY WILL BE
DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

   Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for the transfer. Although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

   DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

   Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

   If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

   If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each such delivery.

   Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date or the procedures for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

     (i) such tender is made by or through an Eligible Institution;

     (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

     (iii) the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq National Market trading days after the date of execution of such Notice of Guaranteed Delivery.

   The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery and a representation that the shareholder on whose behalf the tender is being made is deemed to own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act.

   Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, such Shares, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering shareholders at the same time, and will depend upon when Share Certificates are received by the Depositary or Book-Entry Confirmations of such Shares are received into the Depositary's account at the Book-Entry Transfer Facility.

   Backup U.S. Federal Income Tax Withholding. Under the backup U.S. federal income tax withholding laws applicable to certain shareholders (other than certain exempt shareholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to such shareholders pursuant to the Offer. To prevent backup U.S. federal income tax withholding, each such shareholder must provide the Depositary with such shareholder's correct taxpayer identification number and certify that such shareholder is not subject to backup U.S. federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal.

   Appointment as Proxy. By executing the Letter of Transmittal, a tendering shareholder irrevocably appoints designees of the Purchaser, and each of them, as such shareholder's agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares and other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective upon the acceptance for payment of such Shares by the Purchaser in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by such shareholder with respect to such Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by such shareholder (and, if given, will not be deemed effective). The designees of the Purchaser will, with respect to the Shares and such other securities and rights for which such appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's shareholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, the Purchaser or its designee must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of shareholders.

   Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders.

   The Purchaser's interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived by the Purchaser. None of Crane, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

   The Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

4. WITHDRAWAL RIGHTS.

   Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after Monday, October 12, 1998.

   If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering shareholder is entitled to and duly exercises withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

   In order for a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as set forth in the Share Certificates, if different from that of the person who tendered such Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Share Certificates, the tendering shareholder must submit the serial numbers shown on the particular Share Certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

   All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. None of Crane, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. CERTAIN TAX CONSEQUENCES

   Sales of Shares pursuant to the Offer (and the receipt of cash by shareholders of the Company pursuant to the Merger) will be taxable transactions for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be taxable transactions under applicable state, local, foreign and other tax laws. For U.S. federal income tax purposes, a tendering shareholder will generally recognize gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the Offer (or pursuant to the Merger) and the aggregate tax basis in the Shares tendered by the shareholder and purchased pursuant to the Offer (or canceled pursuant to the Merger). Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer (or canceled pursuant to the Merger).

   If tendered Shares are held by a tendering shareholder as capital assets, gain or loss recognized by the tendering shareholder will be capital gain or loss, which will be long-term capital gain or loss if the tendering shareholder's holding period for the Shares exceeds one year. Long-term capital gains recognized by a tendering individual shareholder will generally be taxed at a maximum U.S. federal marginal tax rate of 20%, and long-term capital gains recognized by a tendering corporate shareholder will be taxed at a maximum U.S. federal marginal tax rate of 35%.

   THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES RECEIVED PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION OR WITH RESPECT TO HOLDERS OF SHARES WHO ARE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE, SUCH AS NON-U.S. PERSONS, LIFE INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS AND FINANCIAL INSTITUTIONS, AND MAY NOT APPLY TO A HOLDER OF SHARES IN LIGHT OF ITS INDIVIDUAL CIRCUMSTANCES. SHAREHOLDERS ARE
URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

6. PRICE RANGE OF THE SHARES; DIVIDENDS

   According to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "Company Form 10-K"), the Shares are traded on the Nasdaq Stock Market's National Market (the "Nasdaq National Market"). The following table sets forth, for the periods indicated and according to published sources, the reported high and low closing sale prices for the Shares on the Nasdaq National Market. No dividends were paid on the Shares during any of the periods presented.

                                            HIGH      LOW
                                          -------- --------
YEAR ENDED DECEMBER 31, 1996
First Quarter ...........................  $5.875    $4.375
Second Quarter ..........................   8.625     5.500
Third Quarter ...........................   6.000     3.250
Fourth Quarter ..........................   4.250     2.750

YEAR ENDED DECEMBER 31, 1997
First Quarter ...........................   4.125     2.625
Second Quarter ..........................   3.625     2.563
Third Quarter ...........................   4.188     2.625
Fourth Quarter ..........................   3.750     2.250

YEAR ENDED DECEMBER 31, 1998
First Quarter ...........................   3.500     2.063
Second Quarter ..........................   3.844     2.250
Third Quarter (through August 13, 1998) .   3.375     2.125

   On August 11, 1998, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing sale price on the Nasdaq National Market for the Shares was $2.50 per Share. On August 13, 1998, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share as reported on the Nasdaq National Market was $3.375.

   SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ NATIONAL MARKET LISTING; MARGIN REGULATIONS; EXCHANGE ACT REGISTRATION

   The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer price.

   Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer be eligible for quotation on the Nasdaq National Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for quotation on the Nasdaq National Market, the market for the Shares could be adversely affected. According to the Nasdaq National Market's published guidelines, in order for the Shares to be eligible for continued quotation on the Nasdaq National Market, there must continue to be, among other things, either (i) at least 750,000 publicly held Shares, held by at least 400 round lot shareholders, with a market value of at least $5,000,000, net tangible assets of at least $4,000,000 and at least two registered and active market makers for the Shares, or (ii) at least 1,100,000 publicly held Shares, held by at least 400 round lot shareholders, with a market value of at least $15,000,000, either (x) market capitalization of at least $50,000,000 or
(y) total assets and total revenue of $50,000,000 each for the most recently completed fiscal year or two of the last three most recently completed fiscal years, and at least four registered and active market makers for the Shares. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered as being publicly held for this purpose. If the Shares were no longer eligible for quotation on the Nasdaq National Market, they may nevertheless continue to be included in the Nasdaq SmallCap Market unless, among other things, the number of publicly held Shares (excluding Shares held by officers, directors and beneficial owners of more than 10% of the Shares) was less than 100,000, or there were fewer than 300 round lot holders in total. If the Shares are no longer eligible for inclusion in the Nasdaq National Market or the Nasdaq SmallCap Market, the Shares might still be quoted on the OTC Bulletin Board. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors. According to the Company, there were approximately 184 holders of record of Shares as of August 12, 1998.

   The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities ("purpose loans"). Depending upon factors similar to those described above with respect to listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for purpose loans made by brokers.

   The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of the Shares and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company could be deprived of the ability to dispose of the securities pursuant to Rule 144 under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for Nasdaq quotation. The Purchaser intends to seek to cause the Company to terminate the registration of the Shares as soon after the consummation of the Offer or the Merger as the requirements for termination of registration are met.

8. CERTAIN INFORMATION CONCERNING THE COMPANY

   Except as otherwise noted below, the information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or based upon publicly available documents and records on file with the Commission and other public sources.

   The Company is a Pennsylvania corporation whose principal executive offices are located at 555 North Lane, Lee Park, Conshohocken, Pennsylvania 19428. Unless the context indicates otherwise, the term the "Company" also refers to its consolidated subsidiaries.

   The Company, founded in 1984, develops, manufactures, markets and sells valve, motor, engine and compressor condition monitoring products and provides related services to customers in nuclear power generation and industrial process markets worldwide. The Company's services are designed to reduce operating and maintenance costs and increase efficiency, reliability and safety of plant operation. The Company has established certain strategic technical and commercial alliances to advance its business objectives. The Company has three key business segments to support its mission: (1) performance and condition monitoring products, (2) RADView (TM) imaging systems and (3) Liberty Technical Services.

   The Company's performance and condition monitoring products provide customers with the tools to prevent unplanned downtime, improve asset utilization and increase plant safety. The Company's proprietary products gather and interpret operating data of valves, engines, compressors, motors, and certain motor-driven equipment. The products utilize sensors, instruments and proprietary software that capture and log data for trending and analysis. RADView imaging systems concentrates exclusively on the production and sale of the Company's RADView Digital Radiography product line to customers in the power, process and aerospace industries. Liberty Technical Services provides comprehensive dynamic testing services primarily for customers in the power industry. Dynamic testing services are provided for many plant components, including valves, compressors, engines, motors and certain motor-driven equipment. Special services include process safety management support, plant inspection, computerized reporting and training.

   Set forth below is a summary of certain consolidated financial information with respect to the Company for its fiscal years ended December 31, 1997, 1996 and 1995 and the six months ended June 30, 1998 and 1997, excerpted from financial statements presented in the Company Form 10-K, the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the "Company Form 10-Q") and other documents filed by the Company with the Commission. More comprehensive financial information is included in such reports (including management's discussion and analysis of results of operations and financial condition) and other documents filed by the Company with the Commission, and the financial information summary set forth below is qualified in its entirety by reference to such reports and other documents, which are incorporated herein by reference, as well as all the financial information and related notes contained therein. The Company Form 10-K, the Company Form 10-Q and such other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION
                   (in thousands, except per share amounts)

                                                               YEAR ENDED              SIX MONTHS ENDED
                                                              DECEMBER 31,                 JUNE 30,
                                                     ---------------------------------------------------
                                                        1997      1996       1995      1998       1997
                                                     --------- ---------  --------- ---------  ---------
                                                                                         (UNAUDITED)
INCOME STATEMENT DATA:
 Revenue............................................  $22,630    $17,547   $21,842    $ 8,431   $11,953
 Gross profit.......................................   10,281      8,934     9,857      2,663     5,954
 Loss from continuing operations ...................   (6,071)    (4,536)   (5,476)    (3,482)     (996)
 Income tax benefit ................................   (2,311)        30    (1,263)    (1,359)       --
 Minority interest in loss of joint venture  .......     (134)       (50)       --        121       105
 Loss from continuing operations, net of tax .......   (3,626)    (4,516)   (4,213)    (2,002)     (891)
 Income from discontinued operations, net of tax  ..       88         --        --         --       871
 Gain on sale of discontinued operations, net of
  tax...............................................    2,641         --        --         --        --
 Net income (loss)..................................     (897)    (2,572)   (2,642)    (2,002)      (20)

                                              AT DECEMBER 31,   AT JUNE 30, 1998
                                             ------------------ ----------------
                                               1997      1996      (UNAUDITED)
                                             -------- --------
BALANCE SHEET DATA:
 Working capital............................  $ 9,816  $ 7,536       $ 6,747
 Total assets...............................   18,434   23,658        15,007
 Long-term debt (including current portion)       282      262           220
 Shareholders' equity.......................   13,125   13,973        11,109

   The Company is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Shares, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at prescribed rates at the following regional offices of the Commission: Seven World Trade Center, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information.

9. CERTAIN INFORMATION CONCERNING THE PURCHASER AND CRANE

   The Purchaser. The Purchaser is a Pennsylvania corporation which was organized in 1998. The principal offices of the Purchaser are located at 100 First Stamford Place, Stamford, Connecticut 06902. The Purchaser is a wholly owned subsidiary of Crane. Until immediately prior to the time that the Purchaser will purchase Shares pursuant to the Offer, it is not expected that the Purchaser will have any significant assets or liabilities or engage in activities other than the ownership of Shares and those activities incident to the transactions contemplated by the Offer.

   Crane. Crane is a Delaware corporation with its principal executive offices located at 100 First Stamford Place, Stamford, Connecticut 06902. Crane is a diversified manufacturer of engineered industrial products and the largest American distributor of doors, windows and millwork. Founded in 1855, Crane employs over 10,000 people in North America, Europe, Asia and Australia.

   Crane is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Crane's directors and officers, their remuneration, stock options granted to them, the principal holders of Crane's securities, any material interests of such persons in transactions with Crane and other matters is required to be disclosed in proxy statements distributed to Crane's shareholders and filed with the Commission. These reports, proxy statements and other information are available for inspection and copies may be obtained in the same manner as set forth for the Company in Section 8. Crane's Common Stock is listed on the New York Stock Exchange (the "NYSE"), and reports, proxy statements and other information concerning Crane are also available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

   The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Crane and the Purchaser are set forth in Schedule I hereto.

   No Ownership of Shares. Neither Crane nor the Purchaser, nor, to the knowledge of Crane or the Purchaser, any of the persons listed in Schedule I hereto, or any associate or majority-owned subsidiary of such persons, beneficially owns any equity security of the Company, and neither Crane nor the Purchaser, nor, to the knowledge of Crane or the Purchaser, any of the other persons referred to above, has effected any transaction in any equity security of the Company during the past 60 days.

   Except as set forth in this Offer to Purchase, neither Crane nor the Purchaser, nor, to the knowledge of Crane or the Purchaser, any of the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, neither Crane nor the Purchaser, nor, to the knowledge of Crane or the Purchaser, any of the persons listed in
Schedule I hereto has had any transactions with the Company, or any of its executive officers, directors or affiliates that would require reporting under the rules of the Commission.

   No Civil Proceedings. During the past five years neither Crane nor the Purchaser, nor, to the knowledge of Crane or the Purchaser, any of the persons listed in Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or finding any violation of such laws.

10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY

   Crane initially began considering the possibility of acquiring the Company in October 1997, after becoming aware of the filing of a shelf registration statement covering the sale from time to time in market transactions of Shares held by certain substantial shareholders of the Company. Also, in mid-November the Company publicly reported that it faced certain liquidity issues. Although these issues had been mitigated by receipt of the proceeds from the sale of one of the Company's businesses, Crane believed that liquidity ultimately could be a longer-term issue for the Company, creating a possible opportunity for an acquisition by Crane. In late February, following the Company's announcement of continuing operating losses in the fourth quarter of 1997, Mr. R.S. Evans, Chairman and Chief Executive Officer of Crane, contacted Mr. David P. Kollock, a financial advisor based in Philadelphia, and asked him to explore the Company's possible interest in a transaction with Crane with any contacts he had on the Company's Board of Directors.

   During late February and early March 1998, Mr. Kollock met separately with Mr. Roland K. Bullard, II, a director of the Company, Messrs. Anthony Moffa and Richard Tuft, non-management founders of the Company with substantial holdings of Shares, and Mr. Richard Defieux, a director of the Company, each of whom indicated interest in discussing a possible transaction with Crane. On March 10, Messrs. Kollock and Evans met with Mr. Stephen Wells, a director and substantial shareholder of the Company, who also expressed interest in a possible transaction.

   A Confidentiality Agreement was signed by Crane on March 18, 1998, and management presentations to Crane by the Company and preliminary due diligence by Crane occurred on March 19, 1998.

During the remainder of March and early April, Crane made a number of follow-up requests for data from the Company, and conducted a more detailed review of the Company on April 2 and 3, 1998. During this period, Mr. Kollock had a number of discussions with Mr. Wells concerning a possible transaction.

   On May 5, 1998, Crane delivered a written indication of interest to the Company to acquire the Company (excluding the Company's RADView business) at a price of $4.25 per Share payable in shares of Crane Common Stock or $4.50 per Share payable in cash, subject to satisfactory due diligence, definitive documentation and approval by the Boards of Directors of Crane and the Company and the Company's shareholders, as well as the receipt of any necessary governmental approvals. Crane subsequently was advised that the Company had decided to explore other possible alternatives.

   On May 12, 1998, the Company issued a press release reporting financial results for the quarter ended March 31, 1998 that reflected decreased revenues and earnings as compared to the first quarter of 1997. The press release further stated that the Company's Board of Directors "is considering strategic alternatives to enhance shareholder value, and that such alternatives may include the sale or restructuring of all or part of the Company."

   On May 22, 1998, Mr. Evans advised Mr. Wells that he was withdrawing Crane's May 5 proposal.

   On  June  8,  1998,  the  Company   issued  a  press  release   reporting  "a
restructuring of the Company in an effort to reduce operating expenses and to provide additional focus to their key accounts and markets."

   On June 25, 1998, Mr. Evans and Mr. Kollock met with Mr. Wells to explore renewal of Crane's interest in a possible transaction with the Company. Mr. Wells was advised that Crane would need to take a close look at the then-current financial condition and operating performance of the Company in considering whether to make a proposal.

   During the period from June 29 through July 1, 1998, Crane conducted additional due diligence with respect to the Company.

   On July 13, 1998, Crane submitted a revised indication of interest at a price of $3.25 per Share in cash, to be structured as a tender offer with an 80% minimum and a subsequent merger to acquire shares not purchased in the tender offer, and otherwise with conditions substantially the same as Crane's initial proposal. Following discussions with Mr. Wells subsequent to a meeting of the Company's Board of Directors on July 16, 1998, Crane agreed that it would increase its proposal to $3.50 per Share.

   Between July 22, 1998 and August 10, 1998, Crane and the Company and their respective professional advisors negotiated the Merger Agreement. On July 24, 1998, the Board of Directors of Crane approved the transaction and authorized management to negotiate the Merger Agreement and all necessary ancillary documentation.

   On August 10, 1998, the Board of Directors of the Company authorized representatives of the Company to execute the Merger Agreement and the Stock Option Agreement. The Merger Agreement and the Stock Option Agreement, together with the Shareholder Agreements, were executed on August 11, 1998 and the transaction was publicly announced on the morning of August 12, 1998.

   Other than as set forth above, there have not been any contacts, negotiations or transactions between Crane or the Purchaser, or their respective subsidiaries, or, to the best knowledge of Crane or the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets.

11. PURPOSE OF THE OFFER; THE MERGER AGREEMENT; THE STOCK OPTION AGREEMENT; THE SHAREHOLDER AGREEMENTS; DISSENTERS' RIGHTS; PLANS FOR THE COMPANY; THE RIGHTS

   Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company.

   The Merger Agreement. Following is a summary of the Merger Agreement, a copy of which has been filed as an exhibit to the Schedule 14D-1 filed by the Purchaser with the Commission in connection with the Offer. Such summary is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below. Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Merger Agreement.

   The Merger Agreement provides that, without the prior written consent of the Company, the Purchaser may not (i) decrease the amount offered per Share or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose additional conditions to the Offer, or (iv) amend any other term of the Offer in any manner adverse to the holders of Shares. If at any Expiration Date, any of the conditions to the Offer are not satisfied or waived by the Purchaser, the Purchaser may extend the Offer from time to time. Subject to the terms of the Offer and the Merger Agreement and the satisfaction of all the conditions to the Offer as of any Expiration Date, the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after such Expiration Date of the Offer, provided that, if all of the conditions to the Offer are satisfied and more than 65% but less than 80% of the outstanding shares of Company Common Stock on a fully diluted basis (including shares of Company Common Stock issuable upon exercise of outstanding Options) have been validly tendered and not withdrawn in the Offer, the Purchaser will have the right, in its sole discretion, to extend the Offer from time to time for up to a maximum of ten additional business days in the aggregate, provided the Purchaser agrees to waive the conditions set forth in paragraphs (c), (f) and (g) of Section 14 hereof.

   The Company has represented to Crane in the Merger Agreement that the Board of Directors of the Company (the "Company Board"), at a meeting duly called and held, has (i) determined that each of the transactions contemplated by the Merger Agreement, including each of the Offer and the Merger, is fair to and in the best interests of the Company and its shareholders, (ii) approved the Offer, the Merger, the Stock Option Agreement and the Shareholder Agreements, (iii) recommended acceptance of the Offer and approval of the Merger Agreement by the Company's shareholders, and (iv) taken all other action necessary to render
Section 2538 and Subchapter F of Chapter 25 of the PBCL and the Rights inapplicable to the Offer and the Merger. Such recommendation and approval may be withdrawn, modified or amended only to the extent permitted by the Merger Agreement. The Company further represented that, prior to the execution of the Merger Agreement, Legg Mason delivered to the Company Board its written opinion that the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair to the Company's shareholders from a financial point of view.

   The Merger Agreement provides that Crane, upon the payment by the Purchaser for Shares pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition, and from time to time thereafter, is entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors so elected pursuant to this provision) multiplied by the percentage that the aggregate number of Shares beneficially owned by Crane or its affiliates bears to the total number of Shares then outstanding. The Company shall, upon request of Crane, promptly take all actions (but specifically excluding the calling of a shareholders' meeting) necessary to cause Crane's designees to be so elected, including, if necessary, amending the By-laws of the Company (to the extent permitted to be amended by the Board of Directors) and seeking the resignations of one or more existing directors; provided, however, that prior to the time the Merger becomes effective (the "Effective Time"), the Company Board shall always have not less than two members who were directors of the Company on the date of the Merger Agreement ("Current Directors") and, in Crane's sole discretion, up to five Current Directors. If the number of Current Directors is reduced prior to the Effective Time below the number of Current Directors so specified by Crane due to the death or resignation of one or more of the Current Directors, then the remaining director or directors who is or are Current Directors shall be entitled to designate by majority action of the remaining Current Directors or action of the sole remaining Current Director, one or more persons, as the case may be, that has not been designated by, and is not an Affiliate of, Crane to fill such vacancy or vacancies and who shall be deemed to be Current Directors for all purposes of the Merger Agreement. Following the election or appointment of Crane's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Crane or the Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of the directors of the Company then in office who are Current Directors (or in the case where there are two or fewer directors who are Current Directors, the concurrence of one director who is a Current Director).

   The Merger. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation.

   The Second Amended and Restated Articles of Incorporation of the Company, in the form attached to the Merger Agreement as Exhibit 1, will be the articles of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law. The By-Laws of the Company in effect at the Effective Time will be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

   Subject to applicable law, the officers and directors of the Purchaser immediately prior to the Effective Time will be the officers and directors, respectively, of the Surviving Corporation and will hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

   By virtue of the Merger and without any action on the part of the holders thereof, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held by Crane, the Purchaser, any wholly owned subsidiary of Crane or the Purchaser, or held in the treasury of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, will be canceled and retired and will cease to exist with no payment being made with respect thereto and (ii) Dissenting Shares) will be canceled and retired and will be converted into the right to receive the Merger Consideration in cash, payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such Share. At the Effective Time, each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

   The Merger Agreement provides that, prior to the Effective Time, the Company will take all actions necessary to cause (i) each unexpired and unexercised Option that has an exercise price less than the Per Share Amount to be automatically converted at the Effective Time into an amount equal to the difference between the Per Share Amount and the exercise price of the Option, multiplied by the number of shares of Company Common Stock issuable immediately prior to the Effective Time upon exercise of the Option (without regard to vesting periods or restrictions on exercisability) and (ii) each unexpired and unexercised Option that has an exercise price equal to or greater than the Per Share Amount to be canceled so that no Option shall have any force or effect on or after the Effective Time.

   The Company has agreed pursuant to the Merger Agreement that, if required by applicable law in order to consummate the Merger, as soon as practicable following the acceptance for payment and payment for Shares by the Purchaser pursuant to the Offer, it will (i) convene a special meeting of its shareholders for the purpose of considering and taking action upon the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy statement relating to the Merger Agreement, and use its reasonable efforts (x) to obtain and furnish the information required to be included by the Commission therein and to cause a definitive proxy statement (the "Proxy Statement") to be mailed to its shareholders and (y) to obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders; and (iii) subject to certain provisions of the Merger Agreement, include in the Proxy Statement the recommendation of the Company Board that shareholders of the Company vote in favor of the approval of the Merger and the Merger Agreement. Crane has agreed in the Merger Agreement that (x) it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries in favor of approval of the Merger and the Merger Agreement and, (y) following consummation of the Offer, it shall use its best efforts to cause the Company to take the actions described in clauses (i), (ii) and (iii) of this paragraph, if such actions are required by applicable law to consummate the Merger.

   Representations and Warranties of the Company. The Merger Agreement contains customary representations and warranties with respect to the Company, including, among other things, (i) with respect to the organization, corporate powers and qualifications of the Company and each of its subsidiaries; (ii) with respect to the capitalization of the Company and its subsidiaries; (iii) that the execution and delivery of the Merger Agreement and the Stock Option Agreement by the Company and the consummation by the Company of the transactions contemplated thereby have been duly and validly authorized and approved by the Company Board and that no other corporate proceedings on the part of the Company are necessary to authorize or approve the Merger Agreement or the Stock Option Agreement or to consummate the transactions contemplated thereby (other than, with respect to the Merger, the approval of the Merger by the affirmative vote of the holders of at least a majority of the votes cast by holders of Shares entitled to vote thereon, to the extent required by applicable law); (iv) with respect to the absence of conflicts, violations or breaches resulting from the execution and delivery of the Merger Agreement or the Stock Option Agreement or consummation of the transactions contemplated thereby, of any provision of the Amended and Restated Articles of Incorporation or the By-laws of the Company, under any note, bond, mortgage, indenture, lease, contract, agreement, instrument or obligation to which the Company or any of its subsidiaries is a party or by which their assets are bound, or of any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or their assets; (v) with respect to required consents, approvals, orders or authorizations of, or registration, declaration or filing with, any Governmental Authority (as defined below) by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of the Merger Agreement or the Stock Option Agreement or the consummation of the transactions contemplated thereby; (vi) with respect to the accuracy of the documents filed by the Company with the Commission; (vii) with respect to the Company's financial statements and its financial condition;
(viii) with respect to indebtedness, indemnification obligations and liabilities of the Company and its subsidiaries; (ix) with respect to the absence of certain changes or events since June 30, 1998, including that there has been no Material Adverse Effect (as defined below) with respect to the Company and its subsidiaries taken as a whole; (x) with respect to certain tax matters regarding the Company and its subsidiaries; (xi) with respect to the absence of certain transactions between the Company and any of its affiliates and the absence of certain payments by the Company or any of its affiliates; (xii) with respect to Required Authorizations (as defined below) that must be given or obtained in connection with the Merger Agreement or the Stock Option Agreement; (xiii) with respect to the absence of certain litigation with respect to the Company; (xiv) with respect to compliance by the Company and its subsidiaries with applicable laws and regulations; (xv) with respect to contracts to which the Company or any of its subsidiaries is a party; (xvi) with respect to real property leases to which the Company or any of its subsidiaries is party; (xvii) with respect to personal property owned or leased by the Company or any of its subsidiaries; (xviii) with respect to patents, trademarks and other intellectual property of the Company and its subsidiaries; (xix) with respect to environmental matters affecting the Company or any of its subsidiaries or their respective properties;
(xx) with respect to products and services liabilities of the Company and its subsidiaries; (xxi) with respect to insurance maintained by the Company and its subsidiaries; (xxii) with respect to employment and related agreements to which the Company or any of its subsidiaries is a party; (xxiii) with respect to certain labor matters; (xxiv) with respect to the Company's employee benefit plans; (xxv) with respect to the absence of discussions or negotiations regarding any Acquisition Proposal involving the Company; (xxvi) with respect to the accuracy and completeness of the information supplied by the Company in connection with the Offer and the Proxy Statement; (xxvii) with respect to the vote of shareholders of the Company required to approve the Merger; (xxviii) with respect to certain provisions of the PBCL or other state takeover statutes being inapplicable to the transactions contemplated by the Merger Agreement, the Stock Option Agreement and the Shareholder Agreements; (xxix) with respect to certain amendments made to the Rights Agreement in conjunction with the Merger Agreement, the Stock Option Agreement and the Shareholder Agreements; and (xxx) with respect to the absence of brokerage or finders fees or commissions payable in connection with the Merger Agreement and the transactions contemplated thereby (other than with respect to fees payable to Legg Mason); and (xxxi) the accuracy and completeness of representations and warranties made by the Company in the Merger Agreement and related documents.

   For purposes of the Merger Agreement, "Governmental Authority" means any nation or government, any state, province or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of a government with jurisdiction over the matter in question.

   For purposes of the Merger Agreement, "Material Adverse Effect" means a material adverse effect on the business, assets (including intangible assets), condition (financial or otherwise), or results of operations of the Company and its subsidiaries taken as a whole; provided, however, that for purposes of the Merger Agreement, (a) a decline in the market price of the Company Common Stock shall not, in and of itself, constitute a Material Adverse Effect and (b) operating losses shall not constitute a Material Adverse Effect unless such operating losses exceed $1,000,000 in any consecutive four week period from and after June 30, 1998 and, provided further, that such operating losses shall be determined on the basis of accounting and financial management practices consistent with the Company's past practices.

   For purposes of the Merger Agreement, "Required Authorizations" shall mean, with respect to any person, (i) all consents, authorizations, approvals or other orders or actions of, or filings or registrations with, any federal, state, local or foreign governmental authority or agency and (ii) all notices, permits, approvals, consents, qualifications, waivers or other actions of third parties under any lease, note, mortgage, indenture, agreement or other instrument (or, in the case of the Company, under any Contract, Employment Agreement or any Governmental Approval) or under any other third-party franchise, license or permit, other than any such consents, authorizations, approvals, permits, qualifications, waivers, orders, registrations, filings, applications or other actions, the absence of which would not reasonably be expected to have a Material Adverse Effect with respect to such person and its subsidiaries, taken as a whole.

   Representations and Warranties of Crane and the Purchaser. The Merger Agreement contains customary representations and warranties by Crane and the Purchaser, including, among other things, (i) with respect to the organization, corporate powers and qualifications of Crane and the Purchaser; (ii) that each of Crane and the Purchaser has the necessary corporate power and authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated thereby; (iii) with respect to the absence of conflict between the terms and provisions of the Merger Agreement and the transactions contemplated thereby with any laws, regulations, agreements, contracts or other instruments and obligations; (iv) the accuracy and completeness of information supplied by Crane or the Purchaser for inclusion in the Schedule 14D-9 or the Proxy
Statement; and (v) with respect to the ownership by Crane or Purchaser of Company Common Stock.

   Certain Covenants. The Merger Agreement obligates the Company, from the date of the Merger Agreement until the consummation of the Offer, to conduct its (and its subsidiaries') operations only in the ordinary and usual course of business consistent with past practice and to use its reasonable efforts to preserve intact their business organizations, to keep available the services of their present officers and key employees and to preserve the goodwill of those having business relationships with them. The Merger Agreement also contains specific covenants as to certain activities of the Company prior to the consummation of the Offer, which provide that the Company will (and will cause its subsidiaries to):

     (i) preserve and maintain its corporate existence and all of its rights, privileges and franchises reasonably necessary or desirable in the normal conduct of its business, except to the extent contemplated by any transactions specifically permitted by the Merger Agreement;

     (ii) not acquire any stock or other interest in, nor (except in the ordinary course of business) purchase any assets of, any corporation, partnership, association or other business organization or entity or any division thereof (except any stock or assets distributed to the Company or any of its subsidiaries as part of any bankruptcy or other creditor settlement or pursuant to a plan of reorganization), nor agree to do any of the foregoing;

     (iii) not sell, lease, assign, transfer or otherwise dispose of any of its assets (including, without limitation, patents, trade secrets or licenses), nor suffer to exist or create any Lien on any of its assets, except as permitted by the Merger Agreement or in the ordinary course of business and except that the Company and each of its subsidiaries may sell or otherwise dispose of any assets which are obsolete;

     (iv) not incur any indebtedness, other than as a result of borrowings or drawdowns, the issuance of letters of credit for the account of the Company and the incurrence of interest, letter of credit reimbursement obligations and other obligations under the terms of the Silicon Valley Bank Loan , which indebtedness shall be incurred only for working capital purposes;

     (v) not (x) alter, amend or repeal any provision of the Amended and Restated Articles of Incorporation of the Company or Bylaws of the Company or the certificate of incorporation or by-laws of any subsidiary of the Company, (y) change the number of its directors (other than as a result of the death, retirement or resignation of a director), (z) form or acquire any subsidiaries not existing as of the date of the Merger Agreement, (xx) enter into, modify or terminate any contracts, real property leases or personal property leases or agree to do so, (yy) enter into, modify or terminate any employment agreement or hire any personnel other than temporary personnel not eligible to participate in any benefit plans or programs of the Company, or (zz) declare, pay, commit to or incur any obligation of any kind for the payment of any bonus, additional salary or compensation or retirement, termination, welfare or severance benefits or change in control benefits payable or to become payable to any of its employees or such other persons, except for such matters as are required pursuant to the terms of any existing employment agreement or benefit plan;

     (vi) maintain its books, accounts and records in the usual, ordinary and regular manner and in material compliance with all applicable laws;

     (vii) pay and discharge all taxes imposed upon it or upon its income or profits, or upon any property belonging to it, prior to the date on which penalties attach thereto, except to the extent that the Company is currently contesting, in good faith and by proper proceedings, the payment of such taxes and the Company maintains appropriate reserves with respect thereto;

     (viii) not settle any tax claim against the Company or any of its subsidiaries or any litigation (net of applicable insurance proceeds) in excess of $10,000;

     (ix) meet in all material respects its obligations under all contracts, real property leases and personal property leases and not become in default thereunder;

     (x) maintain in all material respects its business and assets in good repair, order and condition, reasonable wear and tear excepted, and maintain insurance upon such business and assets at least comparable in amount and kind to that in effect on the date hereof;

     (xi) maintain in all material respects its present relationships and goodwill with suppliers, brokers, manufacturers, representatives, distributors, customers and others having business relations with it (provided that it may pursue overdue accounts and otherwise exercise lawful remedies in its customary fashion);

     (xii) not declare, set aside, make or pay any dividends or other distributions with respect to its capital stock, including, without limitation, in the case of the Company, the Company Common Stock, or purchase or redeem any shares of its capital stock, including, without limitation, in the case of the Company, the Company Common Stock, or agree to take any such action;

     (xiii) not authorize or make any single capital expenditure in excess of $5,000 or make any capital expenditure if the aggregate of the amount of such capital expenditure together with the amounts of all other capital expenditures since the date of the Merger Agreement shall exceed $25,000;

     (xiv) not violate any law or regulation applicable to it nor violate any order, injunction or decree applicable to the conduct of its business;

     (xv) not increase the number of shares authorized or issued and outstanding of its capital stock, including, without limitation, in the case of the Company, the Company Common Stock, nor grant or make any pledge, option, warrant, call, commitment, right or agreement of any character relating to its capital stock, including, without limitation, in the case of the Company, the Company Common Stock, nor issue or sell any shares of its capital stock, including, without limitation, in the case of the

    Company, the Company Common Stock, or securities convertible into such capital stock, or any bonds, promissory notes, debentures or other corporate securities or become obligated so to sell or issue any such securities or obligations, except, in any case, issuance of shares of the Company Common Stock (i) pursuant to the exercise of outstanding options, warrants or other rights or (ii) pursuant to the Stock Option Agreement;

     (xvi) not make any change to its accounting methods, principles or practices, except as may be required by generally accepted accounting principles;

     (xvii) not expend any money pursuant to, or incur expenses related to performance under, the Development Contract with Norwegian Oil Companies, Saga Petroleum ASA, Phillips Petroleum Co., Statoil and Norsk Hydro Produksjon in excess of $100,000 in the aggregate;

     (xviii) not waive any right of substantial value or cancel any debt owed to the Company or any subsidiary or claim against any person or entity; and

     (xix) not authorize, or commit or agree to take, any of the foregoing actions;

provided, however, that if the Company requests in writing that Crane consent to the taking of any affirmative action on the part of the Company the taking of which would require such consent pursuant to this section of the Merger Agreement and the failure to grant such consent within four business days of receipt by Crane of such request is the sole cause of the occurrence of a Material Adverse Effect, then such Material Adverse Effect shall not be an Event for purposes of Section 14 of this Offer to Purchase nor shall Crane be permitted to terminate the Merger Agreement solely due to the occurrence of such Material Adverse Effect.

   The Merger Agreement also provides that the Company will not, and will not permit any of its subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of its representations and warranties set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (ii) any of its representations and warranties that are not so qualified becoming untrue in any material respect or (iii) subject to certain of the Company's rights under the Merger Agreement, any of the conditions to the Merger set forth in the Merger Agreement that are within the Company's control not being satisfied.

   Advice of Changes. The Merger Agreement provides that the Company shall promptly advise Crane orally and in writing of (i) any representation or warranty made by it contained in the Merger Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement or (iii) any change or event having, or which could reasonably be expected to have, a Material Adverse Effect on the Company and its subsidiaries taken as a whole or on the truth of its representations and warranties or the ability of the conditions to the Merger set forth in the Merger Agreement to be satisfied. Upon such notification, Crane and Purchaser shall have the option either to terminate the Merger Agreement or to waive any right to consider any of the foregoing in connection with a determination as to whether any of the Events specified in subparagraphs (c), (f) or (g) of Section 14 of this Offer to Purchase has occurred.

   No Solicitation. The Merger Agreement provides that the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit or initiate (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes any Acquisition Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; provided, however, that if, at any time prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer, the Board of Directors of the Company determines in good faith, based on the advice of outside counsel, that it is required to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Company may, in response to an Acquisition Proposal that was not solicited by it, and subject to compliance with Section 5.02(c) of the Merger Agreement described below (regarding informing Crane of the existence and terms of such Acquisition Proposal), (x) furnish information with respect to the Company and its subsidiaries to any person pursuant to a customary confidentiality agreement (as determined by the Company after consultation with its outside counsel) and (y) participate in negotiations regarding such Acquisition Proposal. For purposes of the Merger Agreement, "Acquisition Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries or 20% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

   The Merger Agreement provides that, except as expressly permitted by the terms of the preceding paragraph, neither the Board of Directors of the Company nor any committee thereof shall (i) (unless, prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer, it determines in good faith, based upon the advice of outside counsel, that it is required to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Crane, the approval or recommendation by such Board of Directors or such committee of the Offer (including by amendment of the Schedule 14D-9), the Merger or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that prior to the acceptance for payment of Shares pursuant to the Offer the Company receives a Superior Proposal (as defined below), the Board of Directors of the Company may, if it determines in good faith, based on the advice of outside counsel, that it is required to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, (x) withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement or (y) approve or recommend such Superior Proposal and terminate the Merger Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into an Acquisition Agreement with respect to any Superior Proposal) but only at a time that is after the third business day following Crane's receipt of written notice from the Company advising Crane that the Board of Directors of the Company has received a Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. For purposes of the Merger Agreement, a "Superior Proposal" means any proposal or offer made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Company Common Stock then outstanding or a substantial portion of the assets of the Company and its subsidiaries and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment, based upon the advice of its financial advisors, to be more favorable to the Company's shareholders than the Offer and the Merger and for which financing is either not a contingency, or, if a contingency, is then committed and available.

   In addition to the obligations of the Company set forth in the two immediately preceding paragraphs, the Company is to as promptly as practicable advise Crane of any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal and the identity of the person making such request or Acquisition Proposal. The Company will keep Crane reasonably informed of the status and details (including amendments) of any such Acquisition Proposal.

   None of the foregoing provisions of the Merger Agreement shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by such provisions, withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement or the Offer or the Merger or approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal.

   Access to Information. The Merger Agreement provides that, until the earlier of the termination of the Merger Agreement and the Effective Time, the Company will give Crane and the Purchaser and their representatives reasonable access, during normal business hours, to the offices and other facilities and to the books and records of the Company and its subsidiaries.

   Required Authorizations. The Merger Agreement provides that Crane, the Purchaser and, subject to the provisions of the Merger Agreement discussed under the heading "No Solicitation", above ("Section 5.02"), the Company, shall each, and subject to Section 5.02, the Company shall cause each of its subsidiaries to, as promptly as practicable, take all reasonable actions necessary to obtain all Required Authorizations (if any) required to be given or obtained by it, respectively, to permit Crane and the Purchaser, on the one hand, and the Company, on the other, to consummate the transactions contemplated by the Merger Agreement and the Stock Option Agreement and to realize the respective benefits to each party contemplated thereby; provided that Crane shall not be required to take any action to comply with any legal requirement or agree to the imposition of any order of any Governmental Authority that would (i) prohibit or restrict the ownership or operation by Crane of any portion of the business or assets of Crane or the Company (or any of their respective subsidiaries), (ii) compel Crane or the Company (or any of their respective subsidiaries) to dispose of or hold separate any portion of its or the Company's business or assets, or (iii) impose any limitation on the ability of Crane or the Company or any of their respective affiliates or subsidiaries to own or operate the business and operations of the Company and its subsidiaries, and provided further that the Company and its subsidiaries are not to incur fees and expenses in excess of $25,000 in the aggregate in order to obtain certain such Required Authorizations without the prior written consent of Crane.

   Crane, the Purchaser and, subject to Section 5.02, the Company, are to each cooperate with the others in filing in a timely manner any applications, requests, reports, registrations or other documents, including, without limitation, all reports and documents required to be filed by or under the Exchange Act (including, without limitation, the Offer documents, the Schedule 14D-9 and the Proxy Statement), with any Governmental Authority having jurisdiction with respect to the transactions contemplated by the Merger Agreement and in consulting with and seeking favorable action from any Governmental Authority.

   Subject to Section 5.02, the Company is to, and is to cause each of its subsidiaries to, take all reasonable action necessary to obtain all approvals or consents of any person needed in order that certain contracts continue in full force and effect under the same terms and conditions currently in effect following consummation of the transactions contemplated by the Merger Agreement; provided, however, that the receipt of any approval or consent under any contracts pursuant to the requirement stated in this paragraph is not a condition precedent to the obligations of Crane or Purchaser under the Merger Agreement.

   Subject to Section 5.02, the Company and its Board of Directors are to (i) take all reasonable action necessary to ensure that no state takeover statute or similar statute or regulation in effect on the date of the Merger Agreement is or becomes applicable to the Offer, the Merger, the Merger Agreement, the Stock Option Agreement, the Shareholder Agreements or any of the other transactions contemplated by the Merger Agreement and (ii) if any such state takeover statute or similar statute or regulation becomes applicable to the Offer, the Merger, the Merger Agreement, the Stock Option Agreement, the Shareholder Agreements or any other transaction contemplated by the Merger Agreement, take all reasonable action necessary to ensure that the Offer, the Merger, the Stock Option Agreement, the Shareholder Agreements and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by the Merger Agreement.

   Financial Statements of the Company. As soon as practicable but in any event within 30 days after the end of each calendar month commencing with July 1998, through the consummation of the Offer or earlier termination of the Merger Agreement in accordance with its terms, the Company is to deliver to

Crane unaudited consolidated balance sheets of the Company and its subsidiaries as at the end of such calendar month and as at the end of the comparative month of the preceding year, together with unaudited summaries of consolidated earnings of the Company and its subsidiaries for such calendar month and the comparative calendar month of the preceding year. As soon as practicable but in any event within 30 days after the end of each fiscal quarter of the Company, commencing with June 30, 1998, and within 60 days after the end of the fiscal year ended December 31, 1998, as the case may be, through the consummation of the Offer or earlier termination of the Merger Agreement, the Company is to deliver to Crane unaudited consolidated and consolidating balance sheets of the Company and its subsidiaries as at the end of such fiscal quarter and as at the end of the comparative fiscal quarter of the preceding year, together with the related unaudited statements of consolidated income and cash flows for the fiscal quarters then ended.

   Employee Matters. The Merger Agreement includes Crane's agreement (a) that on and after the consummation of the Offer and until the date that is 18 months after the Effective Time, Crane shall cause the Company, and, on and after the Effective Time, the Surviving Corporation, to honor the severance policy of the Company and the employment agreements that are identified in the Company Disclosure Schedule, (b) to give the employees of the Company full credit for purposes of eligibility and vesting under any employee benefit plans or arrangements maintained by Crane, the Company or any subsidiary of Crane for such employees' service with the Company or any of its subsidiaries to the same extent recognized by the Company immediately prior to the consummation of the Offer, (c) to waive all limitations as to pre-existing conditions, exclusions or waiting periods with respect to participation and coverage requirements applicable to the Company employees under any welfare benefit plans that such employees may be eligible to participate in after the consummation of the Offer and (d) to provide employees of the Company, and, after the Effective Time, the Surviving Corporation, with employee benefits comparable to those provided by Crane (or any of its subsidiaries) to similarly situated employees of Crane (or any of its subsidiaries).

   Rights Agreement. The Merger Agreement provides that the Board of Directors of the Company will take all further action reasonably requested in writing by Crane (including redeeming the Rights immediately prior to the Effective Time or amending the Rights Agreement) in order to render the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

   Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that for six years after the Effective Time, Crane shall, or shall cause the Company to, indemnify, defend and hold harmless any person who is, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or an officer (an "Indemnified Person") of the Company or any of its subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees and expenses), judgments, fines, losses and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of: (i) the fact that such Indemnified Person is or was a director or an officer of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director or an officer of another corporation, partnership, joint venture, trust or other enterprise; or (ii) the Merger Agreement or any of the transactions contemplated hereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under the PBCL, the Amended and Restated Articles of Incorporation of the Company and the Company's By-laws; provided, however, that neither Crane nor the Company shall be required to indemnify any Indemnified Person in connection with any proceeding (or portion thereof) involving any Claim initiated by such Indemnified Person unless the initiation of such proceeding (or portion thereof) was authorized by the Board of Directors of Crane or unless such proceeding is brought by an Indemnified Person to enforce rights to indemnification under the Merger Agreement. If any Indemnified Person becomes involved in any Claim, after the consummation of the Offer, Crane shall, or shall cause the Company to, periodically advance to such Indemnified Person its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the providing by such Indemnified Person of an undertaking to reimburse all amounts so advanced in the case of a final nonappealable determination by a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified therefor.

   The Merger Agreement also provides that Crane or the Company shall maintain the Company's existing directors' and officers' liability insurance policy ("D&O Insurance") for a period of not less than six years after the Effective Time; provided, however, that Crane may substitute therefor policies of substantially similar coverage (including pursuant to Crane's own policy) and amounts containing terms no less advantageous to such former directors or officers; provided further that, subject to the preceding proviso, if the existing D&O Insurance expires or is canceled during such period, Crane or the Surviving Corporation shall use their best efforts to obtain substantially similar D&O Insurance; and provided further that neither Crane nor the Surviving Corporation shall be required to pay an annual premium for D&O Insurance in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as possible for such amount.

   Public Announcement. The Merger Agreement provides that Crane and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, any press release or other public statements with respect to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

   Shareholder Litigation. The Merger Agreement provides that the Company shall give Crane the opportunity to participate, at no expense to the Company, in the defense or settlement of any shareholder litigation against the Company and its directors relating to the transactions contemplated by the Merger Agreement. No such settlement is to be agreed to without Crane's consent; provided, however, that if a failure to so consent is the sole cause of the occurrence of a Material Adverse Effect, then such Material Adverse Effect shall not be an Event for purposes of Section 14 of this Offer to Purchase nor shall Crane be permitted to terminate the Merger Agreement solely due to the occurrence of such Material Adverse Effect.

   Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of Crane, the Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (i) the shareholders of the Company shall have duly approved the transactions contemplated by the Merger Agreement, if required by applicable law; (ii) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or terminated; (iii) no judgment, decree, statute, law, ordinance, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any court of competent jurisdiction or other Governmental Authority or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties shall have used all reasonable efforts to prevent the entry of any such restraints and to appeal as promptly as possible any such restraints that may be entered; and (iv) the Purchaser shall have accepted for payment and paid for Shares pursuant to the terms and conditions of the Offer.

   Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of the Company: (i) by the mutual written consent of Crane and the Company; (ii) by either Crane or the Company:

     (a) if the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided, however, that neither Crane nor the Company may so terminate the Merger Agreement if such party shall have materially breached the Merger Agreement;

     (b) if the Offer has not been  consummated on or before October,  31, 1998;
    or

     (c) if any Governmental Authority shall have issued an order, decree, ruling or injunction or taken any other action permanently enjoining, restraining or otherwise prohibiting acceptance for payment of Shares pursuant to the Offer or the consummation of the Merger and such order, decree, ruling, injunction or other action shall have become final and nonappealable;

   (iii) by the Company if Crane or the Purchaser shall not have accepted for payment and paid for shares of Company Common Stock pursuant to the Offer in violation of the terms hereof and of the Merger Agreement; provided, however, that the Company may not so terminate the Merger Agreement if the Company shall have materially breached the Merger Agreement;

   (iv) by the Company in accordance with Section 5.02 prior to the acceptance for payment of Shares pursuant to the Offer; provided that it has complied with all provisions of that Section;

   (v) by Crane prior to the purchase of Shares pursuant to the Offer if (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Crane its approval or recommendation of the Offer (including by amendment of the Schedule 14D-9), the Merger or the Merger Agreement, or approved or recommended any Superior Proposal or (ii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions; or

   (vi) by Crane or the Purchaser pursuant to Section 5.01(c) of the Merger Agreement (regarding advice of certain changes).

   In the event of any such termination of the Merger Agreement by either the Company or Crane, the Merger Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Crane, the Purchaser or the Company, except as to certain provisions and to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

   The Merger Agreement may be amended by the parties at any time before or after the Company Shareholder Approval; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by the shareholders of the Company without the further approval of such shareholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

   At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties,
(b) waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (c) with certain exceptions, waive compliance by the other parties with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of such rights.

   A termination of the Merger Agreement, an amendment of the Merger Agreement or an extension or waiver by any party to the Merger Agreement shall, in order to be effective, require action by its Board of Directors or, with respect to any amendment to the Merger Agreement, to the extent permitted by applicable law, a duly authorized committee of its Board of Directors.

   Fees and Expenses. Except as provided below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby are to be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

   The Company is to reimburse Crane for out-of-pocket expenses incurred by Crane relating to the transactions contemplated by the Merger Agreement prior to termination (including, but not limited to, fees and expenses of Crane's counsel, accountants and financial advisors), if (i) the Merger Agreement shall have been terminated pursuant to the provisions of the Merger Agreement described in paragraphs (iv) or (v) under the heading "Termination" above, (ii) the Company enters into an Acquisition Agreement with a party other than Crane or any of its affiliates within one year of the date of such termination and
(iii) the transaction contemplated by such Acquisition Agreement is consummated within 18 months of the date of such termination. Such reimbursement is to be paid in same-day funds within one business day after the consummation of the transaction contemplated by any such Acquisition Agreement.

   The Stock Option Agreement. Following is a brief summary of the Stock Option Agreement, a copy of which has been filed as an exhibit to the Schedule 14D-1 filed by the Purchaser with the Commission in connection with the Offer. Such summary is qualified in its entirety by reference to the Stock Option Agreement.

   Pursuant to the Stock Option Agreement, Crane has the irrevocable right (the "Stock Option"), under certain circumstances, to acquire from the Company up to 997,633 shares of Company Common Stock (the "Option Shares"), or approximately 19.9% of the outstanding Company Common Stock on the date of the Merger Agreement, including the associated Rights, at a price of $2.75 per share. The exercise price is payable in cash. The Stock Option Agreement could have the effect of making an acquisition of the Company by a third party more costly because of the need to acquire in any such transaction the Option Shares issued under the Stock Option Agreement.

   The Stock Option may be exercised by Crane, in whole or in part, at any time or from time to time after the termination of the Merger Agreement pursuant to the provisions of the Merger Agreement described in clause (iv) or clause (v) under the heading "Termination", above (an "Exercise Event"). The Stock Option shall terminate upon the earlier of (i) the consummation of the Offer, (ii) the termination of the Merger Agreement pursuant to its terms (other than a termination following an Exercise Event), or (iii) 365 days following any termination of the Merger Agreement following an Exercise Event (or, if at the expiration of such 365-day period, the Stock Option cannot be exercised by reason of any applicable judgment, decree, order, law, regulation or waiting period, 15 days after such impediment to exercise shall have been removed or such waiting period has expired).

   If, at any time during the period after the occurrence of an Exercise Event and before termination of the Stock Option, Crane sends to the Company a notice indicating Crane's election to exercise its rights to receive the cash value of any Stock Option, then the Company is to pay to Crane, in exchange for the cancellation of the Stock Option with respect to such number of Option Shares as Crane specifies in such notice, an amount in cash equal to such number of Option Shares multiplied by the difference between (i) the average closing price per share of Company Common Stock for the 10 trading days commencing on the 12th trading day immediately preceding the date of the notice and (ii) the per share exercise price of the Stock Option.

   In the  event of any  change  in  Company  Common  Stock or in the  number of outstanding shares of Company Common Stock by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares or similar transaction or any other change in the corporate or capital structure of the Company, the type and number of shares or securities to be issued upon exercise of the Stock Option shall be adjusted appropriately and proper provision shall be made in agreements governing such transaction, so that Crane shall receive upon exercise of the Stock Option the number and class of shares or other securities or property that Crane would have received in respect of the Option Shares if the Stock Option had been exercised immediately prior to such event or the record date therefor.

   The Stock Option Agreement further provides that at any time and from time to time after payment for and delivery of the Option Shares upon exercise of the Stock Option, Crane may make a written request for registration of all or part of its Option Shares under and in accordance with the provisions of the Securities Act of 1933, as amended. Such registration may be, at Crane's option, a shelf registration or a registration involving an underwritten offering.

   The Shareholder Agreements. Following is a summary of the Shareholder Agreements, the form of which has been filed as an exhibit to the Schedule 14D-1 filed by the Purchaser with the Commission in connection with the Offer. Such summary is qualified in its entirety by reference to the full text of the form of Shareholder Agreement.

   Pursuant to the Shareholder Agreements, each of Atalanta Selective Fund Number Six Limited Partnership, Stephen A. Wells Profit Sharing Plan, Stephen A. Wells, Wells Resources, Inc., Dan Kirkland Wells Foundation, R. Nim Evatt, Robert L. Leon, Susan Leon and Roland K. Bullard, II (each, a "Shareholder") has agreed, among other things, that, (i) until the earlier of the date on which the Offer is terminated or withdrawn or the date on which the Merger Agreement is terminated in accordance with its terms, the Shareholder will tender, and not withdraw, his Shares pursuant to the Offer, and (ii) until the earlier of the Effective Time, the date on which the Merger Agreement is terminated in accordance with its terms or the purchase of all of the Shares owned by such Shareholder pursuant to the Offer (the earliest of such dates being the "Expiration Date"), the Shareholder will vote, or grant his consent with respect to, all of his shares of Company Common Stock (x) in favor of the approval of the Merger Agreement and the Merger and any other transaction contemplated by the Merger Agreement or the

Stock Option Agreement, as such Merger Agreement or Stock Option Agreement may be modified or amended from time to time, and (y) against any action, omission or agreement which would impede or interfere with, or have the effect of discouraging, the Merger, including, without limitation, any Acquisition Proposal other than the Merger.

   At the request of Crane, each Shareholder will execute, in accordance with the provisions of the PBCL, and deliver to Crane an irrevocable proxy and irrevocably appoint Crane or its designees his attorney and proxy to vote or give consent with respect to all of his shares of Company Common Stock for the purposes set forth above. Any such proxy will terminate on the Expiration Date.

   Each Shareholder Agreement contains the agreement of the Shareholder that, among other things, he will: (a) until the date that is six months after the Expiration Date, not, and will not agree to, sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of any of his shares of Company Common Stock other than pursuant to the Merger Agreement, unless and until such transferee executes and delivers to Crane a joinder to the Shareholder Agreement pursuant to which such transferee shall agree that, for all purposes of the Shareholder Agreement, (i) such transferee shall be deemed to be the Shareholder thereunder and (ii) all shares of the Company Common Stock transferred to such transferee pursuant to this provision shall be deemed to be "Shares" under the Shareholder Agreement; (b) other than as contemplated by the Shareholder Agreement, until the Expiration Date, not grant any powers of attorney or proxies or consents in respect of any of his shares of Company Common Stock, deposit any of his shares of Company Common Stock into a voting trust, enter into a voting agreement with respect to any of his shares of Company Common Stock or otherwise restrict the ability of the holder of any of his shares of Company Common Stock freely to exercise all voting rights with respect thereto; and (c) until the Expiration Date, not initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal.

   Pursuant to each Shareholder Agreement, Crane has the irrevocable right (the "Shareholder Stock Option"), at any time or from time to time if the Company enters into an Acquisition Agreement with a party other than Crane or any of its affiliates within six months after the Expiration Date, to acquire from each Shareholder all or any portion of the shares of Company Common Stock owned by each Shareholder, including the associated Rights, at a price of $3.50 per share. The exercise price is payable in cash.

   In the event (a) of any stock dividend, stock split, merger, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, or affecting the shares to be issued upon exercise of the Shareholder Stock Option or (b) that the Shareholder shall become the beneficial owner of any additional shares of Company Common Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in the Shareholder Agreement, then such additional shares of Company Common Stock and other securities shall become shares subject to the Shareholder Stock Option and the terms of the Shareholder Agreement shall otherwise apply to the shares of capital stock or other instruments or documents held by the Shareholder immediately following the effectiveness of the events described in clause (a) or the Shareholder becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were shares subject to the Shareholder Agreement.

   Each Shareholder Agreement contains the Shareholder's representations and warranties relating to, among other things, (a) the execution, delivery and enforceability of his Shareholder Agreement, (b) the ownership of his shares of Company Common Stock, and (c) the absence of encumbrances on his shares of Company Common Stock.

   Dissenters' Rights. No dissenters' rights are available in connection with the Offer. However, if the Merger is consummated, shareholders who fully comply with the statutory dissenters' procedures set forth in the PBCL, the relevant portions of which are attached to this Offer to Purchase as Schedule II, will be entitled to receive cash for the fair value of their Shares as determined pursuant to the procedures presented by the PBCL. Merely voting against the Merger Agreement will not perfect a shareholders' dissenters' rights. Shareholders are urged to review carefully the dissenting shareholders' rights provisions of the PBCL, a description of which is provided below and the full text of which is attached to this Offer to Purchase as Schedule II and incorporated herein by reference. SHAREHOLDERS WHO FAIL TO COMPLY STRICTLY WITH THE APPLICABLE PROCEDURES WILL FORFEIT THEIR DISSENTERS' RIGHTS IN CONNECTION WITH THE MERGER. See Schedule II to this Offer to Purchase.

   Sections 1571 through 1580 of the PBCL ("Subchapter D") and Section 1930(a) of the PBCL, copies of which are included in Schedule II attached to this Offer to Purchase, entitle any holder of record of Shares who objects to the Merger, in lieu of receiving the consideration for such Shares provided under the Merger Agreement, to demand in writing that he be paid in cash the fair value of his Shares. Section 1572 of the PBCL defines "fair value" as "[t]he fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action."

   Before the vote of the shareholders is taken on the Merger, the dissenting shareholder must deliver to the Company a written notice of intention to demand that he be paid the fair value of his Shares if the Merger is effected. Such written notice must be sent to the Secretary of the Company at Lee Park, Suite 6000, 555 North Lane, Conshohocken, Pennsylvania 19428. A vote against the Merger is not sufficient to satisfy the requirement of delivering a written notice to the Company. In addition, the shareholder must not effect any change in the beneficial ownership of his Shares from the date of filing the notice with the Company through the consummation of the Merger, and Shares for which payment of fair value is sought must not be voted in favor of the Merger. Failure by a dissenting shareholder to comply with any of the foregoing will result in his forfeiture of any right to demand payment of fair value for his Shares.

   A record holder of Shares held in whole or in part for the benefit of another person may assert dissenters' rights as to fewer than all of the Shares registered in his name only if he dissents with respect to all the Shares beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. A beneficial owner of Shares who is not the record holder may assert dissenters' rights with respect to Shares held on his behalf if he submits to the Company the written consent of the record holder not later than the time of assertion of dissenters' rights. A beneficial owner may not dissent with respect to fewer than all of the Shares owned by him, whether or not such Shares are registered in his name.

   If the Merger is approved, the Company shall mail to all dissenters who gave due notice of their intention to demand payment of fair value and who refrained from voting in favor of the Merger, a notice stating where and when a demand for payment should be sent and certificates for Shares deposited in order to obtain payment. The notice shall be accompanied by a copy of Subchapter D and a form for demanding payment. The time set for the receipt of demands and the deposit of certificates shall not be less than 30 days from the mailing of the notice. Failure by a shareholder to demand payment or deposit certificates pursuant to such notice will cause such shareholder to lose all right to have a court determine the fair value of his Shares. If the Merger has not been effected within 60 days after the date set for demanding payment and depositing certificates, the Company shall return any certificates that have been deposited. The Company, however, may at any later time send a new notice regarding demand for payment and deposit of certificates with like effect.

   Promptly after the consummation of the Merger or upon timely receipt of demand for payment if the Merger has already been effected, the Company shall remit to dissenters who have made timely demand and deposited their certificates the amount the Company estimates to be the fair value of their Shares or give written notice that no remittance will be made under Section 1577 of the PBCL. Such remittance or notice shall be accompanied by (i) the closing balance sheet and statement of income of the Company for a fiscal year ending not more than 16 months prior to the date of remittance or notice together with the latest available interim financial statements, (ii) a statement of the Company's estimate of the fair value of the Shares, and (iii) a notice of the right of the dissenting shareholder to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter D. If the Company does not remit the amount of its estimate of the fair value of the Shares, it shall return all certificates that have been deposited and may make a notation thereon that a demand for payment has been made.

   If Shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor shall bear a similar notation, together with the name of the original dissenting holder or owner of such Shares. A transferee of such Shares shall not acquire by such transfer any rights in the Company other than those that the original dissenter had after making demand for payment of fair value for such Shares.

   If a dissenting shareholder believes that the amount estimated or paid by the Company for his Shares is less than the fair value, the shareholder may send to the Company his own estimate of the fair value which shall be deemed a demand for payment of the amount of the deficiency. If the dissenter does not file his own estimate of fair value within 30 days after the mailing by the Company of its remittance or estimate of fair value, the dissenter shall be entitled to no more than the amount remitted to him or estimated by the Company.

   Within 60 days after the latest of (i) the consummation of the Merger, (ii) timely receipt of any demands for payment or (iii) timely receipt of any shareholder estimates of fair value, if any demands for payment remain unsettled, the Company may file in court an application for relief requesting that the fair value of the Shares be determined by the court. Each dissenter whose demand has not been settled shall be made a party to the proceeding and shall be entitled to recover the amount by which the fair value of his Shares is found to exceed the amount, if any, previously remitted, plus interest. If the Company fails to file an application within the 60-day period, any dissenter who has not settled his claim may do so in the name of the Company within 30 days after the expiration of this 60-day period. If no dissenter files an application within such 30-day period, each dissenter entitled to file an application shall be paid no more than the Company's estimate of the fair value of his Shares and may bring an action to recover any amount not previously remitted.

   The costs and expenses of any valuation proceedings, including the reasonable compensation and expenses of any appraiser appointed by the court, shall be determined by the court and assessed against the Company except that any part of such costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters whose action in demanding supplemental payment is found by the court to be dilatory, obdurate, arbitrary, vexatious or in bad faith. The court may also assess the fees and expenses of counsel and experts for any or all of the dissenters against the Company if the Company fails to comply substantially with Subchapter D or acts in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner. The court can also assess any such fees or expenses incurred by the Company against a dissenter if such dissenter is found to have acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner. If the court finds that the services of counsel for any dissenter were of substantial benefit to the other dissenters and should not be assessed against the Company, it may award to such counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

   Section 1712 of the PBCL provides that a director of a Pennsylvania corporation stands in a fiduciary relation to such corporation and must perform his duties as a director in good faith, in a manner he reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. Section 1105 of the PBCL provides in substance that a shareholder of a Pennsylvania corporation shall not have any right to obtain, in the absence of fraud or fundamental unfairness, an injunction against the Merger, nor any right to claim the right to valuation and payment of the fair value of his Shares because of the Merger, except that he may dissent and claim such payment if and to the extent provided in Subchapter D of the PBCL, described above. Absent fraud or fundamental unfairness, such dissenters' rights are the exclusive remedy of such shareholders. However, the United States Court of Appeals, Third Circuit, interpreting the predecessor statute to Section 1105 of the PBCL in Herskowitz v. NutriSystem, Inc., concluded that dissenters' rights coexist with common law causes of action, such as rescission or money damages, in the context of an action for breach of fiduciary duty or misrepresentation in a cash-out merger. Shareholders should be aware that due to the enactment of the PBCL in 1988 it is unclear whether the decision in Herskowitz remains applicable to dissenters' rights. IN VIEW OF THE COMPLEXITIES OF THESE PROVISIONS OF PENNSYLVANIA LAW, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER SHOULD CONSULT THEIR OWN LEGAL COUNSEL.

   SEE SCHEDULE II ATTACHED HERETO FOR A REPRODUCTION OF THE TEXT OF THE RELEVANT SECTIONS OF THE PBCL.

   Plans for the Company. If Crane acquires control of the Company, its first priority will be to restore profitability to the Company. The Company's product lines share common technologies and customers with two of Crane's business units--Crane Nuclear and Dynalco Controls--and the integration of the Company's operations into these two businesses could offer significant synergies. The RADView business of the Company does not align with any current Crane operation, however, and Crane will be evaluating that business and the available strategic alternatives for it. Crane intends to continue its review of the Company and its subsidiaries and their respective assets, businesses, corporate structure, capitalization, operations, properties, policies, management and personnel. If Crane acquires control of the Company, Crane will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist, and reserves the right to effect such actions or changes. Crane's decisions could be affected by information hereafter obtained, changes in general economic or market conditions or in the business of the Company or its subsidiaries, actions by the Company or its subsidiaries and other factors.

   Except as described in this Offer to Purchase, none of the Purchaser, Crane nor, to the best knowledge of the Purchaser and Crane, any of the persons listed on Schedule I, has any present plans or proposals that would relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present Company Board or management of the Company, (iv) any material change in the present capitalization or dividend policy of the Company, (v) any material change in the Company's corporate structure or business, (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act.

   The Rights. The following discussion is derived from the description of the Rights Agreement and the Rights included as part of an exhibit to the Company's Current Report on Form 8-K dated October 6, 1997 and is qualified in its entirety by reference to such exhibit.

   Under the Rights Agreement, each Share carries with it one Right. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock of the Company at a purchase price of $48.00 per Unit, subject to adjustment.

   The Rights Agreement provides that the Rights will separate from the Company Common Stock and the "Distribution Date" will occur (i) upon the earlier of (x) 10 business days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Company Common Stock, and (y) 10 business days following the commencement of a tender offer or exchange offer that would result in an Acquiring Person owning 15% or more of the then outstanding shares of Company Common Stock, or (ii) such later date as may be determined by action of a majority of the independent members of the Board of Directors (such determination to be made prior to such time as any person becomes an Acquiring Person pursuant to (x) or (y) above). The Rights Agreement exempts from its definition of Acquiring Person any person that acquires, obtains the right to acquire, or otherwise obtains beneficial ownership of 15% or more of the then outstanding shares of Company Common Stock without any intention of changing or influencing control of the Company provided that such person, as promptly as practicable, divests himself or itself of a sufficient number of shares of Company Common Stock so that such person would no longer own 15% or more of the outstanding shares of Company Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date (also including shares distributed from the Company's treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.

   The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the Company as described below.

   As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

   In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Company Common Stock shall remain outstanding, (ii) a Person becomes the beneficial owner of 15% or more of the then outstanding shares of Company Common Stock, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such times as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), then, in each such case, each holder of a Right will thereafter have the right to receive upon exercise Units (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a current market value equal to two times the exercise price of the Right. The exercise price is the purchase price multiplied by the number of Units issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

   In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any person consolidates or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a current market value equal to two times the exercise price of the Right.

   The Rights Agreement exempts certain shareholders from triggering the distribution of the Rights ("Exempt Person") unless they, individually or together with their affiliates or associates, increase their beneficial ownership of outstanding Company Common Stock. These shareholders consist of Edison Venture Fund, L.P., and their affiliates and associates. The Rights Agreement also designates L. Mark Newman, Larry D. Hornbeck, Don V. Ingram, Stephen F. Smith, Stephen A. Wells, Walter Epstein, Energy Consolidation, Inc., Atalanta Investment Company and Atalanta Selective Fund Number Six Limited Partnership as Exempt Persons, so long as those parties and their affiliates and associates are in compliance with the Standstill Agreement between the Company and certain of the aforementioned individuals and entities dated August 18, 1997.

   At any time until (i) ten business days following the Stock Acquisition Date or (ii) such later date as a majority of the independent members of the Board of Directors shall determine (such determination to be made prior to the date specified in (i) above), a majority of the independent directors may redeem the Rights in whole, but not in part, at a price of $.001 per Right (subject to adjustment in certain events) (the "Redemption Price"), payable, at the election of such majority of the independent directors in cash or shares of Company Common Stock. Immediately upon the action of a majority of the independent directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

   Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

   Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Company Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

   On August 10, 1998, the Company Board approved (and on August 11, 1998, the Company executed) an amendment to the Rights Agreement to provide that notwithstanding anything contained in the Rights Agreement to the contrary, (x) until the termination of the Merger Agreement in accordance with its terms, Crane (including each affiliate and associate of Crane) shall be an Exempt Person, and (y) no Distribution Date, Stock Acquisition Date or Triggering Event (as defined in the Rights Agreement) will be deemed to have occurred, neither Crane nor any affiliate or associate of Crane will be deemed to have become an Acquiring Person and no holder of Rights will be entitled to exercise any Rights under or be entitled to any rights pursuant to the Rights Agreement by reason of
(i) the approval, execution, delivery or effectiveness of the Merger Agreement, the Stock Option Agreement or the Shareholder Agreements, or (ii) the consummation of any of the transactions contemplated by any of the foregoing agreements or the taking of any action by any party to any of the foregoing agreements or any affiliate or associate thereof to facilitate the consummation of any such transactions. The Rights Agreement was also amended to (i) provide that the Rights Agreement shall not be amended or supplemented in any manner until the termination of the Merger Agreement in accordance with its terms without the prior written consent of Crane and (ii) to change the Expiration Date of the Rights Agreement to the earlier to occur of (x) the close of business on the tenth anniversary of the Rights Agreement and (y) the Effective Time.

   Based on publicly available information, the Purchaser believes that, as of the date of this Offer, the Rights were not exercisable, Rights Certificates have not been issued and the Rights were evidenced by the Share Certificates.

   The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Rights Agreement filed as an exhibit to the Company's Current Report on Form 8-K dated October 6, 1997 filed with the Commission and any subsequent amendments to the Rights Agreement as filed with the Commission. Copies of these documents may be obtained in the manner set forth in Section 8, above.

   Shareholders are required to tender one Right for each Share tendered in order to effect a valid tender of such Share. If the Distribution Date does not occur prior to the Expiration Date, a tender of Shares will automatically constitute a tender of the associated Rights. See Section 1.

12. SOURCE AND AMOUNT OF FUNDS

   The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $19,000,000. Crane will ensure that the Purchaser has sufficient funds to acquire all the outstanding Shares pursuant to the Offer and the Merger. Crane plans to provide such funds from its cash accounts.

13. DIVIDENDS AND DISTRIBUTIONS

   If, on or after the date of this Offer to Purchase, the Company should (i) split, combine or otherwise change the Shares or its capitalization, (ii) issue or sell any additional securities of the Company or otherwise cause an increase in the number of outstanding securities of the Company or (iii) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares, then, without prejudice to the Purchaser's rights under Sections 1 and 14, the Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the purchase price and other terms of the Offer, including, without limitation, the amount and type of securities offered to be purchased.

   If, on or after the date of this Offer to Purchase, the Company should declare or pay any dividend on the Shares or make any distribution (including, without limitation, the issuance of additional Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to shareholders of record on a date prior to the transfer to the name of the Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to the Purchaser's rights under Sections 1 and 14, (i) the Per Share Amount payable by the Purchaser pursuant to the Offer will be reduced by the amount of any such cash dividend or cash distribution, and (ii) any such non-cash dividend, distribution or right to be received by the tendering shareholders will be received and held by such tendering shareholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each such tendering shareholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount of value thereof, as determined by the Purchaser in its sole discretion.

14. CERTAIN CONDITIONS OF THE OFFER

   Notwithstanding any other provisions of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any tendered Shares and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, if (i) there shall not be validly tendered and not properly withdrawn prior to the Expiration Date for the Offer that number of Shares which satisfies the Minimum Condition, (ii) any applicable waiting period (and any extensions thereof) under the HSR Act shall not have expired or been terminated prior to the Expiration Date, or (iii) at any time prior to the time of acceptance for payment or payment for any Shares, any of the following events (each, an "Event") shall occur:

     (a) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any Governmental Authority, directly or indirectly, (i) challenging the acquisition by Crane or the Purchaser of any shares of capital stock of the Company or the Surviving Corporation, seeking to restrain or prohibit the consummation of the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement or seeking to obtain from the Company or Crane any damages that are material in relation to the Company and its subsidiaries taken as a whole or Crane and its subsidiaries taken as a whole, as applicable, (ii) seeking to prohibit or limit the ownership or operation by the Company, Crane or any of their respective subsidiaries of all or any material portion of the business or assets of the Company, Crane or any of their respective subsidiaries, or to compel the Company, Crane or any of their respective subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Crane or any of their respective subsidiaries, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, (iii) seeking to impose limitations on the ability of Crane to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Company or the Surviving Corporation, (iv) seeking to prohibit Crane or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or its subsidiaries or (v) which otherwise would reasonably be expected to have a Material Adverse Effect on the Company or Crane; or

     (b) there shall be pending or threatened any action or proceeding by any Governmental Authority seeking, or that is reasonably likely to result, directly or indirectly, in, any of the consequences referred to in clauses
    (i) through (v) of paragraph (a) above or by any third party for which there is a substantial likelihood of resulting in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

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
     (c) there shall have occurred any Material Adverse Effect with respect to the Company and its subsidiaries taken as a whole; or

     (d) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified (including by amendment to the Schedule 14D-9) in a manner adverse to Crane or the Purchaser its approval or recommendation of the Offer or the Merger Agreement, or approved or recommended any Superior Proposal, (ii) the Company shall have entered into an Acquisition Agreement with a party other than Crane on any of its affiliates, or (iii) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing; or

     (e) the Company and the Purchaser and Crane shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms; or

     (f) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct (without regard to any materiality qualifications or references to Material Adverse Effect contained in any specific representation or warranty), as if such representations and warranties were made at the time of such determination except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such date); provided that this paragraph (f) shall be deemed satisfied so long as the failure of all such representations and warranties to be true and correct would not (i) have a Material Adverse Effect on the Company, (ii) prevent or materially delay the consummation of the Offer, (iii) materially increase the cost of the Offer to the Purchaser or (iv) have a material adverse effect on the benefits to Crane of the transactions contemplated by the Merger Agreement; or

     (g) the Company shall have failed to perform in all material respects all obligations required to be performed by it under the Merger Agreement; or

     (h) there shall have occurred, and continued to exist, (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or on the Nasdaq National Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of a war, armed hostilities or other national or international crises involving the United States or a material limitation (whether or not mandatory) by any governmental Entity on the extension of credit by banks or other lending institutions, or (iv) with respect to any of the foregoing in effect on the date of the Merger Agreement, a material worsening or acceleration thereof.

   The foregoing conditions (including those set forth in clauses (i) and (ii) of the initial paragraph) are for the benefit of Crane and the Purchaser and may be asserted by Crane or the Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Crane or the Purchaser in whole or in part at any time and from time to time in their reasonable discretion, in each case, subject to the terms of the Merger Agreement. The failure by Crane or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS

   General. Except as set forth below, neither the Purchaser nor Crane is aware of any licenses or other regulatory permits that appear to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein, or of any filings, approvals or other actions by or with any domestic (U.S. federal or state), foreign or supranational governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Shares (or the indirect acquisition of the stock of the Company's subsidiaries) by the Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, it is the Purchaser's present intention to seek such approval or action. However, the Purchaser does not presently intend to delay the purchase of Shares tendered pursuant to the Offer pending the receipt of any such approval or the taking of any such action (subject to the Purchaser's right to delay or decline to purchase Shares if any of the conditions in Section 14 shall not have been satisfied). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Crane or the Purchaser or that certain parts of the businesses of the Company, Crane or the Purchaser might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of the Shares hereunder. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this
Section 15. See Section 14.

   State Takeover Statutes. Various states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In Edgar v.Mite Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions.

   The Pennsylvania Takeover Disclosure Law (the "PTDL") purports to regulate certain attempts to acquire a corporation which (1) is organized under the laws of Pennsylvania or (2) has its principal place of business and substantial assets located in Pennsylvania. The PTDL requires, among other things, that the offeror, 20 days prior to any takeover offer, file a registration statement for the takeover offer with the Pennsylvania Securities Commission and publicly disclose the offering price of the proposed offer. However, in Crane Co. v. Lam, 509 F.Supp. 782 (E.D. Pa. 1981), the District Court preliminarily enjoined, on grounds arising under the United States Constitution, enforcement of at least the portion of the PTDL involving the pre-offer waiting period thereunder.

   Chapter 25 of the PBCL contains other provisions relating generally to takeovers and acquisitions of certain publicly owned Pennsylvania corporations such as the Company that have a class or series of shares entitled to vote generally in the election of directors registered under the Exchange Act (a "registered corporation"). The following discussion is a general and highly abbreviated summary of certain features of such chapter, is not intended to be complete or to completely address potentially applicable exceptions or exemptions, and is qualified in its entirety by reference to the full text of Chapter 25 of the PBCL.

   In addition to other provisions not applicable to the Offer or the Merger, Subchapter D of Chapter 25 of the PBCL ("Subchapter D") includes provisions requiring approval of a merger of a registered corporation with an "interested shareholder" by the affirmative vote of the shareholders entitled to cast at least a majority of the votes that all shareholders other than the interested shareholder are entitled to cast with respect to the transaction without counting the votes of the interested shareholder. This disinterested shareholder approval requirement is not applicable to a transaction (i) approved by a vote of the board of directors, without counting the votes of directors who are directors or officers of, or who have a material equity interest in, the interested shareholder, (ii) in which the consideration to be received by shareholders is not less than the highest amount paid by the interested shareholder in acquiring his shares, or (iii) effected without submitting the proposed merger to a vote of shareholders as permitted in Section 1924(b)(1)(ii) of the PBCL. The requirements of Subchapter D do not apply to the Merger because, among other things, the Offer and the Merger have been approved by the Board of Directors of the Company.

   Subchapter E of Chapter 25 of the PBCL ("Subchapter E"), among other things, governs "control transactions" (defined generally as a transaction in which a person acquires at least 20% of the voting power of a corporation involving a "registered corporation" and provides that the shareholders of such corporation are entitled to demand that they be paid the fair value of their shares. Pursuant to Subchapter E, the minimum value the shareholders can receive may not be less than the highest price paid per share by the control person within the 90-day period ending on and including the date of the control transaction. The Amended and Restated Articles of Incorporation specifically provide that Subchapter E does not apply to the Company.

   Subchapter F purports to prohibit under certain circumstances a "registered corporation" from engaging in a "Business Combination" with an "Interested Shareholder" for a period of five years following the date such person became an "Interested Shareholder" unless: (i) before such person became an Interested Shareholder, the board of directors of the corporation approved either the Business Combination or the transaction in which the Interested Shareholder became an Interested Shareholder; (ii) the Business Combination is approved by a majority vote of the corporation's voting shares, other than shares held by the Interested Shareholder, no earlier than three months after the Interested Shareholder became, and provided that at the time of such vote the Interested Shareholder is, the beneficial owner of shares entitled to cast at least 80% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation, and the Business Combination satisfies the "fair price" criteria (generally, the higher of (a) the highest price per share paid by the Interested Shareholder at a time when the Interested Shareholder was the beneficial owner of a least five percent of the voting power of the corporation and (b) the market value per share on the announcement date with respect to the Business Combination or on the Interested Shareholder's acquisition date, whichever is higher, plus, in any case, interest and less the value of any distributions on the shares); (iii) the Business Combination is approved by all of the holders of the corporation's outstanding common shares; (iv) the Business Combination is approved by a majority vote of the corporation's voting shares, other than shares held by the Interested Shareholder, no earlier than five years after the Interested Shareholder became an Interested Shareholder; or (v) the Business Combination is approved by a majority vote of the corporation's voting shares no earlier than five years after the Interested Shareholder became an Interested Shareholder and the Business Combination satisfies the "fair price" criteria described above. Subchapter F does not apply to the Merger because, among other things, the Board of Directors of the Company has approved the Merger.

   Subchapter G of Chapter 25 of the PBCL ("Subchapter G"), relating to "control-share acquisitions," prevents under certain circumstances the owner of a control-share block of shares of a registered corporation from voting such shares unless a majority of the "disinterested" shares approve such voting rights. Failure to obtain such approval may result in a forced sale by the control-share owner of the control-share block to the corporation at a possible loss. The Amended and Restated Articles of Incorporation specifically provide that Subchapter G does not apply to the Company.

   Subchapter H of Chapter 25 of the PBCL ("Subchapter H"), relating to disgorgement by certain controlling shareholders of a registered corporation, provides that under certain circumstances any profit realized by a controlling person from the disposition of shares of the corporation to any person (including to the corporation under Subchapter G or otherwise) will be recoverable by the corporation. The Amended and Restated Articles of
Incorporation specifically provide that Subchapter H does not apply to the Company.

   Subchapter I of Chapter 25 of the PBCL  ("Subchapter  I") entitles  "eligible employees" of a registered corporation to a lump sum payment of severance compensation under certain circumstances if the employee is terminated, other than for willful misconduct, within two years after voting rights lost as a result of a control-share acquisition are restored by a vote of disinterested shareholders ("Control-Share Approval") or, in the event the termination was accomplished pursuant to an agreement, arrangement or understanding with the acquiring person, within 90 days prior to Control-Share Approval. Subchapter J of Chapter 25 of the PBCL ("Subchapter J") provides protection against termination or impairment under certain circumstances of "covered labor contracts" of a registered corporation as a result of a "business combination" transaction if the business operation to which the covered labor contract relates was owned by the registered corporation at the time voting rights are restored by shareholder vote after a control-share acquisition. Subchapters I and J apply only in the event of a "control-share acquisition" specified in Subchapter G. The Amended and Restated Articles of Incorporation specifically provide that Subchapter G does not apply to the Company.

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
   Section 2504 of the PBCL provides that the applicability of Chapter 25 of the PBCL to a registered corporation having a class or series of shares entitled to vote generally in the election of directors registered under the Exchange Act or otherwise satisfying the definition of a registered corporation under Section 2502(l) of the PBCL shall terminate immediately upon the termination of the status of the corporation as a registered corporation. Purchaser intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration of the Shares are met.

   A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. Neither Purchaser nor Crane has currently complied with any state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

   Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws are applicable, and an appropriate court does not determine that such law is, or such laws are, inapplicable or invalid as applied to the Offer or Merger, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment any Shares tendered.

   The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws as described above. The Purchaser does not believe that any such takeover statutes are applicable to the Offer or the Merger and has not attempted to comply with any such state takeover statutes in connection therewith. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right.

   Antitrust. Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements. See the Introduction and Section 14.

   Crane  expects  to file on August  17,  1998  with the FTC and the  Antitrust
Division a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15 calendar-day waiting period following the filing by Crane and notification to the Company of such filing. Accordingly, it is expected that the waiting period under the HSR Act applicable to the Offer will expire at 11:59 p.m., Eastern time, on September 1, 1998, unless early termination of the waiting period is granted or the FTC or the Antitrust Division extends the waiting period by requesting additional information or documentary material from Crane. If either the FTC or the Antitrust Division were to request additional information or documentary material from Crane, the waiting period would expire at 11:59 p.m., Eastern time, on the tenth calendar day after the date of substantial compliance by Crane with such request. Thereafter, the waiting period could be extended by court order or by consent of Crane. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and in any event the purchase of and payment for Shares will be deferred until ten days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order or by consent of Crane. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request from the Antitrust Division or the FTC for additional information or documentary material made to the Company will extend the waiting period.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the purchase by the Purchaser of Shares pursuant to the Offer, either the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by the Purchaser or the divestiture of substantial assets of Crane, its subsidiaries or the Company. Private parties and state attorneys general may also bring legal action under U.S. federal or state antitrust laws under certain circumstances.

   Based upon an examination of publicly available information relating to the businesses in which the Company is engaged, Crane is confident that it can overcome any antitrust objections of the Antitrust Division and the FTC or any other party to the acquisition of Shares pursuant to the Offer and the Merger. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

16. CERTAIN FEES AND EXPENSES

   Beacon Hill Partners, Inc. has been retained by the Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. The Purchaser will pay the Information Agent reasonable and customary compensation for all such services in addition to reimbursing the Information Agent for reasonable out-of-pocket expenses in connection therewith.

   In addition, First Chicago Trust Company of New York has been retained as the Depositary. The Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under the U.S. federal securities laws.

   Except as set forth above, neither Crane nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Crane or the Purchaser for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17. MISCELLANEOUS

   The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

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
   In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

   Crane and the Purchaser have filed with the Commission a Schedule 14D-l, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule 14D-l and any amendments thereto, including exhibits, may be examined and copies may be obtained from the office of the Commission in the same manner as described in
Section 8 with respect to information concerning the Company, except that copies will not be available at the regional offices of the Commission.

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF CRANE OR THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

   Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall under any circumstances create any implication that there has been no change in the affairs of Crane, the Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

                                            LTI MERGER, INC.

August 14, 1998

                                  SCHEDULE I

                     DIRECTORS AND EXECUTIVE OFFICERS OF
                           CRANE AND THE PURCHASER

   1. Directors and Executive Officers of Crane. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Crane. The current business address of each person is 100 First Stamford Place, Stamford, Connecticut 06902, each such person is a citizen of the United States and, unless otherwise indicated, the named individual has held the principal occupation indicated for more than the past five years.

A. DIRECTORS

                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                  MATERIAL POSITIONS HELD DURING THE PAST FIVE
            NAME                            YEARS AND BUSINESS ADDRESSES THEREOF
---------------------------  ------------------------------------------------------------------
R.S. Evans ................  Director of Crane since 1979; Chairman and Chief Executive Officer of Crane; Chairman and Chief Executive Officer of Medusa
                             Corporation to June 1998; Director of Fansteel, Inc., HBD
                             Industries, Inc., and Southdown, Inc.
E. Thayer Bigelow, Jr. ....  Director of Crane Since 1984; Chief Executive Officer, Court TV,
                             New York, New York, an affiliate of Time Warner Entertainment LP
                             (cable television program services) since March 1, 1997; President and Chief Executive Officer, Time Warner Cable Programming Inc.,
                             Stamford, Connecticut, a subsidiary of Time Warner Entertainment
                             LP (cable television program services), 1991 to 1997; Director of
                             Lord Abbett & Co. Mutual Funds.
Richard S. Forte ..........  Director of Crane since 1983; President, Dawson Forte Cashmere
                             Company, South Natick, Massachusetts (importer) since January
                             1997; Chairman since January 1997 and, prior thereto, President,
                             Forte Cashmere Company, Inc. (importer and manufacturer).
Dorsey R. Gardner .........  Director of Crane from 1982 to 1986 and since 1989; President,
                             Kelso Management Company, Inc., Boston, Massachusetts (investment management); Director of Filene's Basement Corp., and Medicus
                             Systems Corp.
Jean Gaulin ...............  Director of Crane since 1996; Vice Chairman, President and Chief
                             Operating Officer, Ultramar Diamond Shamrock Corporation, San
                             Antonio, Texas (petroleum refining and marketing) since 1996;
                             Chairman and Chief Executive Officer, Ultramar Corporation,
                             Greenwich, Connecticut (petroleum refining and marketing) 1992 to
                             1996; Director of Quebec Telephone and Ultramar Diamond Shamrock
                             Corporation.
Dwight C. Minton ..........  Director of Crane since 1983; Chairman of the Board, Church &
                             Dwight Co., Inc., Princeton, New Jersey (manufacturer of consumer and specialty products); Director of Church & Dwight Co., Inc.
Charles J. Queenan, Jr. ...  Director of Crane since 1986; Senior Counsel since 1995 and prior thereto, Partner, Kirkpatrick & Lockhart LLP, Pittsburgh,
                             Pennsylvania (attorneys at law); Director of Allegheny Teledyne
                             Incorporated.

                                      I-1

James L. L. Tullis ........  Director of Crane since 1998; Chairman and Chief Executive
                             Officer, Tullis-Dickerson & Co., Inc., Greenwich, Connecticut
                             (venture capital investments in the health care industry) since
                             1986; Director of Acme United Corporation and Physician Sales &
                             Service, Inc.
Boris Yavitz ..............  Director of Crane since 1987; Principal, Lear, Yavitz & Associates
                             LLC, New York, New York (governance consultants); Paul Garret
                             Professor Emeritus of Public Policy and Business Responsibility,
                             Dean Emeritus, Columbia University Graduate School of Business,
                             New York, New York since 1993; Director and Vice Chairman, The
                             Institute for the Future; Director of Israel Discount Bank of New
                             York.

B. EXECUTIVE OFFICERS

   Crane's current executive officers and certain biographical information concerning such individuals is set forth below. Each such person is a citizen of the United States and has a current business address of 100 First Stamford Place, Stamford, Connecticut 06902.

                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                  MATERIAL POSITIONS HELD DURING THE PAST FIVE
           NAME                             YEARS AND BUSINESS ADDRESSES THEREOF
-------------------------  ---------------------------------------------------------------------
R. S. Evans .............  Director of Crane since 1979; Chairman and Chief Executive Officer of
                           Crane; Chairman and Chief Executive Officer of Medusa Corporation to
                           June 1998; Director of Fansteel, Inc., HBD Industries, Inc., and
                           Southdown, Inc.
L. Hill Clark ...........  President and Chief Operating Officer of Crane since October 1995;
                           Executive Vice President of Crane from January 1994 to October 1995;
                           Group Vice President--Fluid Handling Systems of Crane from September
                           1993 to January 1994; President of Crane's Lear Romec Division from
                           May 1990 to September 1993; Previously held various positions within
                           Allied Signal Inc., a diversified manufacturing company.
Gil A. Dickoff ..........  Treasurer of Crane since 1992.
Augustus I. duPont ......  Vice President, General Counsel and Secretary of Crane since January
                           1996; Vice President, General Counsel and Secretary of Reeves
                           Industries, Inc., a manufacturer of apparel textiles and industrial coated fabrics from May 1994 to December 1995; Vice President,
                           General Counsel and Secretary of Sprague Technologies, Inc., a
                           manufacturer of electronic components, from May 1987 to December
                           1993.
Bradley L. Ellis.......... Vice President--Chief Information Officer of Crane since 1997; Previously with the business systems consulting group of Arthur Andersen LLP.
Anthony D. Pantaleoni .... Vice President--Environment, Health & Safety of Crane since 1989.
Richard B. Phillips  ..... Vice President--Human Resources of Crane since 1987.
Michael L. Raithel ....... Controller of Crane since 1985.
David S. Smith ........... Vice President--Finance and Chief Financial Officer of Crane since March
                           1994; Vice President--Corporate Development of Crane from March 1991 to
                           March 1994.

   2. Director and Executive Officers of the Purchaser. The following table sets forth the name, and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of the director and each executive officer of the Purchaser. The current business address of each person is 100 First Stamford Place, Stamford, Connecticut 06902. Each such person is a United States citizen.

A. DIRECTOR

                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                    MATERIAL POSITIONS HELD DURING THE PAST FIVE
          NAME                          YEARS AND BUSINESS ADDRESSES THEREOF
-----------------------  ------------------------------------------------------------------
Augustus I. duPont  .... Vice President, General Counsel and Secretary of Crane since
                         January 1996; Vice President, General Counsel and Secretary of
                         Reeves Industries, Inc., a manufacturer of apparel textiles and industrial coated fabrics from May 1994 to December 1995; Vice
                         President, General Counsel and Secretary of Sprague Technologies,
                         Inc., a manufacturer of electronic components, from May 1987 to
                         December 1993.


B. EXECUTIVE OFFICERS

   The  Purchaser's   current  executive   officers  and  certain   biographical
information concerning such individuals are set forth below.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                   MATERIAL POSITIONS HELD DURING THE PAST FIVE
          NAME                         YEARS AND BUSINESS ADDRESSES THEREOF
----------------------  ------------------------------------------------------------------
Augustus I. duPont ...  Vice President, General Counsel and Secretary of Crane since
                        January 1996; Vice President, General Counsel and Secretary of
                        Reeves Industries, Inc., a manufacturer of apparel textiles and industrial coated fabrics from May 1994 to December 1995; Vice
                        President, General Counsel and Secretary of Sprague Technologies,
                        Inc., a manufacturer of electronic components, from May 1987 to
                        December 1993.
David S. Smith .......  Vice  President--Finance  and  Chief Financial  Officer  of  Crane
                        since  March  1994;  Vice President--Corporate  Development  of
                        Crane  from  March 1991 to March 1994.


                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                                                   SCHEDULE II

                    SECTIONS 1930(A) AND 1571 THROUGH 1580
                     (SUBCHAPTER D OF CHAPTER 15) OF THE
                    PENNSYLVANIA BUSINESS CORPORATION LAW

1930 DISSENTERS RIGHTS

   (a) General rule. If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also Section 1906(c) (relating to dissenters rights upon special treatment).

1571 APPLICATION AND EFFECT OF SUBCHAPTER

   (a) General rule. Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

   Section 1906(c) (relating to dissenters rights upon special treatment).

   Section 1930 (relating to dissenters rights).

   Section 1931(d) (relating to dissenters rights in share exchanges).

   Section 1932(c) (relating to dissenters rights in asset transfers).

   Section 1952(d) (relating to dissenters rights in division).

   Section 1962(c) (relating to dissenters rights in conversion).

   Section 2104(b) (relating to procedure).

   Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

   Section 2325(b) (relating to minimum vote requirement).

   Section 2704(c) (relating to dissenters rights upon election).

   Section 2705(d) (relating to dissenters rights upon renewal of election).

   Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

   Section 7104(b)(3) (relating to procedure).

   (b) Exceptions. (1) Except as otherwise provided in paragraph (2) , the holders of the shares of any class or series of shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of sections 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

   (i) listed on a national securities exchange; or

   (ii) held of record by more than 2,000 shareholders; shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

   (2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

   (i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

   (ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

   (iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

   (3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

   (c) Grant of optional dissenters rights. The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholder to dissenters rights.

   (d) Notice of dissenters rights. Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

   (1) A statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

   (2) A copy of this subchapter.

   (e) Other statutes. The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

   (f) Certain provisions of articles ineffective. This subchapter may not be relaxed by any provision of the articles.

   (g) Cross references. See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure) .

1572 DEFINITIONS

   The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

   "Corporation." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The successor corporation in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

   "Dissenter." A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

   "Fair Value." The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

   "Interest." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

1573 RECORD AND BENEFICIAL HOLDERS AND OWNERS

   (a) Record holders of shares. A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

   (b) Beneficial owners of shares. A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

1574 NOTICE OF INTENTION TO DISSENT

   If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair market value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

1575 NOTICE TO DEMAND PAYMENT

   (a) General rule. If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

   (1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

   (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

   (3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

   (4) Be accompanied by a copy of this subchapter.

   (b) Time for receipt of demand for payment. The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

1576 FAILURE TO COMPLY WITH NOTICE TO DEMAND PAYMENT, ETC.

   (a) Effect of failure of shareholder to act. A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

   (b) Restriction on uncertificated shares. If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action) .

   (c) Rights retained by shareholder. The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

1577 RELEASE OF RESTRICTIONS OR PAYMENT FOR SHARES.

   (a) Failure to effectuate corporate action. Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

   (b) Renewal of notice to demand payment. When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment) with like effect.

   (c) Payment of fair value of shares. Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

   (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

   (2) A statement of the corporation's estimate of the fair value of the shares.

   (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

   (d) Failure to make payment. If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

1578 ESTIMATE BY DISSENTER OF FAIR VALUE OF SHARES.

   (a) General rule. If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

   (b) Effect of failure to file estimate. Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

1579 VALUATION PROCEEDINGS GENERALLY.

   (a) General rule. Within 60 days after the latest of:

   (1) Effectuation of the proposed corporate action;

   (2) Timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

   (3) Timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

If any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

   (b) Mandatory joinder of dissenters. All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure) .

   (c) Jurisdiction of the court. The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

   (d) Measure of recovery. Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

   (e) Effect of corporation's failure to file application. If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

1580 COSTS AND EXPENSES OF VALUATION PROCEEDINGS.

   (a) General rule. The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

   (b) Assessment of counsel fees and expert fees where lack of good faith appears. Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter any may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

   (c) Award of fees for benefits to other dissenters. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

   Facsimiles of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                       THE DEPOSITARY FOR THE OFFER IS:

                   FIRST CHICAGO TRUST COMPANY OF NEW YORK

              BY MAIL:                               BY HAND DELIVERY:                         BY OVERNIGHT MAIL:
    First Chicago Trust Company                 First Chicago Trust Company                First Chicago Trust Company
   Tenders & Exchanges, Suite 4660     c/o Securities Transfer & Reporting Services      Tenders & Exchanges, Suite 4680
            P.O. Box 2569                     One Exchange Place, Third Floor               14 Wall Street, 8th Floor
 Jersey City, New Jersey 07303-2569           Attention: Tenders & Exchanges                New York, New York 10005
                                                 New York, New York 10006

                                 -------------

   Questions or requests for assistance may be directed to the Information Agent, at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A shareholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                   The Information Agent for the Offer is:
                          BEACON HILL PARTNERS, INC.
                               90 BROAD STREET
                           NEW YORK, NEW YORK 10004
                                (800) 253-3814
                          BANKS AND BROKERAGE FIRMS
                                 PLEASE CALL:
                                (212) 843-8500

                            LETTER OF TRANSMITTAL
                       TO TENDER SHARES OF COMMON STOCK
            (INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                      OF
                          LIBERTY TECHNOLOGIES, INC.
           PURSUANT TO THE OFFER TO PURCHASE, DATED AUGUST 14, 1998
                                      BY
                               LTI MERGER, INC.
                          A WHOLLY OWNED SUBSIDIARY
                                      OF
                                  CRANE CO.
-------------------------------------------------------------------------------
          THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, SEPTEMBER 11, 1998, UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------

                       The Depositary for the Offer is:

                   FIRST CHICAGO TRUST COMPANY OF NEW YORK

                By Mail:                                By Hand Delivery:                         By Overnight Mail:
                                                   First Chicago Trust Company                First Chicago Trust Company
      First Chicago Trust Company         c/o Securities Transfer & Reporting Services      Tenders & Exchanges, Suite 4680
    Tenders & Exchanges, Suite 4660              One Exchange Place, Third Floor               14 Wall Street, 8th Floor
              P.O. Box 2569                      Attention: Tenders & Exchanges                New York, New York 10005
   Jersey City, New Jersey 07303-2569               New York, New York 10006

                          For Information Telephone:
                                (800) 253-3814
                    Banks and Brokerage Firms please call:
                                (212)843-8500

   DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OR TELEX TRANSMISSION OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL WHERE INDICATED BELOW AND COMPLETE THE SUBSTITUTE FORM W-9 PROVIDED BELOW.

   THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

   This Letter of Transmittal is to be completed by the shareholders of Liberty Technologies, Inc. either if certificates evidencing Shares (as defined below) are to be forwarded herewith, or if delivery of Shares is to be made by book-entry transfer to the Depositary's account at the Depository

                          AGREEMENT AND PLAN OF MERGER

                           Dated as of August 11, 1998

                                      among

                                   CRANE CO.,


                                LTI MERGER, INC.

                                       and

                           LIBERTY TECHNOLOGIES, INC.

                                TABLE OF CONTENTS

                                                                            Page


ARTICLE I         THE OFFER AND THE MERGER...................................2
  SECTION 1.01.   The Offer..................................................2
  SECTION 1.02.   Company Actions............................................3
  SECTION 1.03.   Directors..................................................4
  SECTION 1.04.   The Merger.................................................5
  SECTION 1.05.   Closing....................................................5
  SECTION 1.06.   Effective Time.............................................5
  SECTION 1.07.   Effects of the Merger......................................5
  SECTION 1.08.   Articles of Incorporation and By-laws......................6
  SECTION 1.09.   Directors of the Surviving Corporation.....................6
  SECTION 1.10.   Officers of the Surviving Corporation......................6
  SECTION 1.11.   Shareholders' Meeting......................................6

ARTICLE II        EFFECT OF THE MERGER ON THE CAPITAL STOCK OF
                  THE CONSTITUENT CORPORATIONS...............................7
  SECTION 2.01.   Effect on Capital Stock....................................7
  SECTION 2.02.   Exchange of Certificates...................................8
  SECTION 2.03    Treatment of Stock Options................................10

ARTICLE III       REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............10
  SECTION 3.01    Organization, Standing and Corporate Power................10
  SECTION 3.02    Subsidiaries..............................................10
  SECTION 3.03    Capital Structure.........................................10
  SECTION 3.04    Authority; Noncontravention...............................11
  SECTION 3.05    SEC Filings; Financial Statements.........................12
  SECTION 3.06    Indebtedness; Absence of Undisclosed Liabilities..........13
  SECTION 3.07    Absence of Certain Changes or Events......................14
  SECTION 3.08    Tax Matters...............................................14
  SECTION 3.09    Certain Transactions; Certain Payments....................15
  SECTION 3.10    Required Authorizations...................................15
  SECTION 3.11    Litigation................................................15
  SECTION 3.12    Compliance with Law; Regulatory Compliance................16
  SECTION 3.13    Contracts.................................................17
  SECTION 3.14    Real Property.............................................17
  SECTION 3.15    Personal Property.........................................18
  SECTION 3.16    Intellectual Property Rights..............................18
  SECTION 3.17    Environmental Matters.....................................19
  SECTION 3.18    Products Liability........................................20
  SECTION 3.19    Insurance.................................................20
  SECTION 3.20    Employment and Change in Control Agreements...............20
  SECTION 3.21    Labor Relations...........................................21

  SECTION 3.22    Employee Benefit Plans....................................22
  SECTION 3.23    No Existing Discussions...................................23
  SECTION 3.24    Information Supplied......................................23
  SECTION 3.25    Voting Requirements.......................................23
  SECTION 3.26    State Statutes............................................24
  SECTION 3.27    Rights Agreement..........................................24
  SECTION 3.28    Brokers...................................................24
  SECTION 3.29    Disclosure................................................24

ARTICLE IV        REPRESENTATIONS AND WARRANTIES OF CRANE...................24
  SECTION 4.01    Organization, Standing and Corporate Power................25
  SECTION 4.02    Authority; Noncontravention...............................25
  SECTION 4.03    Information Supplied......................................26
  SECTION 4.04    Share Ownership...........................................26

ARTICLE V         COVENANTS.................................................26
  SECTION 5.01.   Conduct of Business by the Company........................26
  SECTION 5.02.   No Solicitation...........................................29
  SECTION 5.03.   Access to Information; Confidentiality....................31
  SECTION 5.04.   Required Authorizations...................................31
  SECTION 5.05    Financial Statements of the Company.......................32
  SECTION 5.06.   Employee Matters..........................................33
  SECTION 5.07.   Rights Agreement..........................................33
  SECTION 5.08.   Continuance of Existing Indemnification Rights............33
  SECTION 5.09.   Public Announcements......................................35
  SECTION 5.10.   Shareholder Litigation....................................35
  SECTION 5.11.   Financial Disclosure......................................35

ARTICLE VI        CONDITIONS PRECEDENT......................................35
  SECTION 6.01.   Conditions to Each Party's Obligation To Effect the Merger35

ARTICLE VII       TERMINATION, AMENDMENT AND WAIVER.........................36
  SECTION 7.01.   Termination...............................................36
  SECTION 7.02.   Effect of Termination.....................................37
  SECTION 7.03    Fees and Expenses.........................................37
  SECTION 7.04.   Amendment.................................................37
  SECTION 7.05.   Extension; Waiver.........................................38
  SECTION 7.06.   Procedure for Termination, Amendment, Extension or Waiver.38

ARTICLE VIII      GENERAL PROVISIONS........................................38
  SECTION 8.01.   Nonsurvival of Representations and Warranties.............38
  SECTION 8.02.   Notices...................................................38
  SECTION 8.03.   Definitions...............................................39
  SECTION 8.04.   Interpretation............................................39
  SECTION 8.05.   Counterparts..............................................40
  SECTION 8.06.   Entire Agreement; No Third-Party Beneficiaries............40
  SECTION 8.07.   Governing Law.............................................40

  SECTION 8.08.   Assignment................................................40
  SECTION 8.09.   Severability..............................................40


  Exhibit 1 Second Amended and Restated Articles of Incorporation of the Company

                          AGREEMENT AND PLAN OF MERGER


      AGREEMENT AND PLAN OF MERGER, dated as of August 11, 1998, among CRANE CO., a Delaware corporation ("Crane" or "Parent"), LTI MERGER, INC., a Pennsylvania corporation and wholly owned subsidiary of Crane (the "Purchaser" or "Merger Sub"), and LIBERTY TECHNOLOGIES, INC., a Pennsylvania corporation (the "Company").

      WHEREAS, the respective Boards of Directors of Crane, the Purchaser and the Company have approved the acquisition of the Company by Crane upon the terms and subject to the conditions set forth in this Agreement; and

      WHEREAS, in furtherance of such acquisition, Crane proposes to cause the Purchaser to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the "Offer") to purchase all the outstanding shares of common stock, par value $.01 per share, of the Company ("Company Common Stock" or "Shares"), including the associated preferred stock purchase rights (the "Rights") issued under the Amended and Restated Rights Agreement, dated October 6, 1997, between the Company and StockTrans, Inc., as rights agent (the "Rights Agreement"), at a purchase price of $3.50 per share (such amount, or any greater amount to be paid per share of Company Common Stock in the Offer, being referred to as the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Agreement and in the Offer, and the Board of Directors of the Company has approved the Offer and is recommending that the Company's shareholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer; and

      WHEREAS, also in furtherance of such acquisition, the respective Boards of Directors of Crane, Purchaser and the Company have approved the merger of Purchaser with and into the Company (the "Merger") upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Pennsylvania Business Corporation Law, as amended (the "PBCL"), whereby each issued and outstanding share of Company Common Stock other than shares owned by the Company or by Crane, the Purchaser or any wholly owned subsidiary of the Company, Crane or the Purchaser and other than Dissenting Shares, will be converted into the right to receive the Per Share Amount; and

      WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Crane's willingness to enter into this Agreement, Crane has entered into (i) a Stock Option Agreement (the "Stock Option Agreement") with the Company pursuant to which the Company has granted Crane an option to acquire shares of Company Common Stock and (ii) Shareholder Agreements (the "Shareholder Agreements") with certain shareholders of the Company pursuant to which, among other things, such shareholders have agreed to tender their Shares pursuant to the Offer and have granted to Crane an option to otherwise purchase such Shares;

      NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

                                    ARTICLE I
                            THE OFFER AND THE MERGER

      SECTION 1.01. The Offer. (a) Provided that this Agreement shall not have been terminated in accordance with Article VII hereof and none of the events set forth in Annex II hereto (the "Tender Offer Conditions") shall have occurred, as promptly as practicable but in no event later than the fifth business day from the date of this Agreement, Crane shall cause the Purchaser to commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the "Exchange Act")) an offer to purchase all outstanding shares of Company Common Stock, together with associated Rights (all references herein to shares of Company Common Stock in the context of the Offer being deemed to include such Rights) at the Per Share Price, shall, after affording the Company a reasonable opportunity to review and comment thereon, file all necessary documents with the Securities and Exchange Commission (the "SEC") in connection with the Offer (the "Offer Documents") and shall consummate the Offer, subject to the terms and conditions thereof. The obligation of the Purchaser to accept for payment or pay for any shares of Company Common Stock tendered pursuant to the Offer will be subject only to the satisfaction of the conditions set forth in Annex II hereto.

            (b) Without the prior written consent of the Company, the Purchaser shall not decrease the Offer price or change the form of consideration payable in the Offer, decrease the number of shares of Company Common Stock sought to be purchased in the Offer, impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of shares of Company Common Stock. The Offer shall remain open until the date that is 20 business days (as such term is defined in Rule 14d-1(c)(6) under the Exchange
Act) after the commencement of the Offer (the "Expiration Date"), unless the Purchaser shall have extended the period of time for which the Offer is open pursuant to, and in accordance with, the two succeeding sentences or as may be required by applicable law, in which event the term "Expiration Date" shall mean the latest time and date as the Offer, as so extended, may expire. If at any Expiration Date, any of the Tender Offer Conditions are not satisfied or waived by the Purchaser, the Purchaser may extend the Offer from time to time. Subject to the terms of the Offer and this Agreement and the satisfaction of all the Tender Offer Conditions as of any Expiration Date, the Purchaser will accept for payment and pay for all shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after such Expiration Date of the Offer consistent with applicable law, provided that, if all of the Tender Offer Conditions are satisfied and more than 65% but less than 80% of the outstanding shares of Company Common Stock on a fully diluted basis (including shares of Company Common Stock issuable upon exercise of outstanding options to acquire shares of Company Common Stock) have been validly tendered and not withdrawn in the Offer, the Purchaser shall have the right, in its sole discretion, to extend the Offer from time to time for up to a maximum of 10 additional business days in the aggregate for all such extensions provided the Purchaser agrees to waive the conditions set forth in paragraphs (c), (f) and (g) of Annex II.

            (c) Crane and the Purchaser represent that the Offer Documents will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's shareholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Crane or the Purchaser with respect to information derived from the Company SEC Reports or supplied by the Company in writing expressly for inclusion in the Offer Documents. Each of Crane and the Purchaser, on the one hand, and the Company, on the other hand, agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and each of Crane and the Purchaser further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to shareholders of the Company, in each case, as and to the extent required by applicable federal securities laws.

      SECTION 1.02. Company Actions. (a) The Company shall, after affording Crane a reasonable opportunity to review and comment thereon, file with the SEC and mail to the holders of shares of Company Common Stock, as promptly as practicable on the date of the filing by Crane and the Purchaser of the Offer Documents, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the "Schedule 14D-9") reflecting the recommendation of the Board of Directors of the Company that holders of shares of Company Common Stock tender their shares pursuant to the Offer and shall disseminate the Schedule 14D-9 as required by Rule 14d-9 promulgated under the Exchange Act. The Schedule 14D-9 will set forth, and the Company hereby represents, that the Board of Directors of the Company, at a meeting duly called and held, has (i) determined by vote of its directors that each of the transactions contemplated hereby, including each of the Offer and the Merger, is fair to and in the best interests of the Company and its shareholders, (ii) approved the Offer, the Merger, the Stock Option Agreement and the Shareholder Agreements, (iii) recommended acceptance of the Offer and approval of this Agreement by the Company's shareholders, and (iv) taken all other action necessary to render Section 2538 and Subchapter F of Chapter 25 of the PBCL and the Rights inapplicable to the Offer and the Merger. Such recommendation and approval may be withdrawn, modified or amended only to the extent permitted by
Section 5.02(b). The Company further represents that, prior to the execution hereof, Legg Mason Wood Walker, Inc. has delivered to the Board of Directors of the Company its written opinion that, as of August 10, 1998, the consideration to be received by the holders of shares of Company Common Stock pursuant to the Offer and the Merger is fair to the Company's shareholders from a financial point of view. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Board of Directors of the Company described in this Section 1.02(a).

            (b) The Company represents that the Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's shareholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Crane or the Purchaser in writing expressly for inclusion in the Schedule 14D-9. Each of the Company, on the one hand, and Parent and the Purchaser, on the other hand, agrees promptly to correct any information provided by either of them for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the holders of shares of Company Common Stock, in each case, as and to the extent required by applicable federal securities law.

            (c) In connection with the Offer, the Company will promptly furnish the Purchaser with mailing labels, security position listings, any available non-objecting beneficial owner lists and any available listing or computer list containing the names and addresses of the record holders of shares of Company Common Stock as of the most recent practicable date and shall furnish the Purchaser with such additional available information (including, but not limited to, updated lists of holders of shares of Company Common Stock and their addresses, mailing labels and lists of security positions and non-objecting beneficial owner lists) and such other assistance as the Purchaser or its agents may reasonably request in communicating the Offer to the Company's record and beneficial shareholders. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Crane, the Purchaser and their affiliates, associates, agents and advisors, shall keep such information confidential and use the information contained in any such labels, listings and files only in connection with the Offer and the Merger and, should the Offer terminate or if this Agreement shall be terminated, will deliver to the Company all copies of such information then in their possession.

            SECTION 1.03. Directors. (a) Subject to compliance with applicable law, promptly upon the payment by the Purchaser for shares of Company Common Stock which represent at least a majority of the Company Common Stock (on a fully diluted basis) pursuant to the Offer and from time to time thereafter, Crane shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on the Board of Directors of the Company (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Company Common Stock beneficially owned by Crane or its affiliates bears to the total number of shares of Company Common Stock outstanding, and the Company shall, upon request of Crane, promptly take all actions (but specifically excluding the calling of a shareholders meeting) necessary to cause Crane's designees to be so elected, including, if necessary, amending the By-laws of the Company to the extent permitted to be amended by the Board of Directors and seeking the resignations of one or more existing directors; provided, however, that prior to the Effective Time, the Board of Directors of the Company shall always have not less than two members who are directors of the Company on the date hereof ("Current Directors") and, in Crane's sole discretion, up to five Current Directors. If the number of Current Directors is reduced prior to the Effective Time below the number of Current Directors so specified by Crane due to the death or resignation of one or more of the Current Directors, then the remaining director or directors who is or are Current Directors shall be entitled to designate, by majority action of the remaining Current Directors or action of the sole remaining Current Director, one or more persons, as the case may be, that has not been designated by, and is not an Affiliate of, Crane to fill such vacancy or vacancies and who shall be deemed to be Current Directors for all purposes of this Agreement.

            (b) The Company's obligations to appoint Crane's designees to the Board of Directors of the Company shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under this Section 1.03 and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under such Section and Rule in order to fulfill its obligations under this Section 1.03. Crane will supply promptly, and in any event no later than the date the appointment of such directors is effective, any information with respect to itself and its officers, directors and affiliates required by such Section and Rule to the Company.

            (c) Following the election or appointment of Crane's designees pursuant to this Section 1.03 and prior the Effective Time, any amendment or termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Crane or the Purchaser or waiver of any of the Company's rights hereunder, will require the concurrence of a majority of the directors of the Company then in office who are Current Directors (or in the case where there are two or fewer directors who are Current Directors, the concurrence of one director who is a Current Director).

      SECTION 1.04. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the PBCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the PBCL.

      SECTION 1.05. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which shall be as soon as practicable after satisfaction or waiver of the conditions set forth in Section 6.01, at the offices of Pepper Hamilton LLP in Philadelphia, Pennsylvania unless another time, date or place is agreed to in writing by the parties hereto.

      SECTION 1.06. Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the parties shall file articles of merger (the "Articles of Merger") executed in accordance with the relevant provisions of the PBCL and shall make all other filings or recordings required under the PBCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Pennsylvania Secretary of State, or at such subsequent time as Crane and the Company shall agree and as is specified in the Articles of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

      SECTION 1.07. Effects of the Merger. The Merger shall have the effects specified in Section 1929 of the PBCL.

      SECTION 1.08. Articles of Incorporation and By-laws. (a) The Second Amended and Restated Articles of Incorporation of the Company attached hereto as
Exhibit 1 shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

            (b) The By-laws of the Company as in effect at the Effective Time shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

      SECTION 1.09. Directors of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The Company will obtain such resignations as may be necessary to effect the foregoing.

      SECTION 1.10. Officers of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

      SECTION 1.11. Shareholders' Meeting. (a) If required by applicable law in order to consummate the Merger, as soon as practicable following the acceptance for payment of and payment for shares of Company Common Stock by the Purchaser pursuant to the Offer, the Company, acting through the Board of Directors of the Company, shall, in accordance with applicable law:

                   (i) duly call,  give  notice of,  convene  and hold a special meeting of its shareholders (the "Company Shareholders Meeting") for the purpose of considering and taking action upon this Agreement;

                   (ii) prepare and file with the SEC a preliminary proxy statement relating to this Agreement, and use its reasonable efforts
            (x) to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and cause a definitive proxy statement (the "Proxy Statement") to be mailed to its shareholders and (y) to obtain the necessary approvals of the Merger and this Agreement by its shareholders; and

                   (iii) subject to Section 5.02, include in the Proxy Statement the recommendation of the Board of Directors of the Company that shareholders of the Company vote in favor of the approval of the Merger and this Agreement.

            (b) Crane agrees that it will vote, or cause to be voted, all of the shares of Company Common Stock then owned by it, the Purchaser or any of its other Subsidiaries in favor of the approval of the Merger and of this Agreement. Following the consummation of the Offer, if required by applicable law in order to consummate the Merger, Crane shall use its best efforts to cause the Company to take the actions set forth in Section 1.11(a).

                                   ARTICLE II
                    EFFECT OF THE MERGER ON THE CAPITAL STOCK
                         OF THE CONSTITUENT CORPORATIONS

      SECTION 2.01. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock:

            (a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of Common Stock of the Surviving Corporation.

            (b) Cancellation of Treasury Stock and Stock Owned by Crane or the Purchaser. Each share of Company Common Stock that is owned by the Company or by Crane or the Purchaser or any wholly owned subsidiary of the Company, Crane or the Purchaser shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

            (c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.01(b) and other than Dissenting Shares) shall be converted into the right to receive the Per Share Amount in cash, without interest (the "Merger Consideration").

            (d) Shares of Dissenting  Shareholders.  Notwithstanding anything in this Agreement to the contrary, any issued and outstanding share of Company Common Stock held by a person (a "Dissenting Shareholder") who shall have demanded and perfected a right to receive payment of the fair value of his or her shares pursuant to Subchapter D of Chapter 15 of the PBCL ("Dissenting Shares") shall not be converted as described in Section 2.01(c), unless such holder fails to comply with the provisions of Subchapter D of Chapter 15 of the PBCL or withdraws or otherwise loses his right to receive such fair value payment. If, after the Effective Time, such Dissenting Shareholder fails to comply with the provisions of Subchapter D of Chapter 15 of the PBCL or withdraws or loses his right to receive such fair value payment, such Dissenting Shareholder's shares of Company Common Stock shall no longer be considered Dissenting Shares for the purposes of this Agreement and shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive for each such share the Merger Consideration, without interest. The Company shall give Crane (i) prompt notice of any demands to receive payment of fair value of shares of Company Common Stock received by the Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of Crane, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

            (e) Cancellation of Company Common Stock. As of the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the

Effective Time represented any such shares of Company Common Stock (a "Certificate") shall cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration, without interest, or, in the case of Dissenting Shareholders, if any, the rights, if any, accorded under the PBCL.

      SECTION 2.02. Exchange of Certificates. (a) Deposit with the Exchange Agent. As of the Effective Time, Crane shall deposit with First Chicago Trust Company of New York or other independent agent mutually acceptable to the Company and Crane (the "Exchange Agent") for the benefit of the holders of shares of Company Common Stock, for exchange through the Exchange Agent, the cash representing the Merger Consideration (the "Exchange Fund") payable pursuant to Section 2.01(c) in exchange for outstanding shares of Company Common Stock.

            (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon delivery of such Certificates to the Exchange Agent and shall be in such form and have such other provisions as Crane and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the applicable Merger Consideration. Upon surrender of such a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Crane, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive cash which such holder has the right to receive pursuant to this Article II, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, cash may be paid to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger
Consideration which the holder thereof has the right to receive in respect of such Certificate pursuant to the other provisions of this Article II. No interest will be paid or will accrue on cash payable to holders of Certificates pursuant to the provisions of this Article II. Crane shall pay the charges and expenses of the Exchange Agent.

            (c) No Further  Ownership  Rights in Company Common Stock.  All cash paid upon the surrender of  Certificates  in  accordance  with the terms of this
Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II, except as otherwise provided by law.

            (d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Crane, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Crane for payment of their claim for any cash comprising the Merger Consideration.

            (e) No Liability. None of Crane, the Company or the Exchange Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

            (f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Crane, on a daily basis. Any interest and other income resulting from such investments shall be paid to Crane.

            (g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof, pursuant to this Agreement.

            (h) Withholding Rights. Crane or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Crane or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Crane or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Crane or the Exchange Agent. Notwithstanding the foregoing, neither Crane nor the Exchange Agent shall withhold any amounts payable pursuant to this Agreement to any holder of shares of Company Common Stock so long as such holder provides to Crane or the Exchange Agent a form W-9 or W-8, as required by applicable law, certifying such holder's exemption from back-up withholding.

      SECTION 2.03. Treatment of Stock Options. Prior to the Effective Time, the Company shall take all such actions as may be necessary to cause (i) each unexpired and unexercised option to acquire Company Common Stock held by current or former directors, officers, employees or consultants of the Company, whether or not then exercisable or vested (each, a "Company Option"), that has an exercise price less than the Per Share Amount to be automatically converted at the Effective Time into an amount equal to the difference between the Per Share Amount and the exercise price of the Company Option, multiplied by the number of shares of Common Stock issuable immediately prior to the Effective Time upon exercise of the Company Option (without regard to vesting periods or to restrictions on exercisability) and (ii) each unexpired and unexercised Company Option that has an exercise price equal to or greater than the Per Share Amount to be canceled so that no Company Option shall have any force or effect on or after the Effective Time.


                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY


      Except as set forth on the disclosure schedule delivered by the Company to Crane prior to the execution of this Agreement (the "Company Disclosure Schedule"), the Company represents and warrants to Crane as follows:

      SECTION 3.01. Organization, Standing and Corporate Power. The Company and each of its Subsidiaries is a corporation duly organized, validly subsisting or existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. The Company and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a Material Adverse Effect with respect to the Company and its Subsidiaries taken as a whole.

      SECTION 3.02. Subsidiaries. Section 3.02 of the Company Disclosure Schedule sets forth a true and complete list of the Subsidiaries of the Company. All the outstanding shares of capital stock of each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of all Liens, except for liens of Silicon Valley Bank (the "Silicon Valley Bank Liens") pursuant to the Loan and Security Agreement dated May 7, 1998 among the Company and Silicon Valley Bank (the "Silicon Valley Bank Loan"). Except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, limited liability company, partnership, joint venture or other entity.

      SECTION 3.03. Capital Structure. The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, par value $.01 per share ("Company Preferred Stock"). As of the date of this Agreement,

(i) 5,013,233 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued or outstanding, (iii) 14,754 shares of Company Common Stock were held by the Company in its treasury, (iv) 1,154,000 shares of Company Common Stock were reserved for issuance pursuant to options outstanding under the Company's 1992 Stock Option Plan and the Company's 1988 Stock Option Plan (together, the "Stock Plans"), and (v) 10,000 shares of Company Series A Junior Participating Preferred Stock were reserved for issuance in connection with the Rights. Section 3.03 of the Company Disclosure Schedule sets forth each holder of each option outstanding pursuant to the Stock Plans on the date hereof and the date of grant, number of shares of Company Common Stock subject thereto, expiration date, vesting schedule and exercise price of each such option held by such holder. Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of the Company were issued or outstanding or reserved for issuance. As of the date of this Agreement, there were no outstanding stock appreciation rights or rights (other than outstanding Company Options issued under the Stock Plans as set forth in subparagraph (iv) above) to receive shares of Company Common Stock on a deferred basis granted under the Stock Plans or otherwise, except as set forth in the Rights Agreement. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to any options outstanding on the date hereof pursuant to the Stock Plans and the Stock Option Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no notes, bonds, debentures or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth above, as of the date of this Agreement, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries was a party or by which any of them was bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding contractual obligations of the Company to vote or to dispose of any shares of the capital stock of any of its Subsidiaries. The Company has delivered to Crane a complete and correct copy of the Rights Agreement.

      SECTION 3.04. Authority; Noncontravention. (a) The Company has all requisite corporate power and authority to enter into this Agreement and the Stock Option Agreement and, subject (in the case of this Agreement) to the Company Shareholder Approval, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the approval of this Agreement and the transactions contemplated hereby, to the Company Shareholder Approval. This Agreement and the Stock Option Agreement have been duly executed and delivered by the Company and constitute valid and binding obligations of the Company, enforceable against the

Company in accordance with their terms except as limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or at law; provided, however, that the Company cannot consummate the Merger unless and until it receives the Company Shareholder Approval.

            (b) The execution and delivery of this Agreement and the Stock Option Agreement by the Company do not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with, or result in any violation or breach of any provision of the Amended and Restated Articles of Incorporation or Bylaws of the Company, (ii) except as set forth in Section 3.04 of the Company Disclosure Schedule, result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or which any of them or any of their properties or assets may be bound, or (iii) subject to obtaining the Company Shareholder Approval and compliance with the requirements set forth in Section 3.04(c) below, conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which, individually or in the aggregate, would not have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole.

            (c) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Stock Option Agreement or the consummation of the transactions contemplated hereby or thereby, except for
(i) the filing of the Articles of Merger with the Pennsylvania Secretary of State, (ii) the filing of the Schedule 14D-9 with the SEC in accordance with the Exchange Act, (iii) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, (iv) the filing of a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as either (x) may be required under applicable state securities laws and the laws of any foreign country or (y) which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole, or would not reasonably be expected to impair the ability of the Company to perform its obligations under this Agreement in any material respect.

      SECTION 3.05. SEC Filings; Financial Statements. (a) The Company has filed all forms, reports and documents required to be filed by the Company with the SEC since January 1, 1994 (collectively, together with any forms, reports and documents filed by the Company with the SEC after the date hereof until the Closing, the "Company SEC Reports"). Each such report, when filed, complied in all material respects with the requirements of the Exchange Act and the applicable rules and regulations thereunder and, as of their respective dates, none of such reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

            (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the Company SEC Reports complied as to form in all material respects with the applicable rules and regulations of the SEC with respect thereto, was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements) and fairly presented the consolidated financial position of the Company and its Subsidiaries as at the respective dates and the consolidated results of their operations and cash flows for the periods indicated, except that unaudited interim financial statements contained in any Company Quarterly Report on Form 10-Q (i) were or are subject to normal year-end adjustments which were not or are not expected to be material in amount, and (ii) do not contain footnote disclosure. The unaudited balance sheet of the Company as of June 30, 1998 is referred to herein as the "Company Balance Sheet."

      SECTION  3.06.     Indebtedness;  Absence of Undisclosed Liabilities.  (a)
Section 3.06 of the Company Disclosure Schedule sets forth a list of each instrument which evidences Indebtedness of the Company or any Subsidiary, and the aggregate principal amount thereof outstanding as of the date hereof. The total aggregate principal amount outstanding as of the date hereof of all such Indebtedness is $189,945, which includes $0 in face amount of outstanding letters of credit. Except as set forth in Section 3.06 of the Company Disclosure Schedule, all of such instruments are in full force and effect and neither the Company, nor any Subsidiary (as the case may be) is in default thereunder, nor, to the knowledge of the Company, is any other party to any such instrument in default thereunder, nor to the knowledge of the Company, does any condition exist that, with the giving of notice or lapse of time or both, would constitute a default thereunder, which default could reasonably be expected to give rise to a right on the part of some party thereto to terminate such instrument, accelerate the obligations thereunder or claim damages thereunder, except such default (i) as to which requisite waivers or consents have been obtained or (ii) which is curable and is cured within the applicable period for cure permitted under such instruments. Section 3.06 of the Company Disclosure Schedule also sets forth a list of each other instrument or agreement that contains a restriction, limitation or encumbrance, of any kind, on the ability of the Company or any Subsidiary to pay dividends on its respective capital stock.

            (b) Section 3.06 of the Company Disclosure Schedule also sets forth all contracts and other agreements and arrangements pursuant to which the Company or any Subsidiary has agreed to indemnify or exonerate any officer, director or employee of the Company or of any Subsidiary with respect to any matter. Except as described in Section 3.06 of the Company Disclosure Schedule, the Company has not received any written notice of, and, to the best knowledge of the Company, there are no circumstances which might give rise to, any obligation or liability on the part of the Company or any Subsidiary so to indemnify any such officer, director or employee.

            (c) Except as disclosed in the Company SEC Reports filed prior to the date hereof, the Company and its Subsidiaries do not have any liabilities as of the date hereof, either accrued or contingent, and whether due or to become due that, under generally accepted accounting principles, are required to be reflected in the Company's financial statements, other than (i) liabilities reflected or reserved against in the Company Balance Sheet, (ii) liabilities specifically described in this Agreement, or in the Company Disclosure Schedule, and (iii) normal or recurring liabilities incurred since June 30, 1998 in the ordinary course of business consistent with past practices and which are not, individually or in the aggregate, material to the business, results, operations, financial condition or prospects of the Company and its Subsidiaries, taken as a whole.

      SECTION 3.07. Absence of Certain Changes or Events. Since the date of the Company Balance Sheet, the Company and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any Material Adverse Effect with respect to the Company and its Subsidiaries, taken as a whole, and, to the best knowledge of the Company, no fact or condition exists or is threatened which is reasonably likely to cause a Material Adverse Effect with respect to the Company and its Subsidiaries, taken as a whole, in the future, or
(ii) any material change by the Company in its accounting methods, principles or practices except as required by concurrent changes in generally accepted accounting principles.

      SECTION 3.08. Tax Matters. (a) Each of the Company and its Subsidiaries has prepared and timely filed, and will file on a timely basis, all material federal, state, local and foreign returns, estimates, information statements and reports ("Returns") relating to any and all Taxes concerning or attributable to the Company or its Subsidiaries or their operations and required to be filed on or prior to the Effective Time.

            (b) Each such Return was true, correct and complete on the respective date on which it was filed and, to the knowledge of the Company, no event has since occurred requiring any amendment thereto, which amendment has not been made in a manner such that each such Return remains true, correct and complete.

            (c) The Company as of the Effective Time: (A) will have paid all Taxes it is required to pay prior to the Effective Time and (B) will have withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld.

            (d) The accounts shown on the Company Balance Sheet (excluding amounts classified thereon as deferred) are sufficient for the discharge of all Taxes attributable or with respect to all periods, or portions thereof, prior to the date of the Company Balance Sheet remaining unpaid as of such date, except as set forth in Section 3.08 of the Company Disclosure Schedule. There is no Tax deficiency outstanding or assessed, or to the Company's knowledge proposed, against the Company or its Subsidiaries that is not reflected as a liability on the Company Balance Sheet nor has the Company executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax. No tax audit or examination is now pending or currently in progress with respect to the Company or its Subsidiaries.

            (e) The Company has not filed a consent under Section 341(f) of the Code concerning collapsible corporations. The Company has not made any payment, nor is it obligated to make any payment, nor is it a party to any agreement that under certain circumstances could obligate it to make any payment, that will not be deductible under Sections 280G or 162(m) of the Code. The Company has not been (nor does it have any liability for unpaid Taxes because it once was) a member of an affiliated group (other than the current affiliated group of the Company and its Subsidiaries) during any part of any consolidated return year within any part of which consolidated return year any other corporation was also a member of such group. The Company is not and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code a United States real property holding corporation as defined in Section 897(c)(2) of the Code. Without taking into account the transactions contemplated by this Agreement, including, without limitation, the Offer and the Merger, neither the Company nor any of its Subsidiaries has any losses subject to the limitations of
Section 382 of the Code.


      SECTION 3.09. Certain Transactions; Certain Payments. (a) Except as set forth in Section 3.09 of the Company Disclosure Schedule, none of the officers or directors of the Company or of any of its Subsidiaries nor any Affiliate of the Company, and, to the knowledge of the Company, none of the employees of the Company or of any of its Subsidiaries is currently a party to any transaction with the Company or any of its Subsidiaries (other than for services as an employee, officer or director), including, without limitation, any contract, agreement or other arrangement (i) providing for the furnishing of services to or by, (ii) providing for rental of real or personal property to or from, or (iii) otherwise requiring payments to or from, any such officer, director, Affiliate or employee, any member of the family of any such officer, director or employee or any corporation, partnership, trust or other entity in which any such officer, director or employee has a substantial interest or which is an Affiliate of such officer, director or employee.

            (b) Except as set forth in Section 3.09 of the Company Disclosure Schedule, none of the officers or directors of the Company or of any of its Subsidiaries nor any Affiliate of the Company, or, to the knowledge of the Company, any other person or entity associated with or acting for or on behalf of the Company or any of its Subsidiaries, has directly or indirectly (i) made any bribe, payoff, influence payment (other than payments made in accordance with normal commercial practices), kickback or other unlawful gift or payment to any person or entity, private or public, regardless of form, whether in money, property or services (w) to obtain favorable treatment in securing business, (x) to pay for favorable treatment for business secured, (y) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any of its Subsidiaries or Affiliates or (z) in violation of the United States Foreign Corrupt Practices Act or any other federal, state, territorial, local or foreign law, statute, rule or regulation or (ii) established or maintained any fund or asset that has not been recorded in the books and records of the Company in connection with any of the matters described in clause (i) above.

      SECTION 3.10. Required Authorizations. Section 3.10 of the Company Disclosure Schedule sets forth a true and complete list of all Required Authorizations which the Company or any of its Subsidiaries must give or obtain for the execution and delivery of this Agreement or the Stock Option Agreement by the Company or the consummation by the Company or any of its Subsidiaries of any of the transactions contemplated hereby or thereby or in order to enable all the issued and outstanding capital stock of the Company to be acquired in the Offer or to be converted as contemplated by Article II.

      SECTION 3.11. Litigation. Except as set forth in Section 3.11 of the Company Disclosure Schedule or as indicated in any of the Company SEC Reports filed prior to the date hereof, there are no suits, litigations, investigations, actions or proceedings of any kind pending or (to the knowledge of the Company) threatened against the Company or any Subsidiary, nor (to the knowledge of the Company) is any such matter pending or threatened against any other person, which, if adversely determined, would have a Material Adverse Effect with respect to the Company and its Subsidiaries taken as a whole.

      SECTION 3.12. Compliance with Law; Regulatory Compliance. (a) Except as set forth in Section 3.12 of the Company Disclosure Schedule and except for instances of non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect with respect to the Company and its Subsidiaries taken as a whole, neither the Company nor any of its Subsidiaries is or has been in violation of any applicable federal, state, provincial, local or foreign law, regulation, ordinance or other requirement of any Governmental Authority relating to it or to its securities, property, operations or business, and, to the best knowledge of the Company, no event has occurred or condition or state of facts exists that could give rise to any such violation. Except as set forth in Section 3.12 of the Company Disclosure Schedule, there is no outstanding order, writ, judgment, stipulation, injunction, decree, determination, award or other order of any court or governmental agency or instrumentality, domestic or foreign, against or affecting the Company, any of its Subsidiaries or any of the assets of the Company or its Subsidiaries.

            (b) The Company and its Subsidiaries possess, or have made timely application for, all Governmental Approvals with and under all federal, state, provincial, local and foreign laws and Governmental Authorities, required by the Company and its Subsidiaries to carry on any substantial part of their respective businesses as presently conducted and to use and operate any of their respective property and assets, other than Governmental Approvals, the absence of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to the Company and its Subsidiaries, taken as a whole. All such Governmental Approvals are in full force and effect and neither the Company nor any of its Subsidiaries is in violation of any such Governmental Approval or any other permit, license, approval, authorization or registration applicable to it or to the operation of its respective business, other than violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to the Company and its Subsidiaries taken as a whole, and, to the best knowledge of the Company, no event or condition or state of facts exists (or would exist upon the giving of notice or lapse of time or both) that could result in such a violation. Except as disclosed in Section 3.12 of the Company Disclosure Schedule, the Company has no reason to believe that any pending application for any such Governmental Approval will not be timely granted and no proceeding is pending or, to the knowledge of the Company, threatened to revoke, suspend or materially modify any Governmental Approval possessed by the Company or its Subsidiaries or deny any renewal thereof.

            (c) Except as disclosed in Section 3.12 of the Company Disclosure Schedule, the Company and its Subsidiaries have made all Governmental Filings required to be made with any Governmental Authority with respect to the operation of their respective businesses and the use and operation of their respective properties and assets, other than Governmental Filings, the absence of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to the Company and its Subsidiaries, taken as a whole.

      SECTION 3.13. Contracts. Set forth in Section 3.13 of the Company Disclosure Schedule is a list of (a) all contracts, agreements, commitments, undertakings or obligations to which the Company or any of its Subsidiaries is a party or by which it or its assets or properties are bound or subject which involve the payment by or to the Company or any of its Subsidiaries of more than $50,000 under any one of such contracts and which have a remaining term of more than 120 days (taking into account the effect of any renewal options), (b) all contracts, agreements or other instruments evidencing Indebtedness; (c) all joint venture or partnership agreements to which the Company or any Subsidiary is a party; (d) all contracts or agreements restricting the right of any person or entity to compete with the Company or any Subsidiary, and all contracts or agreements restricting the right of the Company or any Subsidiary to compete with any person or entity, to sell to or purchase from any person or entity or to hire any person; (e) all contracts or agreements, other than contracts or agreements for the sale of products in the ordinary course of business, providing for indemnification or exoneration of any other person or entity by the Company or any Subsidiary; (f) all contracts or agreements with any public utility pursuant to which the Company or any Subsidiary provides goods or services to such public utility; (g) all contracts pursuant to which the Company provides services and pursuant to which there is no limitation on the liability of the Company; and (h) all other contracts, agreements, commitments, undertakings or obligations to which the Company or any of its Subsidiaries is a party or by which it or its assets or properties are bound or subject (other than Real Property Leases, Personal Property Leases, Employment Agreements and Benefit Plans) (x) which if terminated or lost would have a Material Adverse Effect with respect to the Company and its Subsidiaries, taken as a whole, or
(y) was not entered into in the ordinary course of business (collectively, the "Contracts"). There have been made available to Crane true and complete copies of all such Contracts that are in writing (including all amendments thereto, if any). Except as set forth in Section 3.13 of the Company Disclosure Schedule, all of the Contracts are in full force and effect and neither the Company nor any of its Subsidiaries (as the case may be) is in default thereunder, nor, to the knowledge of the Company, is any other party to any Contract in default thereunder, nor, to the best of the Company's knowledge, does any condition exist that, with the giving of notice or lapse of time or both, would constitute a default thereunder, which default would give rise to a right on the part of some party thereto to terminate such Contract or claim damages thereunder, except such default (i) as to which requisite waivers or consents have been obtained or (ii) which is curable and is cured within the applicable period for cure permitted under such Contract. Except as set forth in Section 3.10 of the Company Disclosure Schedule, no approval or consent of any person is needed in order for the Contracts to continue in full force and effect under the same terms and conditions currently in effect following the consummation of the transactions contemplated by this Agreement.

      SECTION 3.14. Real Property. None of the Company or any of its Subsidiaries owns any real property. Section 3.14 of the Company Disclosure Schedule sets forth a list (by lessee) and summary description of all Real
Property Leases. The Company and each Subsidiary (as the case may be) has a valid leasehold interest in each Real Property Lease held by it as of the date of this Agreement, in each case free and clear of all Liens, except for the Silicon Valley Bank Liens. The Company has made available to Crane a true and complete copy of each Real Property Lease which is in writing. Neither the Company nor any of its Subsidiaries is a party to or holds property subject to any Real Property Lease which is not in writing. The Real Property Leases are in full force and effect and neither the Company nor any of its Subsidiaries (as the case may be) has received any written notice of default thereunder which has not been remedied or waived. Each Real Property Lease was negotiated on an arm's length basis. Neither the Company nor any of its Subsidiaries has received any written notice or has any knowledge of any pending, threatened or contemplated condemnation proceeding or assessment for public improvements affecting any real property leased pursuant to a Real Property Lease or any part thereof or of any sale or other disposition thereof in lieu of condemnation.

      SECTION 3.15. Personal Property. The Company or one of its Subsidiaries (as the case may be) owns all Personal Property owned by it as of the date of this Agreement, whether or not reflected in the Company Balance Sheet, in each case free and clear of all Liens, except for the Silicon Valley Bank Liens. Section 3.15 of the Company Disclosure Schedule also sets forth a list (by lessee or licensee) and a summary description of all Personal Property Leases. The Company or one of its Subsidiaries (as the case may be) has a valid leasehold interest in each Personal Property Lease held by it as of the date of this Agreement, in each case free and clear of all Liens except for the Silicon Valley Bank Liens. All of the Personal Property owned or leased by, and currently used or necessary for or in the operations of, the Company or any of its Subsidiaries, taken as a whole, is in good operating condition and repair, ordinary wear and tear excepted.

      SECTION  3.16.     Intellectual  Property  Rights.  Except as set forth on
Section 3.16 of the Company Disclosure Schedule:

            (a) the Company and each of its Subsidiaries owns or has the exclusive, perpetual, royalty-free right to use all Intellectual Property Rights that are used in connection with the operation of its business (collectively, the "Requisite Rights"), free and clear of all Liens other than the Silicon Valley Bank Liens;

            (b) to the knowledge of the Company, no product or service licensed, marketed or sold by the Company or any of its Subsidiaries violates any license or infringes any Intellectual Property Rights of others and no person is infringing upon or has misappropriated any Requisite Rights.

            (c) there is no pending or, to the knowledge of the Company, threatened claim or litigation against the Company or any of its Subsidiaries contesting the validity of or right to use the Requisite Rights, nor has the Company or any of its Subsidiaries received any written notice that any of the Requisite Rights or the operation of their respective businesses conflicts with the asserted rights of others, in any case, which, individually or in the aggregate, if adversely determined against the Company or the applicable Subsidiary would reasonably be expected to have a Material Adverse Effect with respect to the Company and its Subsidiaries, taken as a whole.

As used herein, the term "Intellectual Property Rights" means all intellectual property rights, including, without limitation, Proprietary Technology, patents, patent applications, patent rights, trademarks, trademark applications, trade names, service marks, service mark applications and registrations, copyrights, copyright applications and registrations, know-how, licenses, trade secrets, proprietary processes and formulae. As used herein, "Proprietary Technology" means all source and object code, processes, inventions, trade secrets, know-how and other proprietary rights owned by the Company or any of its Subsidiaries pertaining to any product or service licensed, marketed or sold by the Company or any of its Subsidiaries or used, employed or exploited in the development, license, sale, marketing, distribution or maintenance thereof, and all documentation describing or relating to the foregoing, including, without limitation, manuals, memoranda, know-how, notebooks, patents and patent applications, trademarks and trademark applications and registrations, copyrights and copyright applications and registrations, records and disclosures.


      SECTION 3.17. Environmental Matters. (a) The Company and each of its Subsidiaries has applied for and has in effect all federal, state and local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Environmental Permits") under applicable statutes, laws, ordinances, rules, orders and regulations which are administered, interpreted or enforced by a Governmental Authority with jurisdiction over pollution or protection of the environment (collectively, "Environmental Laws") necessary for it to carry on its business as now conducted, and there has occurred no default under any such Environmental Permit, except for the lack of Environmental Permits and for defaults under Environmental Permits that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to the Company and its Subsidiaries taken as a whole.


            (b) The Company and each of its Subsidiaries is, and has been, in compliance with applicable Environmental Laws except for instances of possible noncompliance which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to the Company and its Subsidiaries taken as a whole.

            (c) There is no suit, action, proceeding or inquiry pending or, to the Company's knowledge, threatened before any Governmental Authority in which the Company or any or its Subsidiaries has been or, to the best knowledge of the Company with respect to threatened suits, actions and proceedings, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material (as hereinafter defined), asbestos, polychlorinated biphenyls or oil, whether or not occurring at, on, under or involving a site owned, leased or operated by the Company or any of its Subsidiaries, or (iii) for any site or location for which it or its Subsidiaries has been designated as a potentially responsible party under any federal, state, local or foreign superfund law, or (iv) for any claim for damages to natural resources, except in the cases of clauses (i) through (iv) above for any such suits, actions,, proceedings and inquiries that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to the Company and its Subsidiaries taken as a whole.

            (d) During the period of ownership or operation by the Company and its current or former Subsidiaries of any of their respective current or formerly owned properties, there have been no underground storage tanks (whether currently active or not) and no polychlorinated biphenyls in transformers or other electrical equipment and there have been no releases of Hazardous Material or of asbestos, polychlorinated biphenyls or oil in, on, under or affecting such properties or, to the Company's knowledge, any surrounding site, except for those that, individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect with respect to the Company and its Subsidiaries taken as a whole. Prior to the period of ownership or operation by the Company or its current or former Subsidiaries of any of their respective current or formerly owned properties, to the Company's knowledge, there were no releases of Hazardous Material or asbestos, polychlorinated biphenyls or oil or other petroleum products in, on, under or affecting any such property or any surrounding site, except for those that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to the Company and its Subsidiaries taken as a whole. "Hazardous Material" means any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environmental Response, Compensation and Liability Act or other applicable Environmental Laws.

            (e) The Company and each of its Subsidiaries have all Environmental Permits required in connection with the use, storage, handling and disposal of radioactive materials, and have complied and are in current compliance with all applicable federal, state, local and foreign laws in connection with the disposal of radioactive materials.


      SECTION 3.18. Products Liability. Other than ordinary course warranty claims, during the past five years there have been no claims made against the Company, its Subsidiaries or any Predecessor for personal injury, property damage or other loss as a result of product defects that exceed, with respect to any one type or class of defect, $25,000 in the aggregate.

      SECTION 3.19. Insurance. The Company and each of its Subsidiaries has in effect valid and effective policies of insurance (true and complete copies of which have been provided to Crane), issued by companies believed by the Company to be sound and reputable, insuring the Company or such Subsidiary (as the case may be) for losses customarily insured against by others engaged in similar lines of business. To the best knowledge of the Company, such policies are reasonable, in both scope and amount, in light of the risks attendant to the businesses conducted by the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries will have any liability after the Effective Time for retrospective or retroactive premium adjustments. The Company has delivered to Crane true and complete copies of lists furnished by the Company's insurance brokers identifying the names of any third party named as an additional insured under any insurance policy maintained by the Company or any of its Subsidiaries since 1994. Section 3.19 of the Company Disclosure Schedule also discloses the manner in which the Company and its Subsidiaries provide coverage for workers' compensation claims and a list of all workers' compensation claims filed against the Company or any of its Subsidiaries during the past five years.

      SECTION 3.20.     Employment and Change in Control Agreements. (a) Section
3.20 of the Company Disclosure Schedule sets forth a true and complete list of all written, and to the best knowledge of the Company, oral agreements with any officer, director or employee of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party, providing for the terms of his or her employment with the Company or any of its Subsidiaries and/or the terms of his or her severance or other payments upon termination of such employment (the "Employment Agreements"). The Company has previously furnished to Crane true and complete copies of all Employment Agreements, together with all amendments thereto (if any).

Since the date of the Company Balance Sheet, neither the Company nor any Subsidiary has (i) except as set forth in Section 3.20 of the Company Disclosure Schedule, effected any increase in salary, wage or other compensation of any kind, whether current or deferred, to any officer, director, employee, agent, broker or consultant in excess of five percent of the compensation payable to any such person or (ii) made any contribution to any trust or plan for the benefit of employees except for contributions made in the normal and ordinary course of business in a manner consistent with past practices or as required by the terms thereof as now in effect.

            (b) Except as set forth in Section 3.20 of the Company Disclosure Schedule or as disclosed in the Company SEC Reports filed prior to the date of this Agreement, and except as provided for in this Agreement, neither the Company nor any of its Subsidiaries is a party to any oral or written (i) agreement with any officer or other key employee of the Company or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature contemplated by this Agreement or (B) providing for compensation payments that would not be deductible by the Company for federal income tax purposes, (ii) agreement with any officer or other key employee of the Company or any of its Subsidiaries providing any compensation guarantee in excess of $50,000 per annum, or (iii) agreement or Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

      SECTION 3.21. Labor Relations. To the best knowledge of the Company, relations of the Company and each of its Subsidiaries with their employees are good. Except as disclosed on Section 3.21 of the Company Disclosure Schedule, no employee of the Company or any of its Subsidiaries is represented by any union or other labor organization. No representation election, arbitration proceeding, grievance, labor strike, dispute, slowdown, stoppage or other labor trouble is pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries. No complaint against the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened before the National Labor Relations Board, the Equal Employment Opportunity Commission or any similar state or local agency, by or on behalf of any employee of the Company or any of its Subsidiaries.

      SECTION 3.22.     Employee Benefit Plans. (a) The Company has set forth on
Section 3.22 of the Company Disclosure Schedule a list of all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, stock option, stock purchase, fringe benefits, incentive, deferred compensation, supplemental retirement, post-retirement health or welfare plan, severance and other employee benefit plans and arrangements, written or otherwise, maintained by the Company or any trade or business (whether or not incorporated) which is a member or which is under common control with the Company (an "ERISA Affiliate") within the meaning of Section 414 of the Code, or any Subsidiary of the Company for the benefit of, or relating to, any current or former employee of the Company or an ERISA Affiliate (together, the "Company Group") or with respect to which the Company or an ERISA Affiliate may have liability (together, the "Benefit Plans").

            (b) With respect to each Benefit Plan, the Company has made available to Crane a true and correct copy of (i) the most recent annual report (Form 5500) filed with the

Internal Revenue Service ("IRS"), (ii) such Benefit Plan (or in the case of an unwritten Benefit Plan, a written summary thereof), (iii) each trust agreement and group annuity contract, if any, relating to such Benefit Plan and (iv) the most recent actuarial report or valuation relating to a Benefit Plan subject to Title IV of ERISA.

            (c) Each of the Benefit Plans and all related trusts, insurance contracts and funds have been created, maintained, funded and administered in all respects in compliance with all applicable laws and in compliance with the plan document, trust agreement, insurance policy or other writing creating the same or applicable thereto. No Benefit Plan is or, to the best knowledge of the Company, is proposed to be under audit or investigation, and no completed audit of any Benefit Plan has resulted in the imposition of any tax, fine or penalty.

            (d) No prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975 of the Code) with respect to any Benefit Plan exists or has occurred that could subject any member of the Company Group to any liability or tax under Part 5 of Title I of ERISA or Section 4975 of the Code. No member of the Company Group, nor any administrator or fiduciary of any Benefit Plan, nor any agent of any of the foregoing, has engaged in any transaction or acted or failed to act in a manner that will subject any member of the Company Group to any liability for a breach of fiduciary or other duty under ERISA or any other applicable law. With the exception of the requirements of Section 4980B of the Code, no post-retirement benefits are provided under any Benefit Plan that is a welfare benefit plan as described in ERISA Section 3(1).

            (e) Section 3.22 of the Company Disclosure Schedule discloses each Benefit Plan that purports to be a qualified plan under Section 401(a) of the Code and exempt from United States federal income tax under Section 501(a) of the Code (a "Qualified Plan"). With respect to each Qualified Plan, a determination letter (or opinion or notification letter, if applicable) has been received from the IRS that such plan is qualified under Section 401(a) of the Code and exempt from federal income tax under Section 501(a) of the Code. No Qualified Plan has been amended since the date of the most recent such letter applicable to such Qualified Plan. No member of the Company Group, nor any fiduciary of any Qualified Plan, nor any agent of any of the foregoing, has taken any action that would adversely affect the qualified status of a Qualified Plan or the qualified status of any related trust.

            (f) No Benefit Plan is a defined  benefit plan within the meaning of
Section 3(35) of ERISA (a "Defined Benefit Plan"). No Defined Benefit Plan sponsored or maintained by any member of the Company Group has been terminated or partially terminated except as set forth on Section 3.22 of the Company Disclosure Schedule. Each Defined Benefit Plan identified as terminated on
Section 3.22 of the Company Disclosure Schedule has met the requirement for standard termination of single-employer plans contained in Section 4041(b) of ERISA. During the five-year period ending at the Effective Time, no member of the Company Group has transferred a Defined Benefit Plan to a corporation that was not, at the time of transfer, related to the transferor as described in
Section 414 of the Code.

            (g) No Benefit  Plan is a  multiemployer  plan within the meaning of
Section 3(37) or Section 4001(a)(3) of ERISA (a "Multiemployer Plan"). No member of the Company Group has withdrawn from any Multiemployer Plan or incurred any withdrawal liability to or under any Multiemployer Plan. No Benefit Plan covers any employees of any member of the Company Group in any foreign country or territory.

            (h) With respect to the Benefit Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with generally accepted accounting principles, on the financial statements of the Company.

      SECTION 3.23.      No Existing  Discussions.  As of  the date  hereof, the
Company  is  not  engaged,   directly  or  indirectly,  in  any  discussions  or
negotiations with any other party with respect to an Acquisition Proposal.

      SECTION 3.24. Information Supplied. None of the written information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the Offer Documents or the Proxy Statement will, at the respective times filed with the SEC and, in the case of the Proxy Statement, the date it is first mailed to the Company's shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Crane specifically for inclusion or incorporation by reference in the Proxy Statement.

      SECTION 3.25. Voting Requirements. The affirmative vote of the holders of at least a majority of the votes cast by the holders of Company Common Stock entitled to vote thereon (the "Company Shareholder Approval") is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt this Agreement and to approve the transactions contemplated by this Agreement.

      SECTION 3.26. State Statutes. The Board of Directors of the Company has approved the terms of this Agreement, the Stock Option Agreement and the Shareholders Agreements, the making of the Offer and the consummation of the Merger and the other transactions contemplated by this Agreement, the Stock Option Agreement and the Shareholder Agreements and such approval renders the provisions of Section 2538 and Subchapter F of Chapter 25 of the PBCL inapplicable to the transactions contemplated by this Agreement, the Stock Option Agreement and the Shareholders Agreements. To the best of the Company's knowledge, no other state takeover statute or similar statute or regulation applies or purports to apply to this Agreement, the Stock Option Agreement or the Shareholder Agreements or any of the transactions contemplated hereby or thereby.

      SECTION 3.27. Rights Agreement. The Rights Agreement has been amended as of the date hereof (i) to render the Rights Agreement inapplicable to this Agreement, the Stock Option Agreement, the Shareholder Agreements, the Offer, the Merger and the other transactions contemplated by this Agreement, the Stock Option Agreement or the Shareholder Agreements and (ii) to ensure that (x) neither Crane nor any of its wholly owned subsidiaries is an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement, (y) Crane and its wholly owned subsidiaries are Exempt Persons (as defined in the Rights Agreement) pursuant to the Rights Agreement, and (z) a Stock Acquisition Date, Distribution Date or Triggering Event (in each case as defined in the Rights Agreement) does not occur solely by reason of the execution of this Agreement, the Stock Option Agreement or the Shareholder Agreements, or the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement, the Stock Option Agreement or the Shareholder Agreements.

      SECTION 3.28. Brokers. No broker, investment banker, financial advisor or other person, other than Legg Mason Wood Walker, Inc., is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has provided Crane with a true and correct copy of its engagement letter with Legg Mason Wood Walker, Inc..

      SECTION 3.29. Disclosure. No representation or warranty of the Company in this Agreement or any certificate, schedule, statement, document or instrument furnished or to be furnished to Crane pursuant hereto or in connection herewith, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not misleading.



                                   ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF CRANE

      Except as set forth on the disclosure schedule delivered by Crane to the Company prior to the execution of this Agreement (the "Crane Disclosure Schedule"), Crane and the Purchaser represent and warrant to the Company as follows:

      SECTION 4.01. Organization, Standing and Corporate Power. Each of Crane and the Purchaser is a corporation duly organized, validly existing or subsisting and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Crane is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a Material Adverse Effect on Crane and its Subsidiaries taken as a whole.

      SECTION 4.02. Authority; Noncontravention. Each of Crane and the Purchaser has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Crane and the Purchaser and the consummation by them of the transactions contemplated by this

Agreement have been duly authorized by all necessary corporate action on the part of Crane and the Purchaser. This Agreement has been duly executed and delivered by Crane and the Purchaser and constitutes a valid and binding obligation of each of Crane and the Purchaser, enforceable against Crane and the Purchaser in accordance with its terms except as limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement by Crane and the Purchaser will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Crane or the Purchaser under, (i) the Certificate or Articles of Incorporation or By-laws of Crane or the Purchaser, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Crane or the Purchaser or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Crane or the Purchaser or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) have a Material Adverse Effect on Crane and its Subsidiaries, taken as a whole, (y) impair the ability of Crane to perform its obligations under this Agreement in any material respect or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Crane or the Purchaser in connection with the execution and delivery of this Agreement by Crane or the Purchaser or the consummation by Crane or the Purchaser of the transactions contemplated by this Agreement, except for (1) the filing of a premerger notification and report form under the HSR Act; (2) the filing with the SEC of the Offer Documents and such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act as may be required in connection with this Agreement, the Stock Option Agreement or the Shareholder Agreements; (3) the filing of the Articles of Merger with the Pennsylvania Secretary of State and appropriate documents with the relevant authorities of other states; (4) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval necessitated by the Offer or the Merger or the transactions contemplated by this Agreement; and (5) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure to make or obtain which would not have a Material Adverse Effect on Crane and its Subsidiaries, taken as a whole, or impair the ability of Crane or the Purchaser to perform its obligations under this Agreement in any material respect.

      SECTION 4.03. Information Supplied. None of the written information supplied or to be supplied by Crane or the Purchaser specifically for inclusion or incorporation by reference in the Schedule 14D-9 or in the Proxy Statement will, at the respective times filed with the SEC and, in the case of the Proxy Statement, at the date it or any amendment or supplement thereto is mailed to Company shareholders and at the date of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated
therein  or  necessary  to  make  the  statements   therein,  in  light  of  the
circumstances under which they were made, not misleading, except that no representation or warranty is made by Crane or the Purchaser with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

      SECTION 4.04. Share Ownership. Without giving effect to the transactions contemplated by this Agreement, the Stock Option Agreement and the Shareholder Agreements, neither Crane nor the Purchaser is an "interested shareholder" for purposes of Section 2538 or Subchapter F of Chapter 25 of the PBCL.


                                    ARTICLE V
                                    COVENANTS

      SECTION  5.01.     Conduct  of Business and Other  Actions by the Company.
(a) Except with the consent of Crane, during the period from the date of this Agreement to the consummation of the Offer, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the time of consummation of the Offer. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the consummation of the Offer, the Company shall, and shall cause its Subsidiaries to:

                  (i) preserve and maintain its corporate existence and all of its rights, privileges and franchises reasonably necessary or desirable in the normal conduct of its business, except to the extent contemplated by any transactions specifically permitted by this Agreement;

                  (ii) not acquire any stock or other interest in, nor (except in the ordinary course of business) purchase any assets of, any corporation, partnership, association or other business organization or entity or any division thereof (except any stock or assets distributed to the Company or any of its Subsidiaries as part of any bankruptcy or other creditor settlement or pursuant to a plan of reorganization), nor agree to do any of the foregoing;

                  (iii) not sell, lease, assign, transfer or otherwise dispose of any of its assets (including, without limitation, patents, trade secrets or licenses), nor suffer to exist or create any Lien on any of its assets, except as permitted by this Agreement or in the ordinary course of business and except that the Company and each of its Subsidiaries may sell or otherwise dispose of any assets which are obsolete;

                  (iv) not incur any Indebtedness, other than as a result of borrowings or drawdowns, the issuance of letters of credit for the account of the Company and the incurrence of interest, letter of credit reimbursement obligations and other obligations under the terms of the Silicon Valley Bank Loan, which Indebtedness shall be incurred only for working capital purposes;

                  (v) not (x) alter, amend or repeal any provision of its Articles of Incorporation or Bylaws or its certificate of incorporation or by-laws (as the case may be), (y) change the number of its directors (other than as a result of the death, retirement or resignation of a director), (z) form or acquire any Subsidiaries not existing as of the date of this Agreement, (xx) enter into, modify or terminate any Contracts, Real Property Leases or Personal Property Leases or agree to do so, (yy) enter into, modify or terminate any Employment Agreement or hire any personnel other than temporary personnel not eligible to participate in any benefit plans or programs of the Company, or (zz) declare, pay, commit to or incur any obligation of any kind for the payment of any bonus, additional salary or compensation or retirement, termination, welfare or severance benefits or change in control benefits payable or to become payable to any of its employees or such other persons, except for such matters as are required pursuant to the terms of any existing Employment Agreement or Benefit Plan;

                  (vi) maintain its books, accounts and records in the usual, ordinary and regular manner and in material compliance with all applicable laws;

                  (vii) pay and discharge all Taxes imposed upon it or upon its income or profits, or upon any property belonging to it, prior to the date on which penalties attach thereto, except to the extent that the Company is currently contesting, in good faith and by proper proceedings, the payment of such Taxes and the Company maintains appropriate reserves with respect thereto;

                  (viii) not settle any tax claim against the Company or any of its Subsidiaries or any litigation (net of applicable insurance proceeds) in excess of $10,000;

                  (ix) meet in all material respects its obligations under all Contracts, Real Property Leases and Personal Property Leases and not become in default thereunder;

                  (x) maintain in all material respects its business and assets in good repair, order and condition, reasonable wear and tear excepted, and maintain insurance upon such business and assets at least comparable in amount and kind to that in effect on the date hereof;

                  (xi) maintain in all material respects its present relationships and goodwill with suppliers, brokers, manufacturers, representatives, distributors, customers and others having business relations with it (provided that it may pursue overdue accounts and otherwise exercise lawful remedies in its customary fashion);

                  (xii) not declare, set aside, make or pay any dividends or other distributions with respect to its capital stock, including, without limitation, in the case of the Company, the Company Common Stock, or purchase or redeem any shares of its capital stock, including, without limitation, in the case of the Company , the Company Common Stock, or agree to take any such action;

                  (xiii) not authorize or make any single capital expenditure in excess of $5,000, or make any capital expenditure if the aggregate of the amount of such capital expenditure together with the amounts of all other capital expenditures since the date of this Agreement shall exceed $25,000;

                  (xiv) not violate any law or regulation applicable to it nor violate any order, injunction or decree applicable to the conduct of its business; and

                  (xv) not increase the number of shares authorized or issued and outstanding of its capital stock, including, without limitation, in the case of the Company, the Company Common Stock, nor grant or make any pledge, option, warrant, call, commitment, right or agreement of any character relating to its capital stock, including, without limitation, in the case the Company, the Company Common Stock, nor issue or sell any shares of its capital stock, including, without limitation, in the case of the Company, the Company Common Stock, or securities convertible into such capital stock, or any bonds, promissory notes, debentures or other corporate securities or become obligated so to sell or issue any such securities or obligations, except, in any case, issuance of shares of the Company Common Stock (i) pursuant to the exercise of options, warrants or other rights outstanding as of the date hereof and referred to in Section 3.03 or (ii) pursuant to the Stock Option Agreement;

                  (xvi)   not make  any   change  to  its  accounting   methods,
principles or practices, except as may be required by generally accepted accounting principles;

                  (xvii) not expend any money pursuant to, or incur expenses related to performance under, the Development Contract with Norwegian Oil Companies, Saga Petroleum ASA, Phillips Petroleum Co., Statoil and Norsk Hydro Produksjon (Contract #ANS 0029555 ESD) in excess of $100,000 in the aggregate;

                  (xviii) not waive any right of substantial value or cancel any debt owed to the Company or any Subsidiary or claim against any person or entity; and

                  (xix) not authorize, or commit or agree to take, any of the foregoing actions;

provided, however, that if the Company requests in writing that Crane consent to the taking of any affirmative action on the part of the Company the taking of which would require such consent pursuant to this Section 5.01(a) and the failure to grant such consent within four business days of receipt by Crane of such request is the sole cause of the occurrence of a Material Adverse Effect, then such Material Adverse Effect shall not be an Event for purposes of Annex II nor shall Crane be permitted to terminate this Agreement solely due to the occurrence of such Material Adverse Effect.

            (b) Other Actions. The Company shall not, and shall not permit any of its Subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of its representations and warranties set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of its representations and warranties that are not so qualified becoming untrue in any material respect or (iii) subject to the Company's rights under Section 5.02 and Article VII hereof, any of the conditions to the Merger set forth in Article VI that are within the Company's control not being satisfied.

            (c) Advice of Changes. The Company shall promptly advise Crane orally and in writing of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (iii) any change or event having, or which could reasonably be expected to have, a Material Adverse Effect on the Company and its Subsidiaries taken as a whole or on the truth of its representations and warranties or the ability of the conditions set forth in Article VI to be satisfied. Upon such notification, Crane and the Purchaser shall have the option to either terminate this Agreement or to waive any right to consider any of the foregoing in connection with a determination as to whether any of the Events specified in subparagraphs (c), (f) or (g) of Annex II has occurred.

      SECTION 5.02. No Solicitation. (a) The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly or indirectly through another person, (i) solicit or initiate (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes an Acquisition Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; provided, however, that if, at any time prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer, the Board of Directors of the Company determines in good faith, based upon the advice of outside counsel (including, for all purposes of this Agreement, Pepper Hamilton LLP), that it is required to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Company may, in response to an Acquisition Proposal that was not solicited by it, and subject to compliance with Section 5.02(c), (x) furnish information with respect to the Company and its Subsidiaries to any person pursuant to a customary confidentiality agreement (as determined by the Company after consultation with its outside counsel) and (y) participate in negotiations regarding such Acquisition Proposal. For purposes of this Agreement, "Acquisition Proposal" means any inquiry, proposal or offer from any person or entity relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its Subsidiaries or 20% or more of any class of equity securities of the Company or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries, or any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

            (b) Except as expressly permitted by this Section 5.02, neither the Board of Directors of the Company nor any committee thereof shall (i) (unless, prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer, it determines in good faith, based upon the advice of outside counsel, that it is required to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Crane, the approval or recommendation by such Board of Directors or such committee of the Offer (including by amendment of the Schedule 14D-9), the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer the Company receives a Superior Proposal (as defined below), the Board of Directors of the Company may (if it determines in good faith, based upon the advice of outside counsel, that it is required to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law) (x) withdraw or modify its approval or recommendation of the Offer, the Merger or this Agreement or (y) approve or recommend such Superior Proposal and terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into an Acquisition Agreement with respect to any Superior Proposal) but only at a time that is after the third business day following Crane's receipt of written notice from the Company advising Crane that the Board of Directors of the Company has received a Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. For purposes of this Agreement, a "Superior Proposal" means any proposal or offer made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Company Common Stock then outstanding or a substantial portion of the assets of the Company and its subsidiaries and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment, based upon the advice of its financial advisors, to be more favorable to the Company's shareholders than the Offer and the Merger and for which financing is either not a contingency, or, if a contingency, is then committed and available.

            (c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.02, the Company shall as promptly as practicable advise Crane of any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal and the identity of the person making such request or Acquisition Proposal. The Company will keep Crane reasonably informed of the status and details (including amendments) of any such Acquisition Proposal.

            (d) Nothing contained in this Section 5.02 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by Section 5.02(b), withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement or the Offer or the Merger or approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal.

      SECTION 5.03. Access to Information; Confidentiality. During normal business hours during the period prior to the earlier of the termination of this Agreement and the Effective Time, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) (i) afford to the officers, employees, accountants, counsel and other representatives of Crane, access, to all its properties, books, contracts, commitments, records, officers, employees, accountants, accountants' work papers, correspondence and affairs, and (ii) cause its and their officers and employees to furnish, to Crane, and its authorized representatives, any and all financial, technical and operating data and other information pertaining to the businesses of the Company and its Subsidiaries as Crane shall from time to time reasonably request. In addition, without limiting the generality of the foregoing, the Company will, and will cause each of its Subsidiaries to make available to Crane for examination true and complete copies of all Returns filed by the Company or any of its Subsidiaries, together with all available revenue agents' reports, all other reports, notices and correspondence concerning tax audits or examinations and analyses of all provisions for reserves or accruals of taxes, including deferred taxes.

      SECTION 5.04. Required Authorizations. (a) Crane, Merger Sub and, subject to Section 5.02 of this Agreement, the Company, shall each, and, subject to Section 5.02 of this Agreement, the Company shall cause each of its Subsidiaries to, as promptly as practicable, take all reasonable actions necessary to obtain all Required Authorizations (if any) required to be given or obtained by it, respectively, to permit Crane and Merger Sub, on the one hand, and the Company, on the other, to consummate the transactions contemplated by this Agreement and the Stock Option Agreement and to realize the respective benefits to each party contemplated hereby and thereby; provided that Crane shall not be required to take any action to comply with any legal requirement or agree to the imposition of any order of any Governmental Authority that would
(i) prohibit or restrict the ownership or operation by Crane of any portion of the business or assets of Crane or the Company (or any of their respective
Subsidiaries), (ii) compel Crane or the Company (or any of their respective Subsidiaries) to dispose of or hold separate any portion of its or the Company's business or assets, or (iii) impose any limitation on the ability of Crane or the Surviving Corporation or any of their respective affiliates or Subsidiaries to own or operate the business and operations of the Company and its Subsidiaries, and provided further that the Company and its Subsidiaries shall not incur fees and expenses in excess of $25,000 in the aggregate in order to obtain any such Required Authorizations described in clause (ii) of the definition thereof without the prior written consent of Crane.

            (b) Without limiting the generality of the foregoing,  Crane, Merger
Sub and, subject to Section 5.02 of this Agreement, the Company shall each cooperate with the others in filing in a timely manner any applications, requests, reports, registrations or other documents, including, without limitation, all reports and documents required to be filed by or under the Exchange Act (including, without limitation, the Offer Documents, the Schedule 14D-9 and the Proxy Statement), with any Governmental Authority having jurisdiction with respect to the transactions contemplated hereby and in consulting with and seeking favorable action from any Governmental Authority.

            (c) Without limiting the generality of the foregoing, and subject to
Section 5.02 of this Agreement, the Company shall, and shall cause each of its Subsidiaries to, take all reasonable action necessary to obtain all approvals or consents of any person needed in order that the Contracts continue in full force and effect under the same terms and conditions currently in effect following consummation of the transactions contemplated by the Agreement; provided, however, that the receipt of any approval or consent under any Contracts pursuant to this Section 5.04(c) shall not be a condition precedent to the obligations of Parent or Purchaser under this Agreement.

            (d) Without limiting the generality of the foregoing, and subject to
Section 5.02 of this Agreement, the Company and its Board of Directors shall (i) take all reasonable action necessary to ensure that no state takeover statute or similar statute or regulation in effect on the date of this Agreement is or becomes applicable to the Offer, the Merger, this Agreement, the Stock Option Agreement, the Shareholder Agreements or any of the other transactions contemplated by this Agreement and (ii) if any such state takeover statute or similar statute or regulation becomes applicable to the Offer, the Merger, this Agreement, the Stock Option Agreement, the Shareholder Agreements or any other transaction contemplated by this Agreement, take all reasonable action necessary to ensure that the Offer, the Merger, the Stock Option Agreement, the Shareholder Agreements and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

      SECTION 5.05. Financial Statements of the Company. As soon as practicable but in any event within 30 days after the end of each calendar month commencing with July, 1998, through the consummation of the Offer or earlier termination of this Agreement in accordance with Article VII, the Company will deliver to Crane unaudited consolidated balance sheets of the Company and its Subsidiaries as at the end of such calendar month and as at the end of the comparative month of the preceding year, together with unaudited summaries of consolidated earnings of the Company and its Subsidiaries for such calendar month and the comparative calendar month of the preceding year. As soon as practicable but in any event within 30 days after the end of each fiscal quarter of the Company, commencing with June 30, 1998, and within 60 days after the end of the fiscal year ended December 31, 1998, as the case may be, through the consummation of the Offer or earlier termination of this Agreement in accordance with Article VII, the Company will deliver to Crane unaudited consolidated and consolidating balance sheets of the Company and its Subsidiaries as at the end of such fiscal quarter and as at the end of the comparative fiscal quarter of the preceding year, together with the related unaudited statements of consolidated income and cash flows for the fiscal quarters then ended. All such financial statements of the Company shall present fairly, in all material respects, the financial position, results of operations and cash flows of the Company and its Subsidiaries, as at or for the periods indicated (and, in the case of all such financial statements which are interim financial statements, shall contain all adjustments necessary so to present fairly) and shall be prepared in accordance with generally accepted accounting principles (other than to omit certain footnotes which might be required thereby and subject, in the case of interim financial statements, to normal year-end adjustments) consistent with past practice, except as otherwise indicated in such statements. All such financial statements of the Company shall be certified, on behalf of the Company, by the President and Chief Financial Officer of the Company.

      SECTION 5.06. Employee Matters. Crane agrees (a) that on and after the consummation of the Offer and until the date that is 18 months after the Effective Time, Crane shall cause the Company and, on and after the Effective Time, the Surviving Corporation, to honor the severance policy of the Company and the employment agreements that are identified in Section 5.06 of the Company Disclosure Schedule, (b) to give the employees of the Company full credit for purposes of eligibility and vesting under any employee benefit plans or arrangements maintained by Crane, the Surviving Corporation or any Subsidiary of Crane for such employees' service with the Company or any of its Subsidiaries to the same extent recognized by the Company immediately prior to the consummation of the Offer, (c) to waive all limitations as to pre-existing conditions, exclusions or waiting periods with respect to participation and coverage requirements applicable to the Company employees under any welfare benefit plans that such employees may be eligible to participate in after the consummation of the Offer and (d) to provide employees of the Company and, from and after the Effective Time, the Surviving Corporation, with employee benefits comparable to those provided by Crane (or any of its Subsidiaries) to similarly situated employees of Crane (or any of its Subsidiaries).

      SECTION 5.07. Rights Agreement. The Board of Directors of the Company shall take all further action (in addition to that referred to in Section 3.27) reasonably requested in writing by Crane (including redeeming the Rights immediately prior to the Effective Time or amending the Rights Agreement) in order to render the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by this Agreement.

      SECTION 5.08. Continuance of Existing Indemnification Rights. (a) For six years after the Effective Time, Crane shall, or shall cause the Company (or, if after the Effective Time, the Surviving Corporation) to, indemnify, defend and hold harmless any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or an officer (an "Indemnified Person") of the Company or any of its Subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees and expenses), judgments, fines, losses and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of: (i) the fact that such Indemnified Person is or was a director or an officer of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or an officer of another corporation, partnership, joint venture, trust or other enterprise; or (ii) this Agreement or any of the transactions contemplated hereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under the PBCL and the Company's Articles of Incorporation or By-laws in effect at the date hereof, including provisions relating to advancement of expenses incurred in the defense of any such Claim; provided, however, that neither Crane nor the Surviving Corporation shall be required to indemnify any Indemnified Person in connection with any proceeding (or portion thereof) involving any Claim initiated by such Indemnified Person unless the initiation of such proceeding (or portion thereof) was authorized by the Board of Directors of Crane or unless such proceeding is brought by an Indemnified Person to enforce rights under this Section 5.08. Without limiting the generality of the preceding sentence, in the event any Indemnified Person becomes involved in any Claim, after the consummation of the Offer, Crane shall, or shall cause the Surviving Corporation to, periodically advance to such Indemnified Person its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the providing by such Indemnified Person of an undertaking to reimburse all amounts so advanced in the case of a final nonappealable determination by a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified therefor.

            (b) Crane or the Surviving Corporation shall maintain the Company's existing directors' and officers' liability insurance policy ("D&O Insurance") for a period of not less than six years after the Effective Time; provided, however, that Crane may substitute therefor policies of substantially similar coverage (including pursuant to Crane's own policy) and amounts containing terms no less advantageous to such former directors or officers; provided further that, subject to the preceding proviso, if the existing D&O Insurance expires or is canceled during such period, Crane or the Surviving Corporation shall use their best efforts to obtain substantially similar D&O Insurance; and provided further that neither Crane nor the Surviving Corporation shall be required to pay an annual premium for D&O Insurance in excess of 200% of the last annual premium paid prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

            (c) In the event Crane or Purchaser or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, in each such case, to the extent necessary to effectuate the purposes of this Section 5.08, proper provision shall be made so that the successors and assigns of Crane and Purchaser assume the obligations set forth in this Section 5.08 and none of the actions described in clauses (i) or (ii) shall be taken until such provision is made.

      SECTION 5.09. Public Announcements. Crane and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Offer and the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press releases to be issued with respect to the transactions contemplated by this Agreement shall be in the forms heretofore agreed to by the parties.

      SECTION 5.10. Shareholder Litigation. The Company shall give Crane the opportunity to participate, at no expense to the Company, in the defense or settlement of any shareholder litigation against the Company and its directors relating to the transactions contemplated by this Agreement. No such settlement shall be agreed to without Crane's consent; provided, however, that if a failure to so consent is the sole cause of the occurrence of a Material Adverse Effect, then such Material Adverse Effect shall not be an Event for purposes of Annex II nor shall Crane be permitted to terminate this Agreement solely due to the occurrence of such Material Adverse Effect.

      SECTION 5.11. Financial Disclosure. The Company shall give Crane the opportunity to review and comment upon the Company's Quarterly Report of Form 10-Q for the quarter ending June 30, 1998.

                                   ARTICLE VI
                              CONDITIONS PRECEDENT

      SECTION 6.01. Conditions to Each Party's Obligation To Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction on or prior to the Closing Date of the following conditions:

            (a) Shareholder Approval. The Company Shareholder Approval shall have been obtained, if required by applicable law.

            (b) HSR  Act.  The  waiting   period  (and  any  extension  thereof)
applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

            (c) No Injunctions or Restraints. No judgment, decree, statute, law, ordinance, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any court of competent jurisdiction or other Governmental Authority or other legal restraint or prohibition (collectively, "Restraints") preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties shall have used all reasonable efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

            (d) Purchase of Company Common Stock. The Purchaser shall have accepted for payment and paid for shares of Company Common Stock pursuant to the Offer in accordance with the terms hereof; provided, however, that this condition shall be deemed to be satisfied with respect to the obligation of Crane and the Purchaser to effect the Merger if the Purchaser fails to accept for payment or pay for shares of Company Common Stock pursuant to the terms and conditions of the Offer.

                                   ARTICLE VII
                        TERMINATION, AMENDMENT AND WAIVER

      SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval:

            (a)   by mutual written consent of Crane and the Company;

            (b)   by either Crane or the Company:

                  (i) if the Offer is terminated or withdrawn pursuant to its terms without any shares of Company Common Stock being purchased thereunder; provided, however, that neither Crane nor the Company may terminate this Agreement pursuant to this Section 7.01(b)(i) if such party shall have materially breached this Agreement;

                  (ii) if the Offer has not been consummated on or before October 31, 1998; or

                  (iii) if any Governmental Authority shall have issued an order, decree, ruling or injunction or taken any other action permanently enjoining, restraining or otherwise prohibiting acceptance for payment of shares of Company Common Stock pursuant to the Offer or the consummation of the Merger and such order, decree, ruling, injunction or other action shall have become final and nonappealable;

            (c) by the Company if (i) Crane or the Purchaser fails to commence the Offer as provided in Section 1.01 hereof, or (ii) Crane or the Purchaser shall not have accepted for payment and paid for shares of Company Common Stock pursuant to the Offer in violation of the terms hereof and thereof; provided, however, that the Company may not terminate this Agreement pursuant to this
Section 7.01(c) if the Company shall have materially breached this Agreement;

            (d) by the Company in accordance with Section 5.02(b) prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer; provided that the Company has complied with all provisions thereof;

            (e) by Crane prior to the purchase of shares of Company Common Stock pursuant to the Offer if (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Crane its approval or recommendation of the Offer (including by amendment of the Schedule 14D-9), the Merger or this Agreement, or approved or recommended any Superior Proposal or
(ii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions; or

            (f) by Crane or the Purchaser pursuant to Section 5.01(c) of this Agreement.

      SECTION 7.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Crane as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Crane, Merger Sub or the Company, except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement; provided that the provisions of this Section 7.02,
Section 7.03 and Article VIII shall remain in full force and effect and survive any termination of this Agreement.

      SECTION  7.03.     Fees  and  Expenses.  (a)  Except  as set forth in this
Section 7.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

            (b) The Company shall reimburse Crane for out-of-pocket expenses incurred by Crane relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, fees and expenses of Crane's counsel, accountants and financial advisors) if (i) this Agreement shall have been terminated pursuant to Sections 7.01(d) or (e), (ii) the Company enters into an Acquisition Agreement with a party other than Crane or any of its Affiliates within one year of the date of such termination and (iii) the transaction contemplated by such Acquisition Agreement is consummated within 18 months of the date of such termination. Such reimbursement shall be paid in same-day funds within one business day after the consummation of the transaction contemplated by any such Acquisition Agreement.

      SECTION 7.04. Amendment. This Agreement may be amended by the parties at any time before or after the Company Shareholder Approval; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

      SECTION 7.05. Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.04, waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

      SECTION 7.06. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 7.01, an amendment of this Agreement pursuant to Section 7.04 or an extension or waiver pursuant to
Section 7.05 shall, in order to be effective, require action by its Board of Directors or, with respect to any amendment to this Agreement, to the extent permitted by applicable law, a duly authorized committee of its Board of Directors.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

      SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This
Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

      SECTION 8.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

            (a)   if to Crane or Merger Sub, to

                  Crane Co.
                  100 First Stamford Place
                  Stamford, CT 06902
                  Attn:  Corporate Secretary

                  with a copy to:

                  Janice C. Hartman
                  Kirkpatrick & Lockhart LLP
                  1500 Oliver Building
                  Pittsburgh, PA  15222
                  Fax: (412) 355-6501

            (b)   if to the Company, to

                  Liberty Technologies, Inc.
                  Lee Park, Suite 6000
                  555 North Lane
                  Conshohocken, PA 19428
                  Attn:  President

                  with a copy to:

                  James D. Rosener
                  Pepper Hamilton LLP
                  1235 Westlakes Drive
                  Suite 400
                  Berwyn, PA 19312
                  Fax: (610) 889-1839

      SECTION 8.03. Definitions. Capitalized and other terms utilized in this Agreement shall have the respective meanings ascribed thereto in Annex I to this Agreement.

      SECTION 8.04. Interpretation. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

      SECTION 8.05. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

      SECTION 8.06. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) and the Confidentiality Agreement

(a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II, are not intended to confer upon any person other than the parties any rights or remedies.

      SECTION 8.07. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

      SECTION 8.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either party without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

      SECTION 8.09. Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

      IN WITNESS WHEREOF, Crane, Merger Sub and the Company have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

                              CRANE CO.



                              By:   /s/ David S. Smith
                                    --------------------------------
                                    David S. Smith
                                    Vice President - Finance and
                                    Chief Financial Officer


                              LTI MERGER, INC.


                              By:   /s/ David S. Smith
                                    --------------------------------
                                    David S. Smith
                                    Chief Executive Officer



                              LIBERTY TECHNOLOGIES, INC.


                              By:   /s/ R. Nim Evatt
                                    --------------------------------
                                    R. Nim Evatt
                                    President

                                                                         ANNEX I

                                   DEFINITIONS


      For purposes of this Agreement (to which this Annex 1 is attached and of which this Annex I forms a part), the following terms shall have the meanings set forth below:


      "Acquisition Agreement" shall have the meaning assigned thereto in Section 5.02(b) of this Agreement.

      "Acquisition Proposal" shall have the meaning assigned thereto in Section 5.02(a) of this Agreement.

      "Affiliate" of any person shall mean any "affiliate" of such person as defined in Rule 12b-2 under the Exchange Act and, without limiting the generality of the foregoing, shall include any person that beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) 5% or more of the outstanding equity interests in such person; provided, however, that for purposes of this Agreement, neither Crane nor Merger Sub shall be deemed to be an Affiliate of the Company.

      "Affiliated Group" shall have the meaning assigned thereto in Section 3.08(f) of this Agreement.

      "Agreement" shall mean this Agreement and Plan of Merger.

      "Articles of Merger"  shall have the meaning  assigned  thereto in Section
1.06 of this Agreement.

      "Benefit Plans" shall have the meaning assigned thereto in Section 3.22(a) of this Agreement.

      "Certificate" shall have the meaning assigned thereto in Section 2.01(e) of this Agreement.

      "Claim" shall have the meaning assigned thereto in Section 5.08(a) of this Agreement.

      "Closing" shall have the meaning assigned thereto in Section 1.05 of this Agreement.

      "Closing Date" shall have the meaning assigned thereto in Section 1.05 of this Agreement.

      "Code" shall mean the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

      "Company" shall mean Freedom  Company, Inc., a  Pennsylvania  corporation.

      "Company Balance Sheet" shall have the meaning assigned thereto in Section 3.05(b) of this Agreement.

      "Company Common Stock" shall have the meaning assigned thereto in the preamble to this Agreement.

      "Company Disclosure Schedule" shall have the meaning assigned thereto in the introduction to Article III of this Agreement.

      "Company Group" shall have the meaning assigned thereto in Section 3.22(a) of this Agreement.

      "Company Options" shall have the meaning assigned thereto in Section 2.03 of this Agreement.

      "Company  Preferred  Stock"  shall have the  meaning  assigned  thereto in
Section 3.03 of this Agreement.

      "Company SEC Reports" shall have the meaning assigned thereto in Section 3.05(a) of this Agreement.

      "Company Shareholder  Approval" shall have the meaning assigned thereto in
Section 3.25 of this Agreement.

      "Company  Shareholder  Meeting" shall have the meaning assigned thereto in
Section 1.11 of this Agreement.

      "Confidentiality Agreement" shall mean the confidentiality agreement dated March 18, 1998 between Crane and the Company.

      "Contracts" shall have the meaning assigned thereto in Section 3.13 of this Agreement.

      "Crane" shall mean Crane Co., a Delaware corporation.

      "Crane Disclosure Schedule" shall have the meaning assigned thereto in the introduction to Article IV of this Agreement.

      "Current Directors" shall have the meaning assigned thereto in Section 1.03(a) of this Agreement.

      "Defined Benefit Plan" shall have the meaning assigned thereto in Section 3.22(f) of this Agreement.

      "Dissenting  Shareholder"  shall  have the  meaning  assigned  thereto  in
Section 2.01(d) of this Agreement.

      "Dissenting Shares" shall have the meaning assigned thereto in Section 2.01(d) of this Agreement.

      "D&O Insurance" shall have the meaning assigned thereto in Section 5.08(b) of this Agreement.

      "Effective Time" shall have the meaning assigned thereto in Section 1.06 of this Agreement.

      "Employment Agreements" shall have the meaning assigned thereto in Section 3.20(a) of this Agreement.

      "Environmental Laws" shall have the meaning assigned thereto in Section 3.17(a) of this Agreement.

      "Environmental Permits" shall have the meaning assigned thereto in Section 3.17(a) of this Agreement.

      "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

      "ERISA Affiliate" shall have the meaning assigned thereto in Section 3.22(a) of this Agreement.

      "Event" shall have the meaning assigned thereto in Annex II to this Agreement.

      "Exchange Act" shall have the meaning assigned thereto in Section 1.01(a) of this Agreement.

      "Exchange Agent" shall have the meaning assigned thereto in Section 2.02(a) of this Agreement.

      "Exchange Fund" shall have the meaning assigned thereto in Section 2.02(a) of this Agreement.

      "Expiration Date" shall have the meaning assigned thereto in Section 1.01(b) of this Agreement.

      "Governmental Approval" means any permit, license, authorization, consent, approval, waiver, exception, variance, order, or exemption issued by any Governmental Authority.

      "Governmental Authority" means any nation or government, any state, province or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of a government with jurisdiction over the matter in question.

      "Governmental Filings" means any plans, filings, reports, notifications, or other submissions required to be made to any Governmental Authority.

      "Hazardous Material" shall have the meaning assigned thereto in Section 3.17(d) of this Agreement.

      "HSR Act" shall have the meaning assigned thereto in Section 3.04(c) of this Agreement.

      "Indebtedness" shall mean, with respect to the Company, at any date, and regardless of whether the indebtedness or obligation was created before, on or after the date hereof (without duplication): (i) all indebtedness for borrowed money, or other obligations or liabilities for borrowed money (including, without limitation, letters of credit) of the Company or any Subsidiary, whether matured or unmatured, liquidated or unliquidated, direct or contingent, joint or several, and whether now existing or hereafter created; (ii) all indebtedness for borrowed money secured by any mortgage, lien, pledge, charge or encumbrance upon any property or asset of the Company or any Subsidiary; (iii) all indebtedness, obligations or liabilities of others of the type described in the preceding clauses (i) and (ii) which the Company or any Subsidiary has guaranteed, assumed or is in any other way liable for; and (iv) all amendments, renewals, extensions or refundings of any such indebtedness, obligation or liability.

      "Indemnified Person" shall have the meaning assigned thereto in Section 5.08(a) of this Agreement.

      "Intellectual  Property Rights" shall have the meaning assigned thereto in
Section 3.16 of this Agreement.

      "IRS" shall mean the Internal Revenue Service.

      "Liens" shall mean all mortgages, deeds of trust, pledges, liens, leases, security interests, security agreements, conditional sales agreements, notes, easements, restrictions, encroachments and other charges or encumbrances of any kind whatsoever.

      "Material Adverse Effect" shall mean a material adverse effect on the business, assets (including intangible assets), condition (financial or otherwise), or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that, for purposes of this Agreement, (a) a decline in the market price of the Company Common Stock shall not, in and of itself, constitute a Material Adverse Effect and (b) operating losses shall not constitute a Material Adverse Effect unless such operating losses exceed $1,000,000 in any consecutive four week period from and after June 30, 1998 and, provided further, that such operating losses shall be determined on the basis of accounting and financial management practices consistent with the Company's past practices.

      "Merger" shall have the meaning assigned thereto in the preamble to this Agreement.

      "Merger Consideration" shall have the meaning assigned thereto in Section 2.01(c) of this Agreement.

      "Merger Sub" shall mean FTI Merger Inc., a Pennsylvania corporation.

      "Minimum Condition" shall have the meaning assigned thereto in Annex II to this Agreement.

      "Multiemployer Plan" shall have the meaning assigned thereto in Section 3.22(g) of this Agreement.

      "Offer" shall have the meaning assigned thereto in the preamble to this Agreement.

      "Offer Documents" shall have the meaning assigned thereto in Section 1.01(a) of this Agreement.

      "PBCL" shall have the meaning assigned thereto in the preamble to this Agreement.

      "Per Share Amount" shall have the meaning assigned thereto in the preamble to this Agreement.

      "Personal Property" shall mean all assets owned by the Company or any Subsidiary which are personal property, other than the Intellectual Property.

      "Personal Property Leases" shall mean all leases, subleases, licenses or other agreements under which the Company or any Subsidiary is lessee, sublessee or licensee of any Personal Property and under which the remaining rental obligations are at least $10,000.

      "Predecessor" shall mean (i) a predecessor entity which has been merged with the Company or any Subsidiary of the Company, or (ii) the predecessor owner or operator of any of the property or assets owned or operated by the Company or any Subsidiary of the Company, where the Company or its Subsidiary is liable (whether by reason of the contractual assumption of liabilities, indemnification obligations or by other operation of law) for the actions or inactions of such predecessor.

      "Proprietary  Technology"  shall  have the  meaning  assigned  thereto  in
Section 3.16 of this Agreement.

      "Proxy Statement" shall have the meaning assigned thereto in Section 1.11 of this Agreement.

      "Purchaser" shall mean FTI Merger Inc., a Pennsylvania corporation.

      "Qualified Plan" shall have the meaning assigned thereto in Section 3.22(e) of this Agreement.

      "Real Property Leases" shall mean all leases or subleases under which the Company or any Subsidiary is lessee or sublessee of any real property, and under which the remaining rental obligations are at least $50,000.

      "Required Authorizations" shall mean, with respect to any person, (i) all consents, authorizations, approvals or other orders or actions of, or filings or registrations with, any federal, state, local or foreign governmental authority or agency and (ii) all notices, permits, approvals, consents, qualifications, waivers or other actions of third parties under any lease, note, mortgage, indenture, agreement or other instrument (or, in the case of the Company, under any Contract, Employment Agreement or any Governmental Approval) or under any other third-party franchise, license or permit, other than any such consents, authorizations, approvals, permits, qualifications, waivers, orders, registrations, filings, applications or other actions, the absence of which would not reasonably be expected to have a Material Adverse Effect with respect to such person and its Subsidiaries, taken as a whole.

      "Requisite Rights" shall have the meaning assigned thereto in Section 3.16(a) of this Agreement.

      "Restraints" shall have the meaning assigned thereto in Section 6.01(c) of this Agreement.

      "Returns" shall have the meaning assigned thereto in Section 3.08(a) of this Agreement.

      "Rights" shall have the meaning assigned thereto in the preamble to this Agreement.

      "Rights Agreement" shall have the meaning assigned thereto in the preamble to this Agreement.

      "Schedule 14D-9" shall have the meaning assigned thereto in Section 1.02(a) of this Agreement.

      "SEC" shall have the meaning assigned thereto in Section 1.01(a) of this Agreement.

      "Shareholder Agreements" shall have the meaning assigned thereto in the preamble to this Agreement.

      "Shares" shall have the meaning assigned thereto in the preamble to this Agreement.

      "Silicon  Valley Bank Liens"  shall have the meaning  assigned  thereto in
Section 3.02 of this Agreement.

      "Silicon  Valley  Bank Loan" shall have the  meaning  assigned  thereto in
Section 3.02 of this Agreement.

      "Stock Option Agreement" shall have the meaning assigned thereto in the preamble to this Agreement.

      "Stock Plans" shall have the meaning assigned thereto in Section 3.03 of this Agreement.

      "Subsidiary" shall mean, with respect to any party, any corporation, other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

      "Superior Proposal" shall have the meaning assigned thereto in Section 5.02(b) of this Agreement.

      "Surviving Corporation" shall have the meaning assigned thereto in Section
1.04 of this Agreement.

      "Tax" or, collectively, "Taxes," shall mean any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities including taxes based upon or measured by gross receipts, income profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

      "Tender  Offer  Conditions"  shall have the  meaning  assigned  thereto in
Section 1.01(a) of this Agreement.

                                    ANNEX II


            Conditions to the Offer. Notwithstanding any other provisions of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any tendered Shares and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, if
(i) there shall not be validly tendered and not properly withdrawn prior to the Expiration Date for the Offer that number of Shares which represents at least a majority of the total number of outstanding Shares on a fully diluted basis (including Shares issuable upon exercise of options) on the date of purchase (not taking into account the Rights) (the "Minimum Condition"), (ii) any applicable waiting period (and any extensions thereof) under the HSR Act shall not have expired or been terminated prior to the Expiration Date, or (iii) at any time prior to the time of acceptance for payment or payment for any Shares, any of the following events (each, an "Event") shall occur:

             (a) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any Governmental Authority, directly or indirectly, (i) challenging the acquisition by Parent or the Purchaser of any shares of capital stock of the Company or the Surviving Corporation, seeking to restrain or prohibit the consummation of the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement or seeking to obtain from the Company or Parent any damages that are material in relation to the Company and its subsidiaries taken as a whole or Parent and its subsidiaries taken as a whole, as applicable, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Company or the Surviving Corporation, (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company or its subsidiaries or (v) which otherwise would reasonably be expected to have a Material Adverse Effect on the Company or Parent; or

             (b) there shall be pending or threatened any action or proceeding by any Governmental Authority seeking, or that is reasonably likely to result, directly or indirectly, in, any of the consequences referred to in clauses (i) through (v) of paragraph (a) above or by any third party for which there is a substantial likelihood of resulting in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

             (c) there shall have occurred any Material Adverse Effect with respect to the Company and its Subsidiaries taken as a whole; or

             (d) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified (including by amendment to the Schedule 14D-9) in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer or the Merger Agreement, or approved or recommended any Superior Proposal, (ii) the Company shall have entered into an Acquisition Agreement with a party other than Crane or any of its Affiliates, or (iii) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing; or

             (e) the Company and the Purchaser and Parent shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms; or

             (f) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct (without regard to any materiality qualifications or references to Material Adverse Effect contained in any specific representation or warranty), as if such representations and warranties were made at the time of such determination except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such date); provided that this paragraph (f) shall be deemed satisfied so long as the failure of all such representations and warranties to be true and correct would not (i) have a Material Adverse Effect on the Company, (ii) prevent or materially delay the consummation of the Offer, (iii) materially increase the cost of the Offer to the Purchaser or (iv) have a material adverse effect on the benefits to Parent of the transactions contemplated by the Merger Agreement; or.

             (g) the Company shall have failed to perform in all material respects all obligations required to be performed by it under the Merger Agreement; or

             (h) there shall have occurred, and continued to exist, (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or on the Nasdaq National Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of a war, armed hostilities or other national or international crises involving the United States or a material limitation (whether or not mandatory) by any governmental Entity on the extension of credit by banks or other lending institutions, or (iv) with respect to any of the foregoing in effect on the date of the Merger Agreement, a material worsening or acceleration thereof.

            The foregoing conditions (including those set forth in clauses (i) and (ii) of the initial paragraph) are for the benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time in their reasonable discretion, in each case, subject to the terms of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

            The terms used in this Annex II shall have the meanings ascribed thereto in the Agreement to which it is annexed, except that the term "Merger Agreement" shall be deemed to refer to the Agreement to which this Annex II is appended.

                                    EXHIBIT 1

              SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

                                       OF

                           LIBERTY TECHNOLOGIES, INC.


1.    Name. The name of the Corporation is: Liberty Technologies, Inc.

2. Address. The location and post office address of the registered office of the Corporation in this Commonwealth is Lee Park, 555 North lane, Conshohocken, Pennsylvania 19428.

3. Purposes. The Corporation is incorporated under the Business Corporation Law of the Commonwealth of Pennsylvania for the following purpose or purposes: to have unlimited power to engage in and to do any lawful act concerning any and all lawful business for which corporations may be incorporated under the Business Corporation Law.

4. Perpetual Existence. The term for which the Corporation is to exist is perpetual.

5. Authorized Capital. The total number of shares of capital stock which the Corporation shall have authority to issue is 100 shares of Common Stock, par value $0.01 per share.

6. No Preemptive Rights. No shareholder of the Corporation shall have any preemptive rights with respect to the capital stock of the Corporation, and any preemptive rights which previously may have attached to the capital stock of the Corporation are hereby extinguished.

7. No Cumulative Voting. There shall not be cumulative voting with respect to the shares of capital stock of the Corporation.

8. Directors' Personal Liability. A director of the Corporation shall not be personally liable, as such, for monetary damages for any action taken, or any failure to take any action; provided, however, that this provision shall not eliminate or limit the liability of a director to the extent that such elimination or limitation of liability is expressly prohibited by Section 1713 of the Business Corporation law of 1988 or any successor statute as in effect at the time of the alleged action or failure to take action by such director.

9. Effective Time. This Second Amended and Restated Articles of Incorporation shall become effective upon filing with the Secretary of State of the Commonwealth of Pennsylvania.

                          FORM OF SHAREHOLDER AGREEMENT

      THIS SHAREHOLDER AGREEMENT, dated as of August 11, 1998 (this "Agreement"), between Crane Co., a Delaware corporation ("Crane"), and the shareholder listed on the signature page hereof (such shareholder and (with respect to Shares (as defined herein) owned by an individual jointly with such shareholder's spouse) together with his or her spouse, being referred to herein as the "Shareholder");

                                   WITNESSETH:

      WHEREAS, the Shareholder, as of the date hereof, is the owner of or has the sole right to vote the number of shares of common stock, par value $.01 per share ("Common Stock"), of Liberty Technologies, Inc., a Pennsylvania corporation (the "Company"), set forth below the name of the Shareholder on the signature page hereof, together with the Rights associated therewith (the "Shares"); and

      WHEREAS, in reliance upon the execution and delivery of this Agreement, Crane will enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), with, among others, the Company, which provides, among other things, that upon the terms and subject to the conditions thereof, the Offer will be made and the Company will become wholly owned by Crane at the Effective Time of the Merger; and

      WHEREAS, to induce Crane to enter into the Merger Agreement and to incur the obligations set forth therein, the Shareholder is entering into this Agreement pursuant to which the Shareholder agrees to vote in favor of the transactions contemplated by the Merger Agreement and certain other matters as set forth herein, and to make certain agreements with respect to the Shares upon the terms and conditions set forth herein;

      NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

      Section 1. TENDER OF SHARES. The Shareholder covenants and agrees to tender, or cause to be tendered, and to not (without the consent of Crane) withdraw the Shares owned by such Shareholder pursuant to the Offer until the earlier of (i) the date on which the Offer is terminated or withdrawn or (ii) the date on which the Merger Agreement is terminated.

      Section 2. VOTING OF SHARES; PROXY. (a) The Shareholder agrees that until the earlier of (i) the Effective Time, (ii) the date on which the Merger Agreement is terminated or (iii) the purchase of all of the Shares owned by the Shareholder pursuant to the Offer (the earliest thereof being hereinafter referred to as the "Expiration Date"), the Shareholder shall vote all Shares owned by the Shareholder at any meeting of the Company's shareholders (whether annual or special and whether or not an adjourned meeting), or, if applicable, take action by written consent (x) for adoption and approval of the Merger Agreement and in favor of the Merger and otherwise in favor of the transactions contemplated by the Merger Agreement as such Merger Agreement may be modified or amended from time to time and (y) against any action, omission or agreement which would or could impede or interfere with, or have the effect of discouraging, the transactions contemplated by the Merger Agreement, including, without limitation, any Acquisition Proposal other than the transactions contemplated by the Merger Agreement. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

      (b) At the request of Crane, the Shareholder, in furtherance of the transactions contemplated hereby and by the Merger Agreement, and in order to secure the performance by the Shareholder of such Shareholder's duties under this Agreement, shall promptly execute, in accordance with the provisions of
Section 1759(c) of the Pennsylvania Business Corporation Law, and deliver to Crane, an irrevocable proxy, substantially in the form of Annex A hereto, and irrevocably appoint Crane or its designees, with full power of substitution, such Shareholder's attorney and proxy to vote, or, if applicable, to give consent with respect to, all of the Shares owned by the Shareholder in respect of any of the matters set forth in, and in accordance with the provisions of, clauses (i) and (ii) above of Section 1(a). The Shareholder acknowledges that the proxy executed and delivered by such Shareholder shall be coupled with an interest, shall constitute, among other things, an inducement for Crane to enter into the Merger Agreement, shall be irrevocable and shall not be terminated by operation of law upon the occurrence of any event, including, without limitation, the death or incapacity of the Shareholder. Notwithstanding any provision contained in such proxy, such proxy shall terminate upon the Expiration Date.

      (c) The Shareholder agrees, and shall take all actions necessary to ensure, that the certificate(s) evidencing the Shares shall have the following legend placed thereon (in addition to any legend required under applicable state or federal securities law):

      "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN OPTION PURSUANT TO A SHAREHOLDER AGREEMENT DATED AUGUST 11, 1998, BETWEEN THE SHAREHOLDER WHOSE NAME APPEARS ON THIS CERTIFICATE AND CRANE CO. (THE "SHAREHOLDER AGREEMENT")."

      Section 3. COVENANTS OF THE SHAREHOLDER. The Shareholder covenants and agrees for the benefit of Crane that such Shareholder, in his or her capacity as a Shareholder, will:

            (a) until the date that is six  months  after the  Expiration  Date, except for the tendering of the Shares pursuant to the Offer and except for the option granted to Crane pursuant to Section 4 hereof, not sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance, assignment, tender or other disposition of, any of the Shares owned by such Shareholder or any interest therein, unless and until such transferee executes and delivers to Crane a joinder to this Agreement pursuant to which such transferee shall agree that, for all purposes of this Agreement, (i) such transferee shall be deemed to be the "Shareholder" hereunder and (ii) all shares of the Common Stock of the Company transferred to such transferee pursuant to this Section 3(a) shall be deemed to be "Shares" hereunder;

            (b) until the Expiration Date, except as may be required to vote the Shares in accordance with Section 2 hereof, not grant any powers of attorney or proxies or consents in respect of any of the Shares owned by such Shareholder, deposit any of the Shares owned by such Shareholder into a voting trust, enter into a voting agreement with respect to any of the Shares owned by such Shareholder or otherwise restrict the ability of the holder of any of the Shares owned by such Shareholder freely to exercise all voting rights with respect thereto; and

            (c) until the Expiration Date, not, and cause such Shareholder's agents and representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to a Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement a Acquisition Proposal. The Shareholder shall immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any parties, conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform such Shareholder's agents and representatives of the obligations undertaken in this Section 3(c). The Shareholder shall notify Crane immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, such Shareholder.

      Section 4. GRANT OF OPTION. (a) The Shareholder hereby grants to Crane an irrevocable option (the "Option") to purchase all or any part of the Shares owned by such Shareholder (the "Option Shares") at a price of $3.50 per Option Share.

            (b) The Option may be exercised by Crane, in whole or in part, at any time or from time to time if the Company enters into an Acquisition Agreement with a party other than Crane or any of its Affiliates within six months after the Expiration Date;

            (c) In the event Crane wishes to exercise the Option, Crane shall send a written notice (an "Exercise Notice") to the Shareholder specifying the total number of Option Shares Crane wishes to purchase, the denominations of the certificate or certificates evidencing such Option Shares which Crane wishes to receive, a date (a "Closing Date"), which shall be a business day which is at least three business days after delivery of such notice, and place for the closing of such purchase (a "Closing"). Upon receipt of an Exercise Notice, the Shareholder shall be obligated to deliver to Crane the number of Option Shares specified therein, in accordance with the terms of this Agreement, on the later of (i) the Closing Date and (ii) the first business day on which there shall be no preliminary or permanent injunction or other order by and court of competent jurisdiction preventing or prohibiting such exercise of the Option or the delivery of the Option Shares in respect of such exercise. At each Closing, the Shareholder will deliver to Crane a certificate or certificates evidencing the number of Option Shares specified in Crane's Exercise Notice, registered in the name of Crane or its nominee, and Crane will deliver to the Shareholder the aggregate purchase price for such Option Shares. All payments made by Crane to the Shareholder pursuant to this Section 4 shall be made, at the option of the Shareholder, by wire transfer of immediately available funds, or by delivery to the Shareholder of a certified or bank check or checks payable to or on the order of the Shareholder.

      Section 5. COVENANTS OF CRANE. Crane covenants and agrees for the benefit of the Shareholder that (a) immediately upon execution of this Agreement, Crane shall enter into the Merger Agreement, and (b) until the Expiration Date, it shall use all reasonable efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement, consistent with the terms and conditions of each such agreement; PROVIDED, HOWEVER, that nothing in this Section 5, Section 14 or any other provision of this Agreement is intended, nor shall it be construed, to limit or in any way restrict Crane's right or ability to exercise any of its rights under the Merger Agreement.

      Section 6. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER. The Shareholder represents and warrants to Crane that: (a) the execution, delivery and performance by the Shareholder of this Agreement will not conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which the Shareholder is bound, other than consents, waivers and approvals the absence of which would not reasonably be expected to have an adverse effect on the Shareholder's ability to perform his or her obligations hereunder and except for such conflicts, breaches or defaults which would not reasonably be expected to have an adverse effect on the Shareholder's ability to perform his or her obligations hereunder; (b) this Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the effect of bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and subject to the application of equitable principles and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law); (c) the Shareholder is the sole owner of or has the sole right to vote the Shares and the Shares represent all shares of Common Stock which the Shareholder is the sole owner of or has the sole right to vote at the date hereof, and the Shareholder does not have any right to acquire, nor is he or she the "beneficial owner" (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of, any other shares of any class of capital stock of the Company or any securities convertible into or exchangeable or exercisable for any shares of any class of capital stock of the Company (other than shares subject to options or other rights granted by the Company); (d) the Shareholder has full right, power and authority to execute and deliver this Agreement and to perform his or her obligations hereunder; and (e) the Shareholder owns the Shares free and clear of all liens, claims, pledges, charges, proxies, restrictions, encumbrances, proxies, voting trusts and voting agreements of any nature whatsoever, other than restrictions upon resale which may be imposed by federal or state securities laws and other than as provided by this Agreement. The representations and warranties contained herein shall be made as of the date hereof and, with respect to the representations and warranties set forth in clauses (c), (d) and (e) of this Section 6, as of each day from the date hereof through and including the earlier to occur of the date that is six months after the Expiration Date or the date of the consummation of any transfer of Shares permitted by Section 3(a) hereof.

      Section 7. ADJUSTMENTS; ADDITIONAL SHARES. In the event (a) of any stock dividend, stock split, merger (other than the Mergers) recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Shares or (b) that the Shareholder shall become the beneficial owner of any additional shares of

Common Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 2, then such additional shares of Common Stock and other securities shall become Option Shares hereunder and the terms of this Agreement shall otherwise apply to the shares of capital stock or other instruments or documents held by the Shareholder immediately following the effectiveness of the events described in clause (a) or the Shareholder becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were Shares hereunder.

      Section 8. SPECIFIC PERFORMANCE. The Shareholder acknowledges that the agreements contained in this Agreement are an integral part of the transactions contemplated by the Merger Agreement, and that, without these agreements, Crane would not enter into the Merger Agreement, and acknowledges that damages would be an inadequate remedy for any breach by him or her of the provisions of this Agreement. Accordingly, the Shareholder and Crane each agree that the obligations of the parties hereunder shall be specifically enforceable and neither party shall take any action to impede the other from seeking to enforce such right of specific performance.

      Section 9. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be effective upon receipt (or refusal of receipt), shall be in writing and shall be delivered in person, by telecopy or telefacsimile, by telegram, by next-day courier service, or by mail (registered or certified mail, postage prepaid, return receipt requested) to the Shareholder at the address listed on the signature page hereof, and to Crane at 100 First Stamford Place, Stamford, CT 06902, Attention: Augustus I. duPont, telecopy number 203-363-7350 or to such other address or telecopy number as any party may have furnished to the other in writing in accordance herewith.

      Section 10. BINDING EFFECT; SURVIVAL. Upon execution and delivery of this Agreement by Crane, this Agreement shall become effective as to the Shareholder at the time the Shareholder executes and delivers this Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns.

      Section 11. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania applicable to agreements made and to be performed entirely within such Commonwealth.

      Section 12. COUNTERPARTS.   This   Agreement  may  be  executed  in  two
counterparts, both of which shall be an original and both of which together shall constitute one and the same agreement.

      Section 13. EFFECT OF HEADINGS; DEFINED TERMS. The Section headings herein are for convenience of reference only and shall not affect the construction hereof. Capitalized terms used but not defined herein shall have the meanings assigned thereto in the Merger Agreement.

      Section 14. ADDITIONAL AGREEMENTS; FURTHER ASSURANCE. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. The Shareholder will provide Crane with all documents which may reasonably be requested by Crane and will take reasonable steps to enable Crane to obtain all rights and benefits provided it hereunder.

      Section 15. AMENDMENT; WAIVER. No amendment or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and signed by Crane and the Shareholder, in the case of an amendment, or by the party which is the beneficiary of any such provision, in the case of a waiver or a consent to depart therefrom.

      IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto all as of the day and year first above written.

                                          CRANE CO.


                                          By
                                             -----------------------------------
                                              David S. Smith
                                              Vice President-Finance and
                                              Chief Financial Officer
SHAREHOLDER:

----------------------
Name:

SPOUSE:

----------------------
Name:

Address:

Number of Shares:

                                                                        ANNEX A



                                IRREVOCABLE PROXY

      In order to secure the performance of the duties of the undersigned pursuant to the Shareholder Agreement, dated as of August 11, 1998 (the "Shareholder Agreement"), between the undersigned and Crane Co., a copy of such agreement being attached hereto and incorporated by reference herein, the undersigned hereby irrevocably appoints David S. Smith and Augustus I. duPont, and each of them, the attorneys, agents and proxies, with full power of substitution in each of them, for the undersigned and in the name, place and stead of the undersigned, in respect of any of the matters set forth in clauses
(x) and (y) of Section 2 of the Shareholder Agreement, to vote or, if applicable, to give written consent, in accordance with the provisions of said
Section 2 and otherwise act (consistent with the terms of the Shareholder Agreement) with respect to all shares of Common Stock, par value $.01 per share (the "Shares"), of Liberty Technologies, Inc., a Pennsylvania corporation (the "Company"), whether now owned or hereafter acquired, which the undersigned is or may be entitled to vote at any meeting of the Company held after the date hereof, whether annual or special and whether or not an adjourned meeting, or, if applicable, to give written consent with respect thereto. This Proxy is coupled with an interest, shall be irrevocable and binding on any successor in interest of the undersigned and shall not be terminated by operation of law upon the occurrence of any event, including, without limitation, the death or incapacity of the undersigned. This Proxy shall operate to revoke any prior proxy as to the Shares heretofore granted by the undersigned. This Proxy has been executed in accordance with Section 1759(c) of the Pennsylvania Business Corporation Law.



----------------------------


----------------------------


Dated:
      ----------------------

                             STOCK OPTION AGREEMENT


      THIS STOCK OPTION AGREEMENT, dated as of August 11, 1998 ("Agreement"), between Liberty Technologies, Inc., a Pennsylvania corporation (the "Company"), and Crane Co., a Delaware corporation ("Crane");

                             W I T N E S S E T H:

      WHEREAS, the Company, Crane and LTI Merger, Inc., a Pennsylvania corporation and wholly owned subsidiary of Crane ("Merger Sub"), propose to enter into an Agreement and Plan of Merger, of even date herewith (the "Merger Agreement"), which provides that, among other things, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation; and

      WHEREAS, as a condition to the willingness of Crane to enter into the Merger Agreement, Crane has required that the Company agree, and in order to induce Crane to enter into the Merger Agreement, the Company has agreed, to grant Crane an option to purchase certain shares of the common stock of the Company together with the Rights associated therewith, in accordance with the terms of this Agreement;

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein and in the Merger Agreement, and intending to be legally bound, the parties hereto agree as follows:


                                    ARTICLE I

                                THE STOCK OPTION

      Section 1.1 GRANT OF STOCK OPTION. The Company hereby grants to Crane an irrevocable option (the "Stock Option") to purchase up to 997,633 newly issued shares (the "Option Shares") of common stock, par value $.01 per share, together with the Rights associated therewith, of the Company ("Company Common Stock") in the manner set forth below at a price (the "Purchase Price") of $2.75 per Option Share. Capitalized terms used herein but not defined herein shall have the meanings set forth in the Merger Agreement.

      Section 1.2 EXERCISE OF STOCK OPTION. (a) Subject to the satisfaction of the conditions set forth in Section 1.3 hereof, the Stock Option may be exercised by Crane, in whole or in part, at any time or from time to time after the occurrence of an Exercise Event (as defined below) and prior to the Termination Date (as defined below).

            (b) An "Exercise Event" shall occur for purposes of this Agreement upon the termination of the Merger Agreement pursuant to Section 7.01(d) or (e) thereof.

            (c) The "Termination Date" shall occur for purposes of this Agreement upon the first to occur of any of the following:

                       (i) the consummation of the Offer;

                   (ii) the date on which the Merger Agreement is terminated pursuant to Section 7.01 thereof, if an Exercise Event shall not have occurred; or

                  (iii) the date which is 365 days after the date on which the Merger Agreement is terminated pursuant to Section 7.01 thereof, if an Exercise Event shall have occurred;

provided that, with respect to clause (iii) above, if the Stock Option cannot be exercised as of such date by reason of any applicable judgment, decree, law, regulation or order, then the Termination Date shall be extended until fifteen days after such impediment has been removed.

            (d) In the event Crane wishes to exercise the Stock Option, Crane shall send a written notice (an "Exercise Notice") to the Company specifying the total number of Option Shares, if any, Crane wishes to purchase, the number of Option Shares, if any, with respect to which Crane wishes to exercise its Cash-Out Right (as defined herein) pursuant to Section 1.4 hereof, the denominations of the certificate or certificates evidencing such Option Shares which Crane wishes to receive, a date (a "Closing Date"), which shall be a business day which is at least three business days after delivery of such notice, and place for the closing of such purchase (a "Closing").

            (e) Upon receipt of an Exercise Notice, the Company shall be obligated to deliver to Crane the number of Option Shares specified therein, in accordance with the terms of this Agreement, on the later of (i) the Closing Date and (ii) the first business day on which there shall be no preliminary or permanent injunction or other order by any court of competent jurisdiction preventing or prohibiting such exercise of the Stock Option or the delivery of the Option Shares in respect of such exercise.

      Section 1.3 CLOSINGS. At each Closing, the Company will deliver to Crane a certificate or certificates evidencing the number of Option Shares specified in Crane's Exercise Notice, registered in the name of Crane or its nominee, and Crane will deliver to the Company the aggregate Purchase Price for such Option Shares. All payments made by Crane to the Company pursuant to this Section 1.3 shall be made, at the option of Crane, by wire transfer of immediately available funds, or by delivery to the Company of a certified or bank check or checks payable to or on the order of the Company.

      Section 1.4 CASH-OUT RIGHT. If, at any time during the period commencing on the occurrence of an Exercise Event and terminating on the Termination Date, Crane sends to the Company an Exercise Notice indicating Crane's election to exercise its rights (the "Cash-Out Right") pursuant to this Section 1.4, then the Company shall pay to Crane, on the Closing Date, in exchange for the cancellation of the Stock Option with respect to such number of Option Shares as Crane specifies in the Exercise Notice, an amount in cash equal to such number of Option Shares multiplied by the difference between (i) the average closing price for the 10 trading days commencing on the 12th trading day immediately preceding the date of the Exercise

Notice per share of Company Common Stock (the "Average Price") and (ii) the Purchase Price. If Crane has sent an Exercise Notice to the Company prior to the Termination Date, Crane shall be entitled to all of its rights under this
Section 1.4 to the extent exercised pursuant to the Exercise Notice notwithstanding the failure of the Company to perform all of its obligations under this Section 1.4 prior to the Termination Date.

      Section 1.5 ADJUSTMENTS UPON SHARE ISSUANCES, CHANGES IN CAPITALIZATION, ETC. (a) In the event of any change in Company Common Stock or in the number of outstanding shares of Company Common Stock by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares or similar transaction or any other change in the corporate or capital structure of the Company (including, without limitation, the declaration or payment of an extraordinary dividend of cash, securities or other property), the type and number of shares or securities to be issued by the Company upon exercise of the Stock Option shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that Crane shall receive upon exercise of the Stock Option the number and class of shares or other securities or property that Crane would have received in respect of Company Common Stock if the Stock Option had been exercised immediately prior to such event, or the record date therefor, as applicable, and such Company Common Stock had elected to the fullest extent it would have been permitted to elect, to receive such securities, cash or other property.

            (b) No adjustment made in accordance with this Section 1.5 shall constitute or be deemed a waiver of any breach of any of the Company's representations, warranties, covenants, agreements or obligations contained in the Merger Agreement.

            (c) The provisions of this Agreement, including, without limitation, Sections 1.1, 1.2, 1.3, 1.4 and 3.2, shall apply with appropriate adjustments to any securities for which the Stock Option becomes exercisable pursuant to this
Section 1.5.

      Section 1.6 COVENANTS OF CRANE. Crane agrees not to transfer or otherwise dispose of the Option or the Option Shares, or any interest therein, except in compliance with the Securities Act of 1933, as amended (the "Securities Act") and any applicable state securities laws. Crane further agrees to the placement of the following legend on the certificate(s) representing the Option Shares (in addition to any legend required under applicable state securities laws):

            "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER EITHER (i) THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR (ii) ANY APPLICABLE STATE LAW GOVERNING THE OFFER AND SALE OF SECURITIES, NO TRANSFER OR OTHER DISPOSITION OF THESE SHARES, OR OF ANY INTEREST THEREIN, MAY BE MADE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND SUCH OTHER STATE LAWS OR PURSUANT TO EXEMPTIONS FROM REGISTRATION UNDER THE ACT, SUCH OTHER STATE LAWS, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER."

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

      Section 2.1 REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to Crane that (a) the Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement, (b) the execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, (c) this Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, (d) the Company has taken all necessary corporate action to authorize and reserve and permit it to issue, and at all times from the date hereof through the Termination Date shall have reserved, all the Option Shares issuable pursuant to this Agreement, and the Company will take all necessary corporate action to authorize and reserve and permit it to issue all additional shares of Company Common Stock or other securities which may be issued pursuant to Section
1.5 hereof, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, shall be duly authorized, validly issued, fully paid and nonassessable, shall be delivered free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Crane's voting rights, charges and other encumbrances of any nature whatsoever (other than this Agreement) and shall not be subject to any preemptive rights, and (e) the execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated by this Agreement will not, conflict with, or result in a violation of, or default under (with or without notice or lapse of time or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Amended and Restated Articles of Incorporation or Bylaws of the Company or (ii) any mortgage, indenture, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or its properties or assets, except in the case of the preceding clause (ii) for any such conflicts, violations, default, terminations, cancellations or accelerations which would not have a Material Adverse Effect on the Company.

      Section 2.2 REPRESENTATIONS AND WARRANTIES OF CRANE. Crane represents and warrants to the Company that (a) Crane is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement, (b) the execution and delivery by Crane of this Agreement and the consummation by Crane of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Crane, and (c) the execution and delivery of this Agreement by Crane does not, and the consummation by Crane of the transactions contemplated by this Agreement will not conflict with, or result in a violation of, or default under (with or without notice or lapse of time or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Crane or (ii) any mortgage, indenture, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Crane or its properties or assets, except in the case of the preceding clause (ii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not have a Material Adverse Effect on Crane.

                                   ARTICLE III

                            COVENANTS OF THE COMPANY

      Section 3.1 LISTING; OTHER ACTION. (a) The Company shall, at its expense, use its best efforts to cause the Option Shares to be approved for trading on the Nasdaq National Market ("Nasdaq"), subject to notice of issuance, as promptly as practicable following the date of this Agreement, and will provide prompt notice to Nasdaq of the issuance of each Option Share.

            (b) The Company  shall use its best efforts to take,  or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereunder, including, without limitation, obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities.

      Section 3.2 REGISTRATION. (a) As used in this Agreement, "Registrable Securities" means each of the Option Shares issued to Crane hereunder and any other securities issued in exchange for, or issued as dividends or otherwise on or in respect of, any of such Option Shares.

            (b) At any time or from time to time following the first Closing, Crane may make a written request to the Company for registration under and in accordance with the provisions of the Securities Act with respect to all or part of the Registrable Securities (a "Demand Registration"). A Demand Registration may be, at the option of Crane, a shelf registration or a registration involving an underwritten offering. As soon as reasonably practicable after Crane's request for a Demand Registration, the Company shall file one or more registration statements on any appropriate form with respect to all of the Registrable Securities requested to be so registered; provided that the Company will not be required to file any such registration statement during any period of time (not to exceed 30 days after such request) when (A) the Company is in possession of material non-public information which it reasonably believes, upon the advice of its outside counsel, would have to be disclosed if a registration statement were filed at that time, and that any such disclosure at that time would be materially detrimental to the Company, or (B) the Company is required under the Securities Act to include audited financial statements for any period in such registration statement that are not yet available for inclusion therein. The Company shall use its best efforts to have the Demand Registration declared effective as soon as reasonably practicable after such filing and to keep the Demand Registration continuously effective; provided that the effectiveness of any Demand Registration may be terminated if and when all of the Registrable Securities covered thereby shall have been sold. If any Demand Registration involves an underwritten offering, (i) the Company shall have the right to select the managing underwriter, which shall be reasonably acceptable to Crane, and (ii) the Company shall enter into an underwriting agreement in customary form. The Company shall not include in any Demand Registration any securities other than the Registrable Securities requested to be registered therein by Crane.

            (c) Up to two registrations effected under this Section 3.2 shall be effected at the Company's expense except for underwriting commissions allocable to the Registrable

Securities. The Company shall indemnify and hold harmless Crane, its affiliates and controlling persons and their respective officers, directors, agents and representatives from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, all out-of-pocket expenses, investigation expenses, expenses incurred with respect to any judgment and fees and disbursements of counsel and accountants) arising out of or based upon any statements contained in, or omissions or alleged omissions from, each registration statement (and related prospectus) filed pursuant to this Section 3.2; provided, however, that the Company shall not be liable in any such case to Crane or any affiliate or controlling person of Crane or any of their respective officers, directors, agents or representatives to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or omission or alleged omission made in such registration statement or prospectus in reliance upon, and in conformity with, written information furnished to the Company specifically for use in the preparation thereof by Crane, such affiliate, controlling person, officer, director, agent or representative, as the case may be.


                                   ARTICLE IV

                                COVENANT OF CRANE

      Section 4.1 DISTRIBUTION. Crane hereby covenants and agrees that Crane is acquiring the Stock Option and will acquire the Option Shares for investment purposes only and not with a view to any distribution thereof in violation of the Securities Act, and shall not sell any Option Shares purchased pursuant to this Agreement except in compliance with the Securities Act and applicable law.


                                    ARTICLE V

                                  MISCELLANEOUS

      Section 5.1 EXPENSES. Except as otherwise provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

      Section 5.2 FURTHER ASSURANCES. The Company and Crane will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

      Section 5.3 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

      Section 5.4 ENTIRE AGREEMENT. This Agreement and the Merger Agreement (together with the annexes and the other documents delivered pursuant thereto) constitute the entire agreement between the parties and supersede all prior agreements and understandings, both written and oral, between the parties or any of them, with respect to the subject matter hereof.

      Section 5.5 ASSIGNMENT. This Agreement shall not be assigned by either party without the prior written consent of the other party.

      Section 5.6 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

      Section 5.7 AMENDMENT; WAIVER. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. Either party hereto may with respect to the other party (i) extend the time for the performance of any obligation or other act, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto or
(iii) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

      Section 5.8 SEVERABILITY. If any term or other provision of this Agreement is held by a court or other competent authority to be invalid, illegal or incapable of being enforced by any rule of law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.

      Section 5.9 NOTICE. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, sent or transmitted, if delivered personally, sent by reputable overnight courier to the respective parties at their addresses as specified in the Merger Agreement or sent by electronic transmission to the respective parties at their telecopier numbers as specified in the Merger Agreement.

      Section 5.10 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of law thereof.


      Section 5.11 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      Section 5.12 COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall constitute one and the same agreement.

      IN WITNESS WHEREOF, the Company and Crane have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                    LIBERTY TECHNOLOGIES, INC.

                                    /s/ R. Nim Evatt
                                    -----------------------------------
                                    R. Nim Evatt
                                    President



                                    CRANE CO.

                                    /s/ David S. Smith
                                    -----------------------------------
                                    David S. Smith
                                    Vice President - Finance and Chief
                                    Financial Officer



                                        6